                                                   Registration No. 33-71498

 As filed with the Securities and Exchange Commission on January 7, 1994
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           -------------------------

                        FORUM RETIREMENT PARTNERS, L.P.
                       8900 Keystone Crossing, Suite 200
                        Indianapolis, Indiana 46240-0498
                           Telephone:  (317) 846-0700

           Delaware                                 35-1686799
    (State of Organization)                      (I.R.S. Employer
                                                Identification No.)

                               Donald J. McNamara
                      Chairman of the Board and President
                             Forum Retirement, Inc.
                       8900 Keystone Crossing, Suite 200
                       Indianapolis, Indiana  46240-0498
                           Telephone:  (317) 846-0700
                              (Agent for Service)

                           --------------------------

                                   Copies to:

       Robert A. Profusek, Esq.                Jeffery A. Smisek, Esq.
      Jones, Day, Reavis & Pogue                Vinson & Elkins L.L.P.
      2300 Trammell Crow Center                 2500 First City Tower
           2001 Ross Avenue                          1001 Fannin
         Dallas, Texas  75201                 Houston, Texas  77002-6760
      Telephone:  (214) 220-3939              Telephone:  (713) 758-2222

                           --------------------------

     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     None of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

     The Registrant elects to deliver its latest Annual Report on Form 10-K pursuant to Item 11(a)(1) of this Form.

                           --------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        FORUM RETIREMENT PARTNERS, L.P.

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K

              Form S-2                                       Caption or
       Item Number and Heading                         Location in Prospectus
       -----------------------                         ----------------------
 1.  Forepart of Registration
      Statement and Outside
      Front Cover Page of Prospectus..   Facing Page; Cross Reference Sheet;
                                          Outside Front Cover Page of Prospectus

 2.  Inside Front and Outside Back
      Cover Pages of Prospectus.......   Inside Front Cover Page of Prospectus;
                                          Outside Back Cover Page of Prospectus

 3.  Summary Information, Risk
      Factors, and Ratio of
      Earnings to Fixed Charges.......   "Prospectus Summary"; "Risk Factors"

 4.  Use of Proceeds..................   "Use of Proceeds"

 5.  Determination of Offering
      Price...........................                    *

 6.  Dilution.........................                    *

 7.  Selling Security Holders.........                    *

 8.  Plan of Distribution.............   "Plan of Distribution"

 9.  Description of Securities to
      be Registered...................   "Description of Preferred Depositary
                                          Units"

10.  Interests of Named Experts
      and Counsel.....................   "Experts"; "Legal Opinions"

11.  Information with Respect to
      the Registrant..................   "Information Incorporated by Reference"

12.  Incorporation of Certain
      Information by Reference........   "Information Incorporated by Reference"

13.  Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.....................                    *

- ----------------
*Item is omitted because answer is negative or inapplicable.

Prospectus

                        FORUM RETIREMENT PARTNERS, L.P.
                   Up to 5,064,150 Preferred Depositary Units
               Representing Preferred Limited Partners' Interests

  Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"), is offering to certain holders of depositary units representing preferred limited partners' interests ("Preferred Depositary Units") in the Partnership (such holders being hereinafter referred to as "Unitholders") the opportunity to subscribe for and purchase additional Preferred Depositary Units. (Such offering is hereinafter referred to as the "Subscription Offering.") The Subscription Offering is intended to afford eligible unit holders the opportunity to acquire additional Preferred Depositary Units on substantially the same terms under which Preferred Depositary Units were acquired by an affiliate of the General Partner of the Partnership (the "General Partner") pursuant to the Recapitalization Agreement described in this Prospectus. See "The Recapitalization." THE PROCEEDS OF THE SUBSCRIPTION OFFERING WILL NOT BENEFIT THE PARTNERSHIP BUT WILL BE APPLIED BY THE PARTNERSHIP TO REPURCHASE FROM SUCH AFFILIATE, AT THE SAME PRICE PER UNIT PAID BY SUCH AFFILIATE, A NUMBER OF PREFERRED DEPOSITARY UNITS EQUAL TO THE NUMBER OF PREFERRED DEPOSITARY UNITS ISSUED IN THE SUBSCRIPTION OFFERING. See "Use of Proceeds." The repurchase of Preferred Depositary Units could be at a price which exceeds then-prevailing market prices for Preferred Depositary Units. Inasmuch as only such affiliate advanced the equity capital necessary to prepay a portion of the Partnership's indebtedness pursuant to the Recapitalization Agreement, no other holders of Preferred Depositary Units will have the right to have Units repurchased.

  Only Unitholders of record (other than Forum Group, Inc. ("Forum Group") and its affiliates) as of the close of business on October 18, 1993 (the "Record Date") (such Unitholders being hereinafter referred to as "Eligible Holders") will be eligible to purchase Preferred Depositary Units in the Subscription Offering. Eligible Holders may subscribe for and purchase, on the terms and subject to the conditions described herein and in the related Notice of Exercise of Subscription Privilege (the "Notice of Exercise"), 0.7398342 of a Preferred Depositary Unit for each Preferred Depositary Unit held of record by them on the Record Date at a purchase price of $2.00 per unit (the "Subscription Privilege"). No fractional Preferred Depositary Units will be issued. The number of Preferred Depositary Units for which Eligible Holders may subscribe will be based on the aggregate number of Preferred Depositary Units held by the Eligible Holder on the Record Date and will be rounded down to the nearest whole number. The opportunity to subscribe for and purchase additional Preferred Depositary Units is not directly or indirectly assignable or transferable and will not be evidenced by a certificate. The Subscription Offering is subject to various conditions. See "The Subscription Offering."


  The Preferred Depositary Units are listed on the American Stock Exchange (the "AMEX") under the symbol "FRL." On October 6, 1993, the last full trading day prior to the public announcement of the recapitalization described below, the closing sale price of the Preferred Depositary Units on the AMEX was $1.875 per Unit. On the last trading day prior to the date of this Prospectus, the closing sale price of the Preferred Depositary Units on the AMEX was $2.1825 per Unit. Eligible Holders are urged to obtain current market quotations prior to determining whether to accept the Subscription Privilege, and Eligible Holders who wish to increase their equity ownership in the Partnership are urged to consider open-market and privately negotiated purchases as alternatives to the purchase of Preferred Depositary Units pursuant to the Subscription Offering.


  The Subscription Offering will expire at 5:00 p.m., New York City time, on January 27, 1994, unless extended in the sole discretion of the Partnership to a time no later than 5:00 p.m., New York City time, on February 15, 1994.

  AN INVESTMENT IN PREFERRED DEPOSITARY UNITS INVOLVES A NUMBER OF MATERIAL RISKS AND OTHER CONSIDERATIONS. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                                 UNDERWRITER'S      PROCEEDS TO
                               SUBSCRIPTION        FEES AND         PARTNERSHIP
                                  PRICE           COMMISSIONS           (1)
===============================================================================
Per Unit...................        $2.00              N/A              $2.00
- -------------------------------------------------------------------------------
Total (2)..................     $10,128,300           N/A           $10,128,300
===============================================================================

(1) Before deduction of estimated expenses of $324,000 payable by the Partnership.

(2) Assumes all 5,064,150 Preferred Depositary Units are purchased in the Subscription Offering.


                The date of this Prospectus is January 7, 1994.

                       INFORMATION FOR NEW YORK INVESTORS

       THIS PROSPECTUS HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                             AVAILABLE INFORMATION

  The Partnership has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder with respect to the Preferred Depositary Units offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information with respect to the Partnership and the Preferred Depositary Units, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Partnership with the Commission, may be inspected at the Public Reference Room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Preferred Depositary Units are listed on the AMEX. Reports and other information concerning the Partnership can also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

  The Partnership provides Unitholders an annual report containing financial statements audited by independent public accountants, as well as quarterly reports containing unaudited financial information. See "Summary of Partnership Agreement -- Books and Reports."


                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed by the Partnership with the Commission pursuant to Section 13 of the Exchange Act (File No. 1-9302) are incorporated herein by reference: (i) the Partnership's Annual Report on Form 10-K for its fiscal year ended December 31, 1992 (the "1992 Form 10-K"); (ii) the Partnership's Current Report on Form 8-K dated March 30, 1993; (iii) the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1993; (iv) the Partnership's Current Report on Form 8-K dated June 14, 1993; (v) the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993; (vi) the Partnership's Current Report on Form 8-K dated October 6, 1993; and (vii) the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993 (the "1993 Third Quarter Form 10-Q").

  Any statement incorporated herein will be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified, replaced or superseded will not be deemed, except as so modified, replaced or superseded, to constitute a part of this Prospectus.

  The Partnership is delivering to each person to whom this Prospectus is delivered copies of the 1992 Form 10-K and the 1993 Third Quarter Form 10-Q. Upon written or oral request, the Partnership will provide, without charge, to each person to whom this Prospectus is delivered a copy of any and all of the documents incorporated by reference herein (not including exhibits to the documents that are incorporated by reference unless the exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Forum Retirement, Inc., 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498, telephone (317) 846-0700, Attention: John H. Sharpe, Esq., Secretary.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus, which should be read in its entirety.

                                THE PARTNERSHIP

  The Partnership is a Delaware limited partnership that was formed in 1986 by Forum Group to own rental retirement communities ("RCs"). The Partnership owns nine rental RCs (collectively, the "Properties"). Forum Retirement, Inc., a wholly owned subsidiary of Forum Group, serves as the general partner of the Partnership. Forum Group currently manages all of the Properties pursuant to the Management Agreement (as defined below) entered into in connection with the formation of the Partnership. See "The Partnership" and "Business and Properties of the Partnership -- Management Agreement."

  The principal executive offices of the Partnership are located at 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498, telephone (317) 846-0700.

                                  RISK FACTORS

  The Preferred Depositary Units offered hereby are subject to a number of material risks and other investment considerations, including the Partnership's history of losses, the Partnership's failure to make distributions on Preferred Depositary Units since 1990 and uncertainty as to future distributions, risks resulting from deferred management fees, the Partnership's high level of leverage, the qualified opinion of the Partnership's accountants, the dependence of the Partnership on Forum Group and potential conflicts of interest resulting therefrom, the risks of RC ownership generally, the risks of government regulation and third-party payors, federal income tax risks and risks arising from the issuance of additional units and potential dilution. Eligible Holders are urged to read and consider carefully the information set forth under the caption "Risk Factors" below.

                         BUSINESS STRATEGY AND OUTLOOK

  The Partnership has incurred net losses consistently since its formation in 1986, including net losses of $424,000 and $1,791,000, respectively, for the three and nine months ended September 30, 1993. However, the Partnership's operating results have improved substantially in 1993 compared to 1992. Excluding the effects of the sale of one of the Partnership's RCs in the first quarter of 1992, the Partnership's operating revenues increased 13% in the three-month period and 4% in the nine-month period ended September 30, 1993, respectively, over operating revenues for the comparable periods in 1992 and the Partnership's net operating income (operating revenues less operating expenses) for those periods in 1993 was 41% and 40%, respectively, higher than its net operating income for the comparable periods in 1992. Although the write-off of deferred financing costs relating to the payment and prepayment of the Partnership's bank debt due December 31, 1993 ("Bank Debt") and Split Coupon Notes due 1996 ("Split Coupon Notes") as a result of the refinancing described in "The Refinancing" (the "Refinancing") and certain other fees and expenses relating to the Refinancing will result in extraordinary charges in the fourth quarter of 1993 (presently estimated at $2.9 million), the Partnership presently expects its operating results for such quarter to be generally consistent with its improved operating results in the third quarter of 1993.

  The improvement in operating revenue was attributable both to improved occupancy rates for the Partnership's RCs during 1993 and to increases in the amount of revenue generated per occupied unit. Average occupancy of the Properties for the first nine months of 1993 was 90.8% as compared to average occupancy of 85.9% for 1992, and average revenue per occupied unit for the same periods has improved from $26,057 to $26,364. Because many of the Partnership's operating expenses are fixed, a substantial portion of incremental revenues generated by improvements in occupancy are expected to flow-through to increase the Partnership's net operating income. In light of the large and growing segment of the U.S. population which is 75 years of age and older and the low levels of construction of new RCs and other competitive properties during the 1990's compared to the high levels of RC and other real estate construction and development in the 1980's, management of the Partnership presently expects the recent increases in occupancy levels and billing rates and, therefore, in net operating income, to be sustainable, although there necessarily can be no assurance with respect thereto.

  Management of the Partnership is implementing various systems designed to control and, in some instances, decrease operating expenses. In addition, as discussed below, on December 30, 1993, the Partnership refinanced its long-term indebtedness on terms that reduce the Partnership's overall level of indebtedness and total required debt service payments during the term of the new loan. See "The Recapitalization -- The Nomura Loan" and "Pro Forma Financial Information."

  Pursuant to the terms of the Management Agreement, management fees (based on the Partnership's gross operating revenues) payable to Forum Group for all periods from the formation of the Partnership in 1986 to December 31, 1993 have been deferred. Such fees will not be deferred for periods after December 31, 1993. The deferred management fees were expensed in the Partnership's statements of operations and reflected on a deferred basis in the Partnership's balance sheets for the relevant periods. Accordingly, except for variations in management fees payable resulting from variations in revenue levels, the commencement of the current payment of such fees for periods after January 1, 1994 will not affect the Partnership's operating or net income as compared to prior periods, although it will affect the Partnership's cash position. See "Business and Properties of the Partnership -- Management Agreement."


  The Partnership has not made any distributions on Preferred Depositary Units for 1992 and 1991, and no such distributions are expected for 1993. See "Risk Factors -- History of Losses;" "-- Uncertainty of Future Distributions" and
"-- Risks of RC Ownership Generally." However, with the continued improvements in the Partnership's operating results and the completion of the Refinancing in the fourth quarter of 1993, the Partnership presently expects to have positive cash flow commencing in 1994. There necessarily can be no assurance that operating results will continue to improve or as to whether or when, or at what levels, any distributions will be made. See "Cash Distribution Policy" for a discussion of the Partnership's policy with regard to cash distributions, if any, in the future.

                              THE RECAPITALIZATION

  To facilitate the refinancing of its long-term debt, including $22.5 million of Bank Debt that matured December 31, 1993, in October 1993, the Partnership and Forum Group entered into a Recapitalization Agreement (the "Recapitalization Agreement"), which provides for, among other things, an immediate infusion of equity into the Partnership. Pursuant to the Recapitalization Agreement, the Partnership issued 6,500,000 Preferred Depositary Units to a wholly owned subsidiary of Forum Group ("Forum A/H"), and Forum A/H made a capital contribution to the Partnership of $13.0 million in the aggregate, or $2.00 per unit. Pursuant to the Recapitalization Agreement, the Partnership applied the $13.0 million of proceeds from the sale of Preferred Depositary Units to Forum A/H to the partial prepayment of the Bank Debt that matured on December 31, 1993. On December 30, 1993, the Partnership obtained $50.7 million in new financing (the "Nomura Loan") from Nomura Asset Capital Corporation ("Nomura"). As contemplated by the Recapitalization Agreement, the proceeds of the Nomura Loan were used to prepay the approximately $9.5 million remaining principal balance of the Bank Debt, and approximately $34.1 million aggregate principal amount of the the Partnership's Split Coupon Notes, and to pay related fees and expenses. See "The Recapitalization -- The Nomura Loan."

  A committee of Independent Directors (as defined below) of the Board of Directors of the General Partner, after consultation with independent legal counsel and financial advisors retained by such committee, determined to approve the Recapitalization Agreement and the Nomura Loan. The $2.00 per unit purchase price paid for the Preferred Depositary Units purchased by Forum A/H pursuant to the Recapitalization Agreement was determined by the committee of Independent Directors in accordance with the minimum price requirements contained in the Partnership Agreement (as defined below), after consultation with its financial advisor. See

"Summary of Partnership Agreement -- Purposes, Business and Management." The Independent Directors also determined that the terms of the Nomura Loan were attractive in light of then-prevailing market conditions and the Partnership's debt service requirements. The General Partner has been informed by Forum Group, its parent corporation, that Forum Group believes that the acquisition of additional Preferred Depositary Units at $2.00 per unit represented an attractive investment by Forum Group (regardless of its other interests in respect of the Partnership, including its rights under the Management Agreement).

  The General Partner undertook the Recapitalization for the following reasons, among others:

  . The Recapitalization provided for repayment of the Bank Debt which matured December 31, 1993. Absent the Recapitalization, the Partnership would have had insufficient cash to repay the Bank Debt. The General Partner was informed by the bank lender that the bank lender was unwilling to extend the maturity thereof on terms attractive to the Partnership. Following the completion of the recapitalization of Forum Group in June 1993, the General Partner began pursuing the possibility of refinancing the Bank Debt. After discussions with several potential lending sources, the General Partner determined that any such financing would likely require the Partnership either to provide a lender with a significant participating interest in the profits of the Partnership in return for providing financing or reduce the amount of debt being sought by obtaining an equity infusion. Pursuant to the Recapitalization Agreement, Forum Group provided the assurance that such additional equity capital would be available to the Partnership.

  . The Recapitalization provided for the refinancing of the Partnership's Split Coupon Notes. The General Partner considered the opportunity to refinance the Split Coupon Notes as contemplated by the Nomura Commitment attractive for several reasons.

     . Based on operating cash flow levels of the Partnership during the first nine months of 1993, the effective annualized interest rate paid or accrued on the Split Coupon Notes ranged from 11.0% to 11.93% per annum, a rate higher than the 9.93% interest rate under the Nomura Loan (assuming a loan servicing cost of 0.2% per annum (see "The Recapitalization -- The Nomura Loan")).

     . The prohibition of distributions to Unitholders so long as the Split
       Coupon Notes are outstanding was eliminated under the terms of the Nomura Loan (which, in general, permit distributions to Unitholders, subject to certain financial tests and other limitations described below). See "The Recapitalization -- The Nomura Loan." There can be no assurance as to the levels of distributions, if any, the Partnership may make in the future. See "Risk Factors -- Uncertainty as to Future Cash Distributions" and "Cash Distribution Policy."

     . The risk of being unable to refinance the Split Coupon Notes at their maturity in 1996 was eliminated when the Nomura Loan closed. The General Partner believes that there was a significant risk that, absent the Recapitalization, the Split Coupon Notes may have been difficult to refinance at maturity. The General Partner believes that the debt service coverage ratio on the Split Coupon Notes was not sufficiently strong to support a new financing at the time of the Nomura Loan, without either giving up a profit participation to the lender or the making of an additional equity investment to reduce the amount of the debt sought (as was done pursuant to the Recapitalization Agreement). The General Partner further believes that, without an equity infusion, the loan-to-value ratio resulting from a refinancing of a size sufficient to prepay the Split Coupon Notes would have likely exceeded a level deemed prudent by many lenders. Finally, the General Partner believes that the potential impact of certain partnership tax legislation on the Partnership in 1998 (see "Risk Factors -- Federal Income Tax Risks") could have influenced lenders' willingness to lend.

  . The total debt service requirements for the Partnership were reduced as a result of the Recapitalization. The General Partner believes that the combination of having less total debt (as a result of the application of proceeds from the purchase of 6,500,000 Preferred Depositary Units by Forum A/H pursuant to the Recapitalization Agreement), an interest rate under the Nomura Loan lower than that expected under the Split Coupon Notes and a seven-year maturity for the Nomura Loan with a 20-year amortization period should result in lower total debt service requirements for the Partnership during the term of the Nomura Loan than would otherwise be expected under the Partnership's capital structure immediately prior to the closing of the Nomura Loan.

  THE BOARD OF DIRECTORS OF THE GENERAL PARTNER DETERMINED THAT IT WAS IN THE BEST INTERESTS OF HOLDERS OF PREFERRED DEPOSITARY UNITS TO AUTHORIZE THE PARTNERSHIP TO ENTER INTO THE RECAPITALIZATION AGREEMENT AND THE NOMURA LOAN FOR THE REASONS SUMMARIZED ABOVE. THE BOARD OF DIRECTORS OF THE GENERAL PARTNER AUTHORIZED THE SUBSCRIPTION OFFERING TO AFFORD ELIGIBLE HOLDERS THE OPPORTUNITY, IF THEY ELECT TO DO SO, TO AVOID DILUTION AS A RESULT OF THE ISSUANCE OF 6,500,000 PREFERRED DEPOSITARY UNITS TO FORUM A/H PURSUANT TO THE RECAPITALIZATION AGREEMENT. ALTHOUGH THE GENERAL PARTNER HAS BEEN INFORMED BY FORUM GROUP THAT FORUM GROUP BELIEVES THAT THE ACQUISITION OF ADDITIONAL PREFERRED DEPOSITARY UNITS AT $2.00 PER UNIT REPRESENTED AN ATTRACTIVE INVESTMENT BY FORUM GROUP (REGARDLESS OF ITS OTHER INTERESTS IN RESPECT OF THE PARTNERSHIP, INCLUDING ITS RIGHTS UNDER THE MANAGEMENT AGREEMENT), THE BOARD OF DIRECTORS HAS DETERMINED TO EXPRESS NO OPINION AND MAKE NO RECOMMENDATION TO ELIGIBLE HOLDERS REGARDING THEIR DECISION EITHER TO EXERCISE OR REFRAIN FROM EXERCISING THEIR SUBSCRIPTION PRIVILEGE PURSUANT TO THE SUBSCRIPTION OFFERING. ANY ANALYSIS OF THE VALUE OF AN INVESTMENT IN PREFERRED DEPOSITARY UNITS IS NECESSARILY UNCERTAIN, IS BASED IN SUBSTANTIAL PART ON FUTURE EVENTS, INCLUDING THE PARTNERSHIP'S FUTURE OPERATING PERFORMANCE, MANY OF WHICH ARE OUTSIDE THE CONTROL OF THE PARTNERSHIP, AND IS HEAVILY DEPENDENT UPON THE PARTICULAR CRITERIA AN INVESTOR DETERMINES TO BE APPROPRIATE FOR PURPOSES OF SUCH INVESTOR'S ANALYSIS. ACCORDINGLY, ELIGIBLE HOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO SUBSCRIBE FOR AND PURCHASE ADDITIONAL PREFERRED DEPOSITARY UNITS PURSUANT TO THE SUBSCRIPTION OFFERING AND SHOULD GIVE CAREFUL CONSIDERATION TO THE TERMS OF THE SUBSCRIPTION OFFERING AND SUCH OTHER FACTORS AS SUCH ELIGIBLE HOLDERS DETERMINE TO BE RELEVANT, INCLUDING, IN ADDITION TO FACTORS GENERALLY APPLICABLE TO AN INVESTMENT IN AN ENTITY SUCH AS THE PARTNERSHIP, THE FACTORS REFERRED TO UNDER THE CAPTIONS "RISK FACTORS."

                           THE SUBSCRIPTION OFFERING

  As a result of the purchase of Preferred Depositary Units by Forum A/H, Forum Group beneficially owns 8,440,268 Preferred Depositary Units, or approximately 55.2% of the total number of Preferred Depositary Units outstanding as of the date of this Prospectus. The Subscription Offering is being made pursuant to the Recapitalization Agreement in order to afford Eligible Holders the opportunity, if they elect to do so, to avoid dilution as a result of the issuance of the 6,500,000 Preferred Depositary Units to Forum A/H. THE NET PROCEEDS OF THE SUBSCRIPTION OFFERING WILL NOT BENEFIT THE PARTNERSHIP, BUT WILL BE APPLIED TO REPURCHASE FROM FORUM A/H, AT $2.00 PER UNIT, A NUMBER OF PREFERRED DEPOSITARY UNITS EQUAL TO THE NUMBER OF PREFERRED DEPOSITARY UNITS ISSUED IN THE SUBSCRIPTION OFFERING. If all of the 5,064,150 Preferred Depositary Units offered hereby are subscribed for and purchased by Eligible Holders, after application of the proceeds thereof as described herein (see "Use of Proceeds"), Forum Group's percentage ownership of the total outstanding Preferred Depositary Units would be approximately 22.1%, the same ownership percentage Forum Group had prior to the transactions provided for in the Recapitalization Agreement. See "The Recapitalization -- Recapitalization Agreement." Eligible Holders that elect to participate in the Subscription Offering will not be entitled to purchase any portion of the Preferred Depositary Units not subscribed for by Eligible Holders that elect not to participate in the Subscription Offering. Accordingly, Forum Group's percentage ownership of the total outstanding Preferred Depositary Units will exceed 22.1% to the extent that Eligible Holders elect not to participate in the Subscription Offering.

  Neither the General Partner nor any of its affiliates will receive any financing, brokerage, finder's or other fee or commission from the Partnership in connection with the Nomura Loan or the transactions contemplated by the Recapitalization Agreement. The Partnership will bear all costs and expenses incurred in connection with such transactions, including those incurred by Forum Group. See "The Recapitalization -- The Nomura Loan --Financing Fees; Expenses" and "The Recapitalization -- Recapitalization Agreement."


                        THE PREFERRED DEPOSITARY UNITS

  The Preferred Depositary Units are listed on the AMEX under the symbol "FRL." On October 6, 1993, the last full trading day prior to the public announcement of the Recapitalization, the closing sale price of the Preferred Depositary Units on the AMEX was $1.875 per unit. For a recent closing sale price of the Preferred Depositary Units on the AMEX, see the cover page of this Prospectus. Eligible Holders are urged to obtain current market quotations prior to determining whether to accept the Subscription Privilege, and Eligible Holders who wish to increase their equity ownership in the Partnership are urged to consider open-market and privately negotiated purchases as alternatives to the purchase of Preferred Depositary Units pursuant to the Subscription Offering.

                        SUMMARY PRO FORMA FINANCIAL DATA

  The following table presents unaudited summary pro forma financial data of the Partnership for the year ended December 31, 1992 and as of and for the nine months ended September 30, 1993. The pro forma results of operations have been derived from the Partnership's audited financial statements contained in the 1992 Form 10-K and the Partnership's unaudited financial statements contained in the 1993 Third Quarter Form 10-Q, as adjusted to give effect to the transactions provided for in the Recapitalization Agreement, the General Partner's capital contribution of $131,000 in accordance with the Partnership Agreement in connection with the sales of Preferred Depositary Units to Forum A/H, the closing of the Nomura Loan and the application of proceeds therefrom to the prepayment of all existing indebtedness of the Partnership (including the Bank Debt and the Split Coupon Notes) and estimated costs and expenses, as if such transactions had been consummated on the first day of each period presented.
See "The Recapitalization." The pro forma balance sheet data have been adjusted to give effect to such transactions as if such transactions had been consummated on September 30, 1993. The pro forma financial data do not purport to be indicative of the financial position or results of operations that would actually have been reported had such transactions in fact been consummated on such dates or of the financial position or results of operations that may be reported by the Partnership in the future. All of the following data should be read in conjunction with the audited financial statements contained in the 1992 Form 10-K (including the notes thereto) and the unaudited financial statements contained in the 1993 Third Quarter Form 10-Q (including the notes thereto), copies of which accompany this Prospectus, and the unaudited pro forma financial information and related notes contained elsewhere in this Prospectus. See "Pro Forma Financial Information."

                                       Year Ended          Nine Months Ended
                                   December 31, 1992       September 30, 1993
                                 ----------------------  ----------------------
                                 Historical  Pro Forma   Historical  Pro Forma
                                 ----------  ----------  ----------  ----------
                                     (000's Omitted, except per unit data)
RESULTS OF OPERATIONS:

   Total revenues..............     $41,950    $41,950     $32,570     $32,570
   Total costs and
     expenses..................      48,111     46,368      34,372      33,665
                                    -------    -------     -------     -------
   Loss before general
     partner's interest in
     loss of subsidiary
     partnership...............       6,161      4,418       1,802       1,095
   General partner's interest
     in loss (gain) of
     subsidiary
     partnership...............          49         32          11          (1)
                                    -------    -------     -------     -------
   Net loss....................       6,112      4,386       1,791       1,096
   General partner's
     interest in net
     loss......................          61         44          18          11
                                    -------    -------     -------     -------
   Limited partners'
     interest in net
     loss......................     $ 6,051    $ 4,342     $ 1,773     $ 1,085
   Net loss per unit...........       $0.69      $0.28       $0.20       $0.07


                                             At September 30, 1993
                                             ---------------------
                                             Historical  Pro Forma
                                             ----------  ---------
                                                (000's Omitted)
BALANCE SHEET DATA:

   Cash........................                $  3,628    $  5,114
   Total assets................                 107,582     110,377
   Long-term debt..............                  56,570      50,707
   Partners' equity............                  28,396      38,326


                  PRINCIPAL TERMS OF THE SUBSCRIPTION OFFERING

Eligible Holders............  Each Unitholder of record as of the close of business on the Record Date (October 18, 1993). See "The Subscription Offering -- Subscription Privilege."

Subscription Privilege......  Each Eligible Holder may subscribe for and purchase 0.7398342 of a Preferred Depositary Unit for each Preferred Depositary Unit held of record by the Eligible Holder on the Record Date. No fractional Preferred Depositary Units will be issued. The number of Preferred Depositary Units for which Eligible Holders may subscribe will be based on the aggregate number of Preferred Depositary Units held by the Eligible Holder on the Record Date and will be rounded down to the nearest whole number. See "The Subscription Offering -- Subscription Privilege."

Subscription Price..........  $2.00 in cash per Preferred Depositary Unit subscribed for pursuant to the Subscription
                              Privilege (the "Subscription Price"). See "The Subscription Offering -- Subscription Privilege."

Subscription Privilege
  Not Transferable..........  The opportunity to subscribe for and purchase
                              Preferred Depositary Units is not directly or indirectly assignable or transferable by the Eligible Holder and will not be evidenced by a certificate. See "The Subscription Offering -- Subscription Privilege."

Expiration Date.............  January 27, 1994, at 5:00 p.m., New York City
                              time, subject to extension in the discretion of the Partnership to a time no later than 5:00 p.m., New York City time, on February 15, 1994. See "The Subscription Offering -- Expiration Date."

Certain Conditions;
  Termination...............  The Subscription Offering is subject to certain conditions. If such conditions are not satisfied at the Expiration Date or the Subscription Offering is earlier terminated because the Partnership determines that such conditions will not be satisfied at or prior to the Expiration Date, the Subscription Privilege will terminate and the aggregate Subscription Price theretofore received from Eligible Holders will be returned to Eligible Holders promptly following the Expiration Date or the date of such termination, without interest or deduction. See "The Subscription Offering -- Certain Conditions."

Procedures for Exercising
  Subscription Privilege....  The Subscription Privilege may be exercised by properly completing the Notice of Exercise enclosed herewith or a facsimile thereof and forwarding such Notice of Exercise, together with payment of the Subscription Price for each Preferred Depositary Unit subscribed for pursuant to the Subscription Privilege, to the Subscription Agent so that they are received prior to the Expiration Date. If the mail is used to forward Notices of Exercise, it is recommended that registered mail be used. See "The Subscription Offering -- Exercise of Subscription Privilege."

                              Once an Eligible Holder has exercised the Subscription Privilege, such exercise may not be revoked. See "The Subscription Offering -- No Revocation."

Persons Holding Preferred
  Depositary Units Through
  Others....................  Persons that on the Record Date held Preferred
                              Depositary Units through a broker, dealer, commercial bank, trust company or other nominee should contact the appropriate institutions or nominees and request them to effect the transactions on their behalf. See "The Subscription Offering -- Exercise of Subscription Privilege."

Issuance of Preferred
  Depositary Units..........  Depositary receipts evidencing Preferred
                              Depositary Units purchased pursuant to the Subscription Privilege will be delivered to Eligible Holders that have validly exercised their Subscription Privilege as soon as practicable after the Expiration Date if the conditions to the Subscription Offering have been satisfied or waived at or prior to the Expiration Date and the Subscription Offering has not theretofore been terminated by the Partnership. See "The Subscription Offering -- Issuance of Preferred Depositary Units" and "The Subscription Offering -- Certain Conditions."

Use of Proceeds.............  The Partnership will apply the entire proceeds of the Subscription Offering to repurchase from Forum A/H a number of Preferred Depositary Units equal to the number of Preferred Depositary Units issued in the Subscription Offering, at a repurchase price equal to $2.00 per unit, the same price paid by Forum A/H for the purchase of Preferred Depositary Units pursuant to the Recapitalization Agreement. Accordingly, the proceeds of the Subscription Offering will not benefit the Partnership. See "Use of Proceeds." Such repurchase could be at a price which exceeds the then-prevailing market prices for Preferred Depositary Units. Inasmuch as only Forum Group's affiliate advanced the equity capital necessary to prepay a portion of the Term Loan pursuant to the Recapitalization Agreement, no other holders of Preferred Depositary Units will have the right to have their Units repurchased.

Subscription Agent..........  American Stock Transfer & Trust Company.

                                  RISK FACTORS

  The Preferred Depositary Units offered hereby are subject to a number of material risks and other investment considerations. These risks and investment considerations, as well as information contained elsewhere in this Prospectus, should be carefully considered by Eligible Holders prior to the exercise of the Subscription Privilege.

HISTORY OF LOSSES

  Since its formation in 1986, the Partnership has experienced significant losses. The Partnership's net loss in 1992 was $6,112,000, compared to net losses of $23,431,000 and $2,466,000 in 1991 and 1990, respectively. The write-off of deferred financing costs incurred relating to the Bank Debt and the Split Coupon Notes and certain other fees and expenses relating to the Nomura Loan will result in extraordinary charges (presently estimated to be approximately $2.9 million) in the fourth quarter of 1993. See "Prospectus Summary -- Business Strategy and Outlook" with respect to the Partnership's recent results of operations.

UNCERTAINTY AS TO FUTURE CASH DISTRIBUTIONS


  No distributions were made for 1991 or 1992, and no distributions are expected to be made for 1993. Distributions were $1.35 per Preferred Depositary Unit for 1987, $1.35 per Preferred Depositary Unit for 1988, $1.51 per Preferred Depositary Unit for 1989 and $0.40 per Preferred Depositary Unit for 1990.
These distributions were funded through the purchase of additional Preferred Depositary Units by Forum Group, through the lease of certain of the Partnership's RCs by Forum Group and, in 1989, also by proceeds from the sale of
one of the Partnership's RCs.   See "Cash Distribution Policy" for a discussion
of the Partnership's policy with regard to cash distributions, if any, in the future.

  THERE CAN BE NO ASSURANCE AS TO THE LEVELS OF DISTRIBUTIONS, IF ANY, THE PARTNERSHIP MAY MAKE IN THE FUTURE.

RISKS FROM DEFERRED MANAGEMENT FEES

  The Management Agreement, as entered into in connection with the Partnership's formation in 1986, provides that, for periods prior to January 1, 1994, the quarterly management fee payable to Forum Group will be deferred, in whole or in part, if and to the extent that all revenues of the Partnership, after the deduction of operating expenses, capital expenditures, provisions for fixed asset reserves and other reasonable cash reserves and a provision for a quarterly distribution at an annual rate of $1.35 per Preferred Unit ("Net Operating Income After Anticipated Distributions"), are insufficient to pay the management fee for such quarter. Pursuant to the terms of the Management Agreement as entered into in 1986, for periods commencing on and after December 31, 1993, management fees are no longer deferrable and Forum Group is entitled to management fees equal to 8% of the Partnership's gross operating revenues before any distributions are made to Unitholders.

  All management fees payable since the formation of the Partnership in 1986 through September 30, 1993 have been deferred, and the management fee payable to Forum Group in respect of the quarter ended December 31, 1993 will also be deferred. The Partnership deferred management fees in the following amounts for the periods indicated: 1987: $928,000; 1988: $1,398,000; 1989: $1,595,000;
1990: $1,615,000; 1991: $3,391,000; 1992: $3,337,000; and the first nine months of 1993: $2,589,000. At September 30, 1993, deferred management fees totalled approximately $14,854,000. Notwithstanding the deferral thereof, all deferred management fees were expensed in the Partnership's statements of operations and have been reflected on a deferred basis in the Partnership's balance sheets. Deferred management fees are generally payable quarterly at the rate of 50% of any excess Net Operating Income After Anticipated Distributions after payment of current management fees. Deferred management fees are also payable out of Capital Transaction Proceeds (as defined below) after making distributions of Capital Transaction Proceeds in an amount sufficient (i) to meet the Unitholders' tax liabilities, (ii) together with all prior distributions of Capital Transaction Proceeds, to repay the Initial Offering Price (as defined below) per Preferred Depositary Unit, and (iii) together with all prior distributions of Capital Transaction Proceeds and Net Cash Flow, to pay a 12.0% cumulative, simple annual return on the Unitholders' respective Unrecovered Offering Price (as defined below). The Management Agreement was amended, as required by the terms of the Nomura Loan, to provide that Forum Group may be removed as manager of the Properties in certain circumstances upon a vote of 66-2/3% of the holders of Notes (or Certificates), as defined below, and in certain other respects. This amendment is effective while the Nomura Loan is outstanding. In the event of the termination of the Management Agreement resulting from the removal or withdrawal of the General Partner or otherwise in accordance with the terms thereof (except for termination by Nomura by reason of a monetary default under the Nomura Loan), Forum Group would be entitled to receive immediately upon such termination all unpaid management fees for prior periods, including any deferred management fees, together with any reimbursements then due to it under the Management Agreement.
See "-- Dependence on Forum Group" and "Conflicts of Interest" and "Cash Distribution Policy -- Distribution Support Through December 31, 1993" and "Business and Properties of the Partnership -- Management Agreement." Such fees would be due regardless of the levels of distributions made to holders of Preferred Depository Units and would constitute a liability of the Partnership (and therefor would be entitled to priority over equity interests upon the liquidation of the Partnership or otherwise).

HIGH LEVERAGE


  The Partnership currently has indebtedness that is substantially greater than its total partners' equity. On a pro forma basis after giving effect to the transactions provided for in the Recapitalization Agreement and the refinancing of the Partnership's long-term debt, the Partnership's ratio of long-term indebtedness, including the current portion thereof, to partners' equity would have been 1.3:1.0 at September 30, 1993, and its ratio of operating income to net interest expense would have been 1.5:1.0 and 2.14:1.0 respectively, for the fiscal year ended December 31, 1992 and the nine-month period ended September 30, 1993. See "Pro Forma Financial Information."

  The terms of the Partnership's long-term debt contain various restrictive covenants applicable to the subsidiary borrower thereunder and the Partnership, including covenants prohibiting the incurrence of additional debt, certain affiliated transactions and engaging in any activity other than owning and operating certain properties. The indebtedness under the Nomura Loan is secured by all of the Partnership's properties and matures in seven years. See "The Recapitalization -- The Nomura Loan." There can be no assurance that such debt will be refinanced, in which case the Partnership could be required to liquidate its assets to pay such debt. Such liquidation could be on unfavorable terms.

QUALIFIED OPINION OF ACCOUNTANTS

  For the Partnership's fiscal year ended December 31, 1992, the Partnership's independent accountants rendered an opinion on the Partnership's financial statements which included an emphasis paragraph related to the potential that the Partnership would not be a going concern if it were unable to make a required payment under the Bank Debt on March 31, 1993. Prior to March 31, 1993, the Bank Debt was amended to provide for a maturity of December 31, 1993. All of the Partnership's long-term debt, including the Bank Debt, was refinanced on December 30, 1993. See "The Recapitalization -- The Nomura Loan."

DEPENDENCE ON FORUM GROUP

  Forum Group was the sponsor of the Partnership in its formation and is responsible for the management of all of the Partnership's RCs. The General Partner is a wholly owned subsidiary of Forum Group. Forum Group and certain of its affiliates (not including the Partnership or the General Partner) commenced a proceeding under Chapter 11 of the United States Bankruptcy Code in 1991, emerged from bankruptcy in 1992 and required a substantial recapitalization in 1993.

  Forum Group has a substantial equity interest in the Partnership and is entitled to substantial fees for the management of the Partnership's assets pursuant to the Management Agreement entered into in connection with the formation of the Partnership in 1986. The Partnership also reimburses Forum Group for general and administrative costs incurred on behalf of the Partnership, regardless of whether management fees are deferrable. See "Business and Properties of the Partnership -- Management Agreement."


  The affirmative vote of holders of at least 80% of the limited partners' interests is required to remove the General Partner or terminate the Management Agreement. Forum Group presently beneficially owns 8,440,268 Preferred Depositary Units, or approximately 55.2% of the total number of Preferred Depositary Units outstanding as of the date of this Prospectus, although such ownership will be reduced by such number of Preferred Depositary Units as are purchased (if any) in the Subscription Offering (see "Use of Proceeds"). However, even if all of the 5,064,150 Preferred Depositary Units offered hereby are subscribed for and purchased by Eligible Holders, Forum Group would own approximately 22.1% of the total outstanding Preferred Depositary Units and accordingly would have (as it had prior to the purchase of additional Preferred Depositary Units by Forum A/H pursuant to the Recapitalization Agreement) sufficient voting power to prevent any attempt to remove the General Partner or terminate the Management Agreement by unitholder action. See "The Recapitalization -- Recapitalization Agreement," "Business and Properties of the Partnership -- Management Agreement" and "Summary of Partnership Agreement -- Purposes, Business and Management." The Management Agreement was amended, as required by the terms of the Nomura Loan, to provide that Forum Group may be removed as manager of the Properties in certain circumstances upon a vote of 66-2/3% of the holders of Notes, as defined below, and in certain other respects. This amendment is effective while the Nomura Loan is outstanding.

  The General Partner has agreed to serve as General Partner until December 31, 1996. Subject to certain conditions, at any time after December 31, 1996, the General Partner and Forum Group could withdraw as general partner and property manager, respectively, upon 12 months' notice, although neither has any present intention so to do. See "Summary of Partnership Agreement -- Purposes, Business and Management."

POTENTIAL CONFLICTS OF INTEREST

  The General Partner controls virtually all matters affecting the Partnership, including day-to-day management of all of the Partnership's RCs, which management is performed by Forum Group pursuant to the Management Agreement. Pursuant to the Partnership Agreement, a majority of the members of Board of Directors of the General Partner who are not directors, officers, employees, affiliates or greater than 1% shareholders of the General Partner or any of its affiliates ("Independent Directors") must approve certain transactions between the Partnership and Forum Group or any of its affiliates, including without limitation any transaction to which Forum Group is a party involving over $200,000. Neither the Partnership nor the General Partner employs its own management personnel and each of them relies on personnel employed by Forum Group. Certain officers of Forum Group also act as the officers of the General Partner. Disputes which might otherwise arise between the Partnership and Forum Group may not arise because the parties representing the entities are identical. As a result of the relationships among Forum Group, the General Partner and the Partnership, certain conflicts of interest could arise, including conflicts as to the allocation of time by Forum Group employees to the affairs of the Partnership; determinations by the General Partner with respect to the timing and amount of distributions; the appropriate levels of reserves necessary to assure adequate funds for operations and other matters; competition between the General Partner or its affiliates and the Partnership in geographic markets in which competitive RCs operate; sales of RCs owned by the Partnership (in light of Forum Group's option, which was granted in connection with the Partnership's formation in 1986, to purchase any RC the Partnership desires to sell) and other matters. See "Business and Properties of the Partnership -- Sale of RCs."


  A substantial Unitholder asserted on January 6, 1994 that the Unitholder believes that the current Board of Directors of the General Partner is not properly constituted. The Unitholder has demanded that a prior Independent Director's resignation be rescinded and the prior Independent Director be allowed to select the Independent Directors to constitute a majority of the Board of Directors of the General Partner. The General Partner disagrees with this assertion and intends to vigorously oppose such demand.

RISKS OF RC OWNERSHIP GENERALLY

  The Properties are subject to the risks generally incident to the ownership of real property, including adverse changes in general or local economic conditions, increases in real estate taxes and other operating expenses (including costs of energy), adverse governmental rules and policies (including environmental restrictions), changes in competitive conditions, uninsured losses, repair and replacement of fixed assets, unbudgeted contingencies and other factors beyond the Partnership's control.

  The value of the Properties may also be affected by changes in the overall demand for RCs, and assisted living and nursing facilities, as well as general economic and capital market conditions. Residents of the independent and assisted living components of the Properties enter into residency agreements on a short-term basis; consequently, there can be no assurance that independent living units and assisted living suites presently occupied will continue to be occupied. The Properties may be subject to competition from other rental and lifecare RCs and assisted living and nursing facilities in the respective geographical market areas of the Properties, some of which may be owned or operated by Forum Group. See "Business and Properties of the Partnership -- Competition."

  Two of the Properties have not yet achieved stabilized occupancy (generally considered to be approximately 90%). One of the Properties which had achieved stabilized occupancy currently has an occupancy level below 90%. A high percentage of the Partnership's operating expenses are fixed and are therefore incurred regardless of the level of occupancy of its RCs. To the extent that any RC is unable to achieve or maintain stabilized occupancy, the Partnership may be unable to generate revenues sufficient to pay operating expenses and debt service, or to generate positive Net Cash Flow. See "Business and Properties of the Partnership -- Properties."

RISKS FROM GOVERNMENT REGULATION

  RC operations are subject to federal, state and local government regulations. Facilities are subject to periodic inspection by state licensing agencies to determine whether the standards necessary for continued licensure are maintained. In granting and renewing licenses, the state agencies consider, among other things, buildings, furniture and equipment; qualifications of administrative personnel and staff; quality of care and compliance with laws and regulations relating to operation of the facilities. State licensure of a nursing facility is a prerequisite to certification for participation in the Medicare and Medicaid programs. The Partnership believes that all of the Properties are presently in substantial compliance with applicable federal, state and local regulations with respect to licensure requirements. However, because those standards are subject to change, there can be no assurance that the Properties will be able to maintain their licenses upon a change in standards, and future changes in those standards could necessitate substantial expenditures by the Partnership to comply therewith. Most states have licensure requirements for the assisted living components of RCs; however, those requirements are generally much less comprehensive and stringent than requirements for licensure of nursing facilities. None of the states in which the Properties are located presently have licensure requirements for the independent living components of RCs. The failure to obtain or renew certain required regulatory approvals or licenses, the delicensing of any of the Properties or the disqualification of the Partnership from participation in certain federal and state reimbursement programs could have a material adverse effect upon the Partnership.

  The Federal Omnibus Budget Reconciliation Act of 1993 includes certain changes in the Medicare program effective October 1, 1993, including the elimination of the provision allowing Medicare providers to receive a return on equity as part of the provider's payment under the program. See "-- Reimbursement by Third-Party Payors." Although the Partnership does not presently expect this change to have a material adverse effect on the Partnership's financial condition or results of operations, there can be no assurance in this regard.

  In January 1993, President Clinton established the Task Force on National Health Care Reform (the "Task Force"). The Task Force was charged with preparing health care reform legislation to be presented to Congress. Among the stated concerns considered by the Task Force were the means to control or reduce public and private spending on health care, to reform the payment methodology for healthcare goods and services by both the public (Medicare and Medicaid) and private sectors and to provide universal access to health care. The Task Force has presented its report and recommendations to the Administration and the Administration has recently proposed legislation to Congress. The Partnership cannot predict the effect the Task Force's report and recommendations or the proposed legislation may have on its business, and no assurance can be given that any such report and recommendations or the proposed legislation will not have a material adverse effect on the Partnership. Various other legislative and industry groups are studying numerous healthcare issues, including access, delivery and financing of long-term health care, and at any given time there are numerous federal and state legislative proposals relating to the funding and reimbursement of healthcare costs. It is difficult to predict whether these proposals will be adopted or the form in which they might be adopted, and no assurance can be given that any such legislation, if adopted, would not have a material adverse effect on the Partnership.

REIMBURSEMENT BY THIRD-PARTY PAYORS

  For the nine months ended September 30, 1993, the Partnership derived approximately 15% of its operating revenues from Medicare and Medicaid and approximately 85% of its operating revenues from private pay sources. Governmental and other third-party payors have adopted and are continuing to adopt cost containment measures designed to limit payments to healthcare providers. Medicaid reimbursement rates are generally less than the rates charged to private pay residents. There can be no assurance that payments under governmental or third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to residents participating in such programs. Because of the level of revenues which the Partnership derives from Medicare and Medicaid, the Partnership's results of operations are sensitive to changes in Medicare and Medicaid rates. See "Business and Properties of the Partnership -- Sources of Payment."

FEDERAL INCOME TAX RISKS

  Under applicable law, certain publicly traded partnerships are to be treated as corporations for federal income tax purposes. The Partnership is subject to an exemption from this provision until 1998. Thereafter, the Partnership will be treated as a corporation for federal income tax purposes. If the Partnership becomes taxable as a corporation, taxable gain may be recognized by partners without a distribution of cash. Moreover, the Partnership would incur tax liability on its income at corporate rates, and partners would also be subject to tax on some or all distributions received from the Partnership. The laws relating to partnership taxation are inherently complex and are not necessarily subject to definitive interpretation; it is possible that positions taken by the Internal Revenue Service or other taxing authorities could have a material adverse effect on the Partnership. For a discussion of these and other tax risks, see "Federal Income Tax Considerations -- Tax Status of Partnership and Affiliated Partnership."

ISSUANCE OF ADDITIONAL PREFERRED UNITS; POTENTIAL DILUTION

  The Partnership may issue additional limited partners' interests without the Unitholders' consent. Additional Preferred Depositary Units may be issued to the General Partner or any of its affiliates, subject to certain minimum price requirements specified in the Partnership Agreement. Based on the facts and circumstances of each issue, further issues of limited partners' interests may dilute the value of the interests of the existing Unitholders. The terms of any additional securities will be determined by the General Partner at the time of issuance, but, without requisite Unitholder consent, the Partnership may not issue additional equity securities having rights, preferences and privileges senior to those of Preferred Depositary Units. See "Summary of Partnership Agreement -- Purposes, Business and Management."


                                THE PARTNERSHIP

  The Partnership is a Delaware limited partnership that was formed in 1986 by Forum Group to own rental RCs developed by Forum Group. The Partnership owns nine rental RCs acquired from Forum Group and its affiliates. The business and operations of the Partnership are conducted through an affiliated operating partnership (the "Affiliated Partnership"), in which the Partnership owns a 99% limited partner's interest and the General Partner owns a 1% general partner's interest. Forum Group currently manages all of the Properties pursuant to the Management Agreement, which was entered into at the time of formation of the Partnership. See "Business and Properties of the Partnership -- Management Agreement."

  The principal executive offices of the Partnership are located at 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498, telephone (317) 846-0700.

                             THE RECAPITALIZATION

THE NOMURA LOAN


  The Partnership entered into a loan agreement with Nomura (the "Nomura Loan Agreement") pursuant to which Nomura lent to the Partnership $50.7 million on
December 30, 1993.   The Nomura Loan was made to a newly formed bankruptcy
remote affiliated partnership owned and controlled by the Partnership and its affiliates ("Newco") and now owns all of the Properties, together with all regulatory licenses required for the operation thereof.

  Interest. The Note issued in connection with the Nomura Loan (the "Note") bears interest, payable monthly, at 9.93% per annum, assuming a servicing cost of 0.2% per annum.

  Maturity.  The Note matures January 1, 2001.

  Amortization.  The Note amortizes over a 20-year schedule.

  Prepayment. The Note is not prepayable for three years (except for a prepayment resulting from the required application of excess cash flow following a decrease in the debt service coverage ratio ("DSCR") as described below and except for prepayments resulting from casualties, condemnation or implementation of certain mortgage taxes). Any prepayment during the fourth through the sixth year (except for a prepayment resulting from the required application of excess cash flow following a decrease in DSCR as described below and except for prepayments resulting from casualties, condemnation or implementation of certain mortgage taxes)) requires a yield maintenance payment calculated by discounting monthly to net present value the product of (i) 8.3333% and (ii) the product of
(x) greater of (A) 9.93% less a rate equal to the U.S. Treasury Security yield of a Security with comparable maturity for such period plus 150 basis points and
(B) 50 basis points, multiplied by (x) the amount prepaid, for the period from the month of prepayment to maturity at a rate equal to the U.S. Treasury Security yield of a Security with a comparable maturity for such period plus 150 basis points.

  Negative Covenants. The Nomura Loan Agreement includes negative covenants customarily included in similar agreements, including covenants prohibiting Newco, its general partner and the Partnership from (i) engaging in any activity other than owning and operating the Properties and (ii) incurring certain types of additional debt.

  Financial Tests. The aggregate principal amount of the Note has been allocated among the Properties based on their respective DSCRs. If the aggregate DSCR of the Properties at the end of a calendar quarter is less than 1.3x or 1.2x, then 50% and 100%, respectively, of the excess cash flow from the Properties may not be distributed to the Partnership and is required to be applied to amortize the principal balance of the Note, for so long as the aggregate DSCR of the Properties remains below such levels. For this purpose, "excess cash flow" means all available cash from the Properties after the payment of debt service, operating expenses, management fees and permitted capital expenditures, in excess of prudent levels to be maintained for working capital, capital expenditure reserves and other partnership purposes.

  Security. The Note is secured by first priority and perfected mortgage liens on the Properties, assignments of rents and a security interest in all personal property, contract rights, general intangibles and other assets of Newco. The mortgages on the Properties are recorded and are cross-defaulted and cross-collateralized. The Notes are fully recourse to Newco, but the Partnership's liabilities thereunder are limited to certain specific, and presently unanticipated, circumstances.

  A specific Property may be released from the applicable lien securing the Nomura Loan after January 1, 1997 provided that (i) an amount equal to 125% or greater of such Property's allocated portion of the aggregate principal amount of the Notes is applied to the prepayment of the Notes and (ii) the aggregate DSCR of the remaining Properties is not lower than 1.15x the aggregate DSCR of such Properties on the Nomura Closing Date and in no event is lower than 1.4x as a result of such release.

  Use of Proceeds. The proceeds of the Nomura Loan were used (i) to repay any existing debt on the Properties (including without limitation the Bank Debt and the Split Coupon Notes, and all related costs and expenses), (ii) to pay to Nomura and affiliates thereof the financing and securitization fees and to pay or reimburse other expenses directly related to the Nomura Loan, and (iii) to fund reserves for capital expenditures. After establishing and funding certain cash collateral accounts, there will be no restrictions on the use of excess loan proceeds (estimated to be approximately $658,000).

  Financing Fees; Expenses. Financing fees totaling 2% of the principal amount of the Note were paid by the Partnership to Nomura and one of its affiliates on the Nomura Closing Date. In addition, the Partnership has paid to Nomura approximately $1 million in fees and accrued interest relating to the purchase of the Split Coupon Notes by Forum A/H to facilitate the closing and reduce the amount of prepayment premiums which the Partnership otherwise would have had to pay. The Partnership or Newco is also obligated to pay all reasonable fees and expenses relating to the Nomura Loan.

  Possible Securitization. Subsequent to the issuance of the Note, Nomura could sell the Note or, in connection with a securitization, could deposit the Note into a trust (the "Trust") to be created pursuant to a pooling and servicing agreement between Nomura and a trustee to be selected by Nomura (the "Trustee") in exchange for certificates (the "Certificates") representing beneficial interests in the Trust and sell the Certificates to sophisticated investors. Newco would be required to pay or reimburse Nomura for fees, costs and expenses relating to any such securitization, including without limitation (i) all costs associated with or incidental to the preparation of disclosure documentation in connection therewith and (ii) the fees and expenses of rating agencies in connection with the rating of the Certificates (if Nomura determines to obtain a rating).

  As a condition to rating the Certificates, rating agencies may require Newco to (i) establish debt service, operating, deferred maintenance or capital expenditure reserve funds or accounts and (ii) agree to escrow or deposit funds on a periodic basis to fund debt service, operating, deferred maintenance or capital expenditure reserve funds or accounts. Pursuant to the Nomura Loan Agreement, Newco is required to comply with such rating agency requirements. To the extent funds required for such reserve funds, escrow accounts or similar items are in excess of $500,000, Newco would not be permitted to make any distributions to the Partnership until such requirements were satisfied and would be required to apply excess cash flow to build up reserves and escrows to satisfy required levels. All reserve funds and other accounts would be interest bearing and for the benefit of Newco (and Newco's interest therein would be subject to the security interest described above).

  To the extent required by the rating agencies, all revenue from the Properties will be required to be deposited directly for credit into a sweep account maintained by the Trustee. On a monthly basis, excess cash flow, subject to the limitations described above, may be distributed by Newco to the Partnership.

  Funds necessary to complete certain deferred capital improvements were deposited by Newco into a reserve account and will be released by the Trustee to cover such expenses. In addition, Newco will make a monthly deposit into an escrow account of an amount to cover one-twelfth of the annual replacement reserve for capital expenditures (annual reserves for all Properties is $532,746). Newco will pledge the amounts on deposit in the reserve account and the escrow account to the Trust as additional collateral for the Notes.

  Removal of Manager. As required by the Nomura Loan Agreement, the Management Agreement has been amended to provide for, among other things, the removal of the manager (presently Forum Group) upon the vote of the holders of 66-2/3% of the principal amount of the then outstanding Notes (or Certificates) in certain circumstances. In the event of the termination of the Management Agreement as a result of removal (except for a removal by Nomura by reason of a monetary default under the Nomura Loan), deferred management fees owed by the Partnership to Forum Group would become payable in full. See "Risk Factors -- Deferred Management Fees" and "Business and Properties of the Partnership -- Management Agreement."

RECAPITALIZATION AGREEMENT
  To facilitate the Nomura Loan, the Partnership entered into the Recapitalization Agreement, which provided for, among other things, an immediate infusion of equity into the Partnership. The Recapitalization Agreement was approved by a committee of the Board of Directors of the General Partner consisting solely of Independent Directors, after consultation with independent legal counsel and the financial advisor retained by such committee. See "Prospectus Summary -- The Recapitalization." Pursuant to the Recapitalization Agreement, the Partnership issued 6,500,000 Preferred Depositary Units to Forum A/H, and Forum A/H made a capital contribution to the Partnership of $13.0 million in the aggregate, or $2.00 per unit. The $2.00 per unit purchase price paid for the Preferred Depositary Units purchased by Forum A/H was determined by the committee of Independent Directors in accordance with the minimum price requirements contained in the Partnership Agreement, after consultation with its financial advisor. See "Summary of Partnership Agreement -- Purposes, Business and Management."

  The Recapitalization Agreement contemplated the refinancing of all of the Partnership's long-term debt, including approximately $9.5 million (after the prepayment of approximately $13.0 million from the capital contribution made pursuant to the Recapitalization Agreement) of Bank Debt that matured on December 31, 1993 and approximately $34.1 million aggregate principal amount of the Split Coupon Notes, and to pay related fees and expenses. As a result of the purchase of Preferred Depositary Units by Forum A/H, Forum Group beneficially owns 8,440,268 Preferred Depositary Units, or approximately 55.2% of the total number of Preferred Depositary Units outstanding on the date of this Prospectus. The Subscription Offering is being made pursuant to the Recapitalization Agreement in order to afford Eligible Holders the opportunity, if they elect to do so, to avoid dilution as a result of the issuance of the 6,500,000 additional Preferred Depositary Units to Forum A/H. If all of the 5,064,150 Preferred Depositary Units offered hereby are subscribed for and purchased by Eligible Holders, after application of the proceeds thereof as described herein (see "Use of Proceeds"), Forum Group's percentage ownership of the total outstanding Preferred Depositary Units would be approximately 22.1%, the same ownership percentage Forum Group had prior to the transactions provided for in the Recapitalization Agreement. Eligible Holders that elect to participate in the Subscription Offering will not be entitled to purchase any portion of the Preferred Depositary Units not subscribed for by Eligible Holders that elect not to participate in the Subscription Offering. Accordingly, Forum Group's percentage ownership of the total outstanding Preferred Depositary Units will exceed 22.1% to the extent that Eligible Holders elect not to participate in the Subscription Offering.

  The Recapitalization Agreement provides that the Partnership will bear all of the costs and expenses incurred in connection with the transactions contemplated by the Recapitalization Agreement, including the costs and expenses incurred by Forum Group.

  The Recapitalization Agreement provides that at any time and from time to time the Partnership will, on the request of Forum Group or any of its affiliates, in accordance with the Partnership Agreement file with the Commission as promptly as practicable after receiving the request, and use all reasonable efforts to cause to become effective, a registration statement under the Securities Act, registering for offer and sale all or a portion of the Preferred Depositary Units acquired pursuant to the Recapitalization Agreement or owned as of October 6, 1993 by Forum Group or its affiliates included in the request.

  Pursuant to the Recapitalization Agreement, the Partnership has agreed that, subject to certain exceptions, it will indemnify and hold Forum Group and each of its respective affiliates (other than the Partnership, the General Partner and the directors of the General Partner) harmless against any and all liabilities relating to any claim, action or proceeding made or brought by a third party in respect of the transactions and matters referred to or contemplated by the Recapitalization Agreement. Also, each of the Partnership and Forum Group has agreed under the Recapitalization Agreement that it will indemnify and hold the other, together with its affiliates, harmless against liabilities relating to any breach of any of the indemnifying party's representations, warranties or covenants made under the Recapitalization Agreement.

                                USE OF PROCEEDS

  The Partnership will apply the entire proceeds of the Subscription Offering to repurchase from Forum A/H, at $2.00 per unit, a number of Preferred Depositary Units equal to the number of Preferred Depositary Units issued in the Subscription Offering. Accordingly, the Partnership will not benefit from the purchase of Preferred Depositary Units pursuant to the Subscription Offering. The repurchases from Forum A/H could be at a price which exceeds then-prevailing market prices for Preferred Depositary Units. Inasmuch as only Forum A/H advanced the equity capital necessary to prepay a portion of the Partnership's indebtedness pursuant to the Recapitalization Agreement, no other holders of Preferred Depositary Units will have the right to have Units repurchased.


                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information is based upon the Partnership's unaudited financial statements as of and for the nine months ended September 30, 1993 contained in the 1993 Third Quarter Form 10-Q and the Partnership's audited financial statements for the year ended December 31, 1992 contained in the 1992 Form 10-K. The Pro Forma Condensed Consolidated Statements of Operations have been adjusted to give effect to the transactions provided for in the Recapitalization Agreement, the General Partner's capital contribution of $131,000 in accordance with the Partnership Agreement in connection with the acquisition of Preferred Depositary Units by Forum A/H, the closing of the Nomura Loan and the application of proceeds therefrom to the prepayment of all existing indebtedness of the Partnership (including the Bank Debt and the Split Coupon Notes) and estimated costs and expenses, as if such transactions had been consummated on the first day of each period presented.
See "The Recapitalization." The Pro Forma Condensed Consolidated Balance Sheet has been adjusted to give effect to such transactions as if such transactions had been consummated on September 30, 1993. The following pro forma financial information does not purport to be indicative of the financial position or results of operations that would actually have been reported had such transactions in fact been consummated on such dates or of the financial position or results of operations that may be reported by the Partnership in the future. The following pro forma financial information should be read in conjunction with the audited financial statements contained in the 1992 Form 10-K (including the notes thereto) and the unaudited financial statements contained in the 1993 Third Quarter Form 10-Q (including the notes thereto), copies of which accompany this Prospectus, and the other financial information contained elsewhere in this Prospectus.

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                           AS OF SEPTEMBER 30, 1993
                                (000'S OMITTED)
                                (WITHOUT AUDIT)

                                           PRO FORMA ADJUSTMENTS
                             HISTORICAL      DEBIT        CREDIT     PRO FORMA
                             -----------  ------------  ----------  -----------
ASSETS

Property and equipment, net    $ 98,588                               $ 98,588
Cash and cash equivalents         3,628   $  1,486(a)                    5,114
Deferred costs, net                 903      2,184(a)     $  828(b)      2,259
Restricted cash                   1,967                       47(a)      1,920
Other assets                      2,496                                  2,496
                               --------                               --------
          Total assets         $107,582                               $110,377
                               ========                               ========
LIABILITIES AND PARTNERS'
 EQUITY
Long-term debt                 $ 56,570     56,570(a)     50,707(a)   $ 50,707
Accounts payable and
 accrued expenses                 5,626        845(a)                    4,354
                                               427(c)
Other liabilities (d)            16,766                                 16,766
                               --------                               --------

          Total liabilities      78,962                                 71,827
                               --------                               --------
General partner's equity
 in subsidiary
 partnerships                       224                                    224
Partners' equity:
  General partner                 1,043          3(a)        131(a)      1,171
  Limited partners (8,785
   and 15,285 units
   issued and outstanding
   on a historical
   and pro forma basis,          96,904        321(a)     13,000(a)    109,583
   respectively)               --------                               --------
          Contributed
           capital               97,947                                110,754
                               --------                               --------
Accumulated losses              (39,616)     2,476(a)        427(c)    (42,493)
                                               828(b)
Cash distributions to
 limited partners               (29,935)                               (29,935)
                               --------                               --------
          Accumulated
           deficit              (69,551)                               (72,428)
                               --------                               --------
          Total partners'
           equity                28,396                                 38,326
                               --------                               --------
Total liabilities and
  partners' equity             $107,582                               $110,377
                               ========                               ========

           SEE ACCOMPANYING NOTES TO PRO FORMA FINANCIAL STATEMENTS.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1992 AND
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993
                   (000'S OMITTED, EXCEPT PER UNIT AMOUNTS)
                                (WITHOUT AUDIT)

                              YEAR ENDED DECEMBER 31, 1992          NINE MONTHS ENDED SEPTEMBER 30, 1993
                           -----------------------------------      ------------------------------------
                                        PRO FORMA                                PRO FORMA
                           HISTORICAL   ADJUSTMENT   PRO FORMA      HISTORICAL   ADJUSTMENT   PRO FORMA
                           ----------   ----------   ---------      ----------   ----------   ---------
Revenues:
  Operating revenues         $41,648                  $41,648        $32,333                   $32,333
  Other income                   302                      302            237                       237
                             -------                  -------        -------                   -------
        Total revenues        41,950                   41,950         32,570                    32,570
Costs and expenses:
  Operating expenses          33,873                   33,873         24,544                    24,544
  Management fee
    expense payable to
    the parent of the
    general partner (a)        3,337                    3,337          2,589                     2,589
  Depreciation and
    amortization               3,731      $  (16)(b)    3,715          2,847      $   (99)(b)    2,748
  Interest:
    Parent of general
      partner                     67                       67             39                        39
    Other                      7,103      (1,727)(c)    5,376          4,353         (608)(c)    3,745
                             -------     --------     -------        -------      --------     -------
        Total costs and
          expenses            48,111      (1,743)      46,368         34,372         (707)      33,665
                             -------     --------     -------        -------      --------     -------
Loss before general
  partner's interest
  in loss (gain)
  of subsidiary                6,161      (1,743)       4,418          1,802         (707)       1,095
  partnerships
General partner's
  interest in loss
  (gain) of subsidiary
  partnerships                    49         (17)(c)       32             11          (12)(c)       (1)
                             -------     --------     -------        -------      --------     -------
        Net loss               6,112      (1,726)       4,386          1,791         (695)       1,096
General partner's
  interest in net loss            61         (17)          44             18           (7)          11
                             -------     --------     -------        -------      --------     -------
Limited partners'
  interest in net loss       $ 6,051     $(1,709)     $ 4,342        $ 1,773        $(688)     $ 1,085
                             =======     ========     =======        =======      ========     =======
Average number of
  units outstanding            8,785       6,500(d)    15,285          8,785        6,500(d)    15,285
Net loss per unit              $0.69                    $0.28          $0.20                     $0.07

           SEE ACCOMPANYING NOTES TO PRO FORMA FINANCIAL STATEMENTS.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                (WITHOUT AUDIT)

NOTE 1 - PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
         AS OF SEPTEMBER 30, 1993

(a) To adjust for the Recapitalization and Nomura Loan as follows (000's omitted):

         Sources of cash:
           Nomura Loan gross proceeds                           $50,707
           Capital contributions                                 13,131
           Reduction in Fixed Asset Reserve                          47
                                                                -------
                   Total sources of cash                        $63,885
         Uses of cash:
           Repayment of Bank Debt                               $22,500
           Repayment of Split Coupon Notes                       34,070
           Yield maintenance and purchase price
             in excess of face for prepayment of
             Split Coupon Notes                                   2,476
           Accrued interest payments                                845
           Estimated costs and expenses - Refinancing             2,184
                                        - Recapitalization          324
                                                                -------
                   Total uses of cash                           $62,399
                   Total increase in cash                       $ 1,486

(b) To write off the balance of the deferred financing costs associated with the Bank Debt and Split Coupon Notes.

(c) To adjust for the reduction in accrued interest due to the early retirement of the Split Coupon Notes.

(d) Other liabilities include $14,854,000 of management fees owed to Forum Group pursuant to the Management Agreement. For periods prior to January 1, 1994, deferred management fees are subordinate to (i) annual distributions of $1.35 per Preferred Depositary Unit from net operating cash flow and are then payable from 50% of any excess Net Operating Income After Anticipated Distributions after payment of current management fees and (ii) certain distributions to Unitholders from any Capital Transaction Proceeds. If the Management Agreement were terminated by the Partnership as a result of the removal or withdrawal of the General Partner as the general partner of the Partnership or otherwise in accordance with the terms thereof, all deferred management fees would become immediately due and payable. See "Business and Properties of the Partnership -- Management Agreement."

NOTE 2 - PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1992 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993

(a) Management fees payable to Forum Group have been deferred, pursuant to the Management Agreement, since the formation of the Partnership in 1986. For periods commencing on or after January 1, 1994, management fees earned will become currently payable. See "Business and Properties of the Partnership -- Management Agreement."

(b) To adjust amortization of financing costs for changes in the amounts and amortization period due to the Nomura Loan and the Recapitalization.

(c) To adjust for the decrease in interest expense reflecting the decreased cost of borrowing resulting from the Nomura Loan and the Recapitalization.

                                            Year Ended        Nine Months Ended
                                        December 31, 1992    September 30, 1993
                                        -----------------    -------------------
Pro forma interest on Nomura Loan            $ 4,996              $ 3,745
Interest on Loan for RC sold 3/15/92             380                  -0-
                                             -------              -------
                                               5,376                3,745
Less Actual Interest Expense                  (7,103)              (4,353)
                                             -------              -------
   Net Adjustment                            $(1,727)             $  (608)

(d) To adjust for Preferred Depositary Units issued to Forum A/H pursuant to the Recapitalization Agreement.

                            CASH DISTRIBUTION POLICY

DISTRIBUTIONS FROM OPERATIONS


  General. The Partnership Agreement provides that the Partnership will make quarterly distributions of all Net Cash Flow within 45 days after the end of each calendar quarter, to the extent Net Cash Flow is available for such
purpose.   For this purpose, "Net Cash Flow" is defined as operating revenues of the Partnership less (i) operating expenses (including fees payable under the Management Agreement, see "Business and Properties of the Partnership
- --Management Agreement"), (ii) debt service, (iii) provisions for fixed asset reserves, working capital reserves and such other reserves as the General Partner, in its sole discretion, deems appropriate, and (iv) capital expenditures not made out of the fixed asset reserves.


  Distributions were $1.35 per Preferred Depositary Unit for 1987, $1.35 per Preferred Depositary Unit for 1988, $1.51 per Preferred Depositary Unit for 1989 and $0.40 per Preferred Depositary Unit for 1990. These distributions were funded through the purchase of additional Preferred Depositary Units by Forum Group, through the lease of certain of the Partnership's RCs by Forum Group and, in 1989, also from the proceeds from the sale of one of the Partnership's RCs. No distributions were made for 1991 or 1992, and it is not anticipated that any will be made in 1993. With the continued improvement in the Partnership's operating results and the completion of the Refinancing in the fourth quarter of 1993, the Partnership expects to have positive cash flow commencing in 1994, in which event the Partnership expects to consider the possibility of renewing the making of distributions to Unitholders. Whether or not the Partnership will make such distributions will depend on various factors, including the Partnership's results of operations, future prospects, capital and reserve requirements (including reserves required to be established under the Nomura Loan Agreement (See "The Recapitalization -- The Nomura Loan"), conditions in the capital markets, the requirements of the Partnership Agreement and such other factors as the Board of Directors of the General Partner may consider relevant. THERE CAN BE NO ASSURANCE AS TO THE LEVELS OF DISTRIBUTIONS, IF ANY, THE PARTNERSHIP MAY MAKE IN THE FUTURE. See "Risk Factors -- Uncertainty as to Future Cash Distributions."

  Certain Restrictions Under Nomura Loan Agreement. The terms of the Nomura Loan permit the Partnership to begin to make quarterly distributions of Net Cash Flow, subject to certain restrictions. The Nomura Loan Agreement provides that if the aggregate DSCR of the Properties at the end of a calendar quarter is less than 1.3x or 1.2x, then 50% and 100%, respectively, of excess cash flows (as defined in the Nomura Commitment) could not be distributed by Newco to the Partnership, and such amounts would be applied to amortize the principal balance of the Notes for so long as the aggregate DSCR of the Properties remains below such levels. The Nomura Loan Agreement further provides that if Newco is required by rating agencies or Nomura to establish reserve funds or accounts or to agree to escrow or deposit funds on a periodic basis to fund reserve funds or accounts, then, to the extent funds required for such reserve funds, escrow accounts or similar items are in excess of the then current resources of Newco, Newco would not be permitted to make any distributions to the Partnership or otherwise apply its resources until such requirements were satisfied. See "The Recapitalization -- The Nomura Loan -- Financial Tests" and "The Recapitalization -- The Nomura Loan --Possible Securitization." THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL HAVE NET CASH FLOW IN THE FUTURE. See
"Risk Factors -- Uncertainty as to Future Cash Distributions."

  Distribution Percentages. All Unitholders share pro rata in any distributions of Net Cash Flow. Net Cash Flow is distributed to the Unitholders and the General Partner as follows: first, 99% to the Unitholders and 1% to the General Partner until the Unitholders have received aggregate distributions of Net Cash Flow equal to a 12% cumulative, simple annual return from December 29, 1986 on an assumed original investment of $12.75 per Preferred Depositary Unit (the "Initial Offering Price") and, second, 70% to the Unitholders and 30% to the General Partner.

  Distribution Support Through December 31, 1993. In connection with the formation of the Partnership in 1986, Forum Group agreed that up to 100% of the management fees otherwise payable to it under the Management Agreement in respect of any quarter through and including the quarter ended December 31, 1993 would be deferred to the extent Net Cash Flow in respect of any such quarter was insufficient to make quarterly distributions at an annual rate of $1.35 per Preferred Depositary Unit. All management fees payable since the formation of the Partnership in 1986 through September 30, 1993 have been deferred, and it is expected that the management fee payable to Forum Group in respect of the quarter ended December 31, 1993 will also be deferred. The Partnership deferred management fees in the following amounts for the periods indicated: 1987:
$928,000; 1988: $1,398,000; 1989: $1,595,000; 1990: $1,615,000; 1991:
$3,391,000; 1992: $3,337,000; and the first nine months of 1993: $2,589,000.  At
September 30, 1993, deferred management fees totalled approximately $14,854,000. Deferred management fees are generally payable quarterly at a rate of 50% of any excess Net Operating Income After Anticipated Distributions, after payment of current management fees. Deferred management fees are also payable to Forum Group out of Capital Transaction Proceeds after making distributions of Capital Transaction Proceeds in an amount sufficient (i) to meet the Unitholders' tax liabilities, (ii) together with all prior distributions of Capital Transaction Proceeds, to repay the Initial Offering Price per Preferred Depositary Unit, and (iii) together with all prior distributions of Capital Transaction Proceeds and Net Cash Flow, to pay a 12% cumulative, simple annual return on the Unitholders' respective Unrecovered Offering Price per Preferred Depositary Unit. For this purpose, "Unrecovered Offering Price per Preferred Depositary Unit" equals the Initial Offering Price less all previous distributions of Capital Transaction Proceeds with respect to such Preferred Depositary Unit. In the event of the termination of the Management Agreement resulting from the removal or withdrawal of the General Partner or otherwise in accordance with the terms thereof, Forum Group would be entitled to receive immediately upon such termination all unpaid management fees for prior periods, including any deferred management fees, together with any reimbursements then due to it under the Management Agreement. Such fees would be due regardless of the levels of distributions made to holders of Preferred Depositary Units and would constitute a liability of the Partnership (and therefor be entitled to priority over equity interests upon the liquidation of the Partnership). See "Risk Factors -- Uncertainty as to Future Cash Distributions," "Risk Factors -- Dependence on Forum Group" and "Business and Properties of the Partnership -- Management Agreement."

DISTRIBUTIONS FROM SALES AND REFINANCINGS

  Net proceeds to the Partnership from sales and refinancings of the Partnership's RCs ("Capital Transaction Proceeds") prior to January 1, 1997 may be distributed or retained by the Partnership for reinvestment or other Partnership purposes in the discretion of the General Partner, except that Capital Transaction Proceeds will be distributed in an amount sufficient to pay any income tax liability imposed upon the Unitholders as a consequence of the transaction (assuming the maximum marginal federal income tax rate for an individual taxpayer in effect from time to time, without regard to phase-outs of lower graduated rates or personal exemptions, plus 5%, for all Unitholders).
All Capital Transaction Proceeds from sales and refinancings after December 31, 1996 are required to be distributed.

  Capital Transaction Proceeds are distributed as follows: first, 99% to the Unitholders and 1% to the General Partner until the Unitholders have received aggregate distributions of Capital Transaction Proceeds equal to the Initial Offering Price of $12.75 per Preferred Depositary Unit; second, 99% to the Unitholders and 1% to the General Partner until the Unitholders have received, from all distributions of Net Cash Flow and Capital Transaction Proceeds, an amount equal to a 12% cumulative, simple annual return on their respective Unrecovered Offering Price per Preferred Depositary Unit outstanding from time to time; and third, subject to repayment to Forum Group of management fees deferred as described under the caption "-- Distribution Support Through December 31, 1993" above, 70% to the Unitholders and 30% to the General Partner.

  Generally, distributions from a liquidation of the Partnership will be made in the same manner as distributions of Capital Transaction Proceeds from a sale, subject to the overall requirement that distributions be made to partners in accordance with their positive capital account balances.


                           THE SUBSCRIPTION OFFERING

SUBSCRIPTION PRIVILEGE

  Pursuant to the Recapitalization Agreement, the Partnership is offering to Unitholders of record (other than Forum Group and its affiliates) as of the close of business on the Record Date (October 18, 1993), the opportunity to subscribe for and purchase additional Preferred Depositary Units. Eligible Holders may subscribe for and purchase 0.7398342 of a Preferred Depositary Unit for each Preferred Depositary Unit held of record by them on the Record Date for a purchase price of $2.00 per unit.

  No fractional Preferred Depositary Units will be issued. The number of Preferred Depositary Units for which an Eligible Holder may subscribe will be based on the aggregate number of Preferred Depositary Units held by such Eligible Holder on the Record Date and will be rounded down to the nearest whole number. A broker, dealer, commercial bank, trust company or other nominee holding Preferred Depositary Units on the Record Date for more than one beneficial owner will be required to certify to the Subscription Agent and the Partnership (i) the total number of Preferred Depositary Units subscribed for by such nominee on behalf of beneficial owners pursuant to the Subscription Privilege, (ii) the aggregate number of Preferred Depositary Units held by it as of the Record Date on behalf of each beneficial owner for which it has exercised the Subscription Privilege, and (iii) the aggregate number of Preferred Depositary Units subscribed for by it on behalf of each such beneficial owner. The number of Preferred Depositary Units which may be subscribed for and purchased on behalf of each beneficial owner will be based on the aggregate number of Preferred Depositary Units held for such beneficial owner on the Record Date and will be rounded down to the nearest whole number.

EXPIRATION DATE

  The opportunity to subscribe for and purchase Preferred Depositary Units will expire at the Expiration Date, unless earlier terminated. The term "Expiration Date" means 5:00 p.m., New York City time, on January 27, 1994, unless and until the Partnership, in its sole discretion, has extended the time for expiration of the opportunity to subscribe for and purchase Preferred Depositary Units pursuant to the Subscription Offering to a time no later than 5:00 p.m., New York City time, on February 15, 1994, in which event the term "Expiration Date" will mean the latest time and date on which such opportunity, as so extended by the Partnership, expires. The Partnership will not honor any purported exercise of the Subscription Privilege received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent.

CERTAIN CONDITIONS

  The Subscription Offering is subject to the following conditions:

       (i) At the Expiration Date, there shall be no action or proceeding, pending or threatened, before any court or governmental agency which seeks to restrain, prohibit or invalidate the Subscription Offering or any other transaction contemplated by the Recapitalization Agreement, in whole or in part, or which alleges material damages arising therefrom; and

       (ii) At the Expiration Date, all required approvals from any governmental or regulatory authorities having jurisdiction in respect of the Subscription Offering or any other transaction contemplated by the Recapitalization Agreement shall have been received.

The Partnership will not be required to issue any Preferred Depositary Units subscribed for pursuant to the Subscription Offering if such conditions are not satisfied and may, if it determines such conditions will not be satisfied at or prior to the Expiration Date, terminate the Subscription Offering prior to the Expiration Date. In the event such conditions are not satisfied at the Expiration Date or the Subscription Offering is terminated by the Partnership prior thereto, the Subscription Privilege will thereupon terminate and the aggregate Subscription Price theretofore received from each Eligible Holder will be mailed to such Eligible Holder promptly following such Expiration Date or the date of such termination, without interest or deduction.

  The General Partner reserves the right to waive any conditions to the Subscription Offering in its sole discretion.

ANNOUNCEMENT OF EXTENSION OR TERMINATION

  Any extension of the Expiration Date beyond January 27, 1994 or termination of the Subscription Privilege will be followed as promptly as practicable by public announcement thereof. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Partnership may choose to make any public announcement, the Partnership currently intends to make announcements by issuing a release to the Dow Jones News Service.

EXERCISE OF SUBSCRIPTION PRIVILEGE

  Subject to the right of the Partnership to terminate the Subscription Offering as described above, the Subscription Privilege may be exercised by delivering to American Stock Transfer & Trust Company, prior to the Expiration Date, a properly completed and executed Notice of Exercise or a facsimile thereof, together with payment in full of the Subscription Price for each Preferred Depositary Unit subscribed for pursuant to the Subscription Privilege. A copy of the Notice of Exercise accompanies this Prospectus.

  Such payment in full must be by (i) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent, or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chemical Bank, Account No. 610093045; ABA No. 021000128 (reference should be made to Forum Retirement Partners, L.P. and the name of the Eligible Holder making such payment should be indicated). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order, or (c) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Eligible Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

  The address to which Notices of Exercise and payment of the Subscription Price should be delivered is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                           40 WALL STREET, 46TH FLOOR
                            NEW YORK, NEW YORK 10005
                     ATTENTION:  REORGANIZATION DEPARTMENT

  Eligible Holders, such as brokers, dealers, commercial banks and trust companies that on the Record Date held Preferred Depositary Units for the account of others should notify the respective beneficial owners of such Preferred Depositary Units as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Subscription Privilege. Beneficial owners of Preferred Depositary Units held through such a nominee holder on the Record Date should contact the Eligible Holder and request the Eligible Holder to effect transactions in accordance with the beneficial owner's instructions. If the beneficial owner so instructs, the Eligible Holder should complete a Notice of Exercise and submit it to the Subscription Agent with the proper payment.

  The instructions accompanying the Notice of Exercise should be read carefully and followed in detail. Do not send Notices of Exercise or payments of the Subscription Price to the Partnership or the General Partner.

  The method of delivery of Notices of Exercise and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Eligible Holder, but if sent by mail it is recommended that such Notices of Exercise and payments be sent by registered mail, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to the Expiration Date. Because uncertified personal checks may take at least five business days to clear, Eligible Holders are urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of the Subscription Privilege will be determined by the Partnership, whose determinations will be final and binding. The Partnership in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Subscription Privilege. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Partnership determines in its sole discretion. Neither the Partnership nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Notices of Exercise or incur any liability for failure to give such notification.

  Any questions or requests for assistance concerning the method of exercising Subscription Privileges or requests for additional copies of this Prospectus or Notices of Exercise, should be directed to John H. Sharpe, Esq., in writing at 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana, or by telephone at
(317) 846-0700.

ISSUANCE OF PREFERRED DEPOSITARY UNITS

  Depositary receipts representing Preferred Depositary Units purchased pursuant to the Subscription Privilege will be delivered to Eligible Holders that have validly exercised their Subscription Privilege as soon as practicable after the Expiration Date if the conditions to the Subscription Offering set forth above (see "-- Certain Conditions") have been satisfied or waived and the Subscription Offering has not theretofore been terminated.

NO REVOCATION

  Once an Eligible Holder has exercised the Subscription Privilege, such exercise may not be revoked.

                   BUSINESS AND PROPERTIES OF THE PARTNERSHIP

GENERAL

  The Partnership was formed in 1986 by Forum Group to own rental RCs developed by Forum Group, most of which are designed to appeal to the financially independent elderly. On December 31, 1986, the Partnership acquired (i) four RCs from Forum Group and (ii) five additional RCs previously owned by Forum Group. On March 31, 1988, the Partnership acquired a tenth RC from Forum Group. In the second quarter of 1989, the Partnership sold one of its mature RCs, The Forum at the Crossing, Indianapolis, Indiana, to a partnership of which Forum Group is the general partner and in which Forum Group is a major investor. In the third quarter of 1989, Forum Retirement Operations, L.P. ("Operations"), formerly an affiliated partnership of the Partnership, purchased The Forum at Lincoln Heights ("Forum/Lincoln Heights"), a newly developed RC in San Antonio, Texas, from Forum Group, pursuant to the option described below. In the first quarter of 1992, the Partnership sold the business and substantially all of the assets of The Lafayette/Philadelphia, an RC in Philadelphia, Pennsylvania, to Redeemer LTC & Elder Services, Inc., an affiliate of Holy Redeemer Health Systems, Inc.

  Although the General Partner currently believes that it is unlikely that the Partnership will acquire additional rental RCs, the Partnership has been granted the option to purchase each additional rental RC developed by Forum Group until the Partnership has purchased an additional 14 RCs. The Partnership has purchased one RC, Forum/Lincoln Heights, from Forum Group pursuant to that option. The Partnership has been informed that, while Forum Group expects to consider the acquisition of additional RCs, Forum Group has no present plans to develop any new RCs. The Partnership's option to purchase additional RCs from Forum Group would not cover RCs acquired, but not developed, by Forum Group.

  The Properties compete in the continuing care RC segment of the senior housing market. This market segment consists of a specialized form of housing combining luxury rental independent living accommodations with special healthcare services and amenities designed to meet the needs of the elderly. Because most of its RCs are designed to appeal to the financially independent elderly, the independent living components of the Partnership's RCs typically contain significantly more living space than is available in a nursing home and are significantly more upscale than the living accommodations in a home for the aged or a nursing home. The nursing, assisted living and independent living components of the Partnership's RCs are believed by the Partnership to be among the highest quality available.

PROPERTIES

  The Affiliated Partnership owns RCs in Delaware (four), Florida, New Mexico, South Carolina and Texas (two). All of the Properties are managed by Forum Group pursuant to the Management Agreement. See "-- Management Agreement." Seven of the Properties (Foulk Manor, Foulk Manor North, Forum/Lincoln

Heights, Millcroft, The Montebello on Academy, Myrtle Beach Manor and Shipley Manor) are mature operating communities. Two of the Properties (The Montevista at Coronado and the Park Summit of Coral Springs) have yet to achieve stabilized (i.e., 90%) occupancy. One of the Properties (Foulk Manor) which had achieved stabilized occupancy currently has an occupancy level below 90%. See the table containing occupancy rates and certain other operating data set forth below.

  Except as described below, each of the Properties contains an independent living component and a nursing component, and each of the Properties (other than Millcroft, Myrtle Beach Manor and Shipley Manor) also includes an assisted living component. One of the Properties (Foulk Manor) consists of an assisted living component and a nursing component, and does not contain an independent living component.

  The independent living component, if any, of each of the Properties contains a variety of accommodations, together with amenities such as dining facilities, lounges, and game and craft rooms. All residents of the independent living components are provided security, meals and housekeeping and linen service. Emergency healthcare service is available 24 hours a day from an on-site nursing staff, and each independent living unit is equipped with an emergency call system. The independent living components of the Properties consist of apartments, villas and, in the case of Foulk Manor North, condominiums. Independent living unit first person residency fees presently range from $999 to $3,960 per month, depending on the size of accommodations. Each apartment and villa resident enters into a residency agreement that may be terminated by the resident on short notice, and each condominium resident enters into a residency agreement coterminous with his or her ownership. Although there can be no assurance that, as apartment and villa residency agreements expire or are terminated, available apartments and villas will be reoccupied, since the Partnership's formation, at least 80% of the residents of the apartments and villas have renewed their residency agreements from year to year. All residents of the independent living components of the Properties are assured space in the assisted living, if any, and nursing components should the need therefor arise.

  The nursing component of each of the Properties provides residents a full range of nursing care. Residents have private or semiprivate rooms, and share communal dining and social facilities. In most instances, each resident of the independent living component of a Property is entitled to care in the assisted living, if any, or nursing component at no extra charge for up to a specific number of days annually or an aggregate of a specified number of days during the resident's lifetime. After utilizing this accrued time, the resident pays for both independent living occupancy, and assisted living or nursing care, until cancelling one or the other. The charge for a private nursing room presently ranges from $67 to $160 per day.

  The assisted living component, if any, of each of the Properties provides residents a semistructured environment that encourages independent living. Residents have private or semiprivate suites, eat meals in a private dining room and are provided the added services of scheduled activities, housekeeping and linen service, preventive health surveillance, periodic health monitoring, assistance with activities of daily living and emergency care. The charge for a private assisted living suite presently ranges from $46 to $125 per day.

  The Properties provide ancillary healthcare services, including the operation of an adult day care center on the premises of one of the Properties and the placement of private duty registered nurses and nursing technicians.

  The following table indicates the name and location, current capacity, average occupancy rate for each of the last five years and for the nine months ended September 30, 1993, and average effective annual fees/charges per unit/suite/bed for each of the last five years and for the nine months ended September 30, 1993, of each of the Properties and for all of the Properties collectively:

                                   Capacity
                              (Updated for 11/30)
- ----------------------------------------------------------------------
                                Inde-                         Total
                                pendent   Assisted            Units/
Name and                        Living    Living    Nursing   Suites/
Location                        Units     Suites    Beds      Beds
- ------------------------------  --------  --------  --------  --------

The Forum at                        152        30        60       242
 Lincoln Heights
San Antonio, Texas

Foulk Manor                          -0-       51        52       103
Wilmington, Delaware

Foulk Manor North                    58        11        46       115
Wilmington, Delaware

Millcroft                            63        -0-      100       163
Newark, Delaware

The Montebello on Academy           114        15        60       189
Albuquerque, New Mexico

The Montevista at Coronado          123        15       120       258
El Paso, Texas

Myrtle Beach Manor                   61        -0-       80       141
North Myrtle Beach,
  South Carolina

The Park Summit of Coral            199        22        35       256
  Springs
Coral Springs, Florida

Shipley Manor                        61        -0-       82       143
Wilmington, Delaware
                                --------  --------  --------  --------
All of the Properties
 collectively                       831       144       635     1,610



                                                                 Average Occupancy Rate
- ------------------------------------------------------------------------------------------------------------------------------
                                     Nine
                                    Months
Name and                            Ended
Location                        Sept. 30, 1993       1992            1991            1990            1989            1988
- ------------------------------  --------------  --------------  --------------  --------------  --------------  --------------

The Forum at Lincoln                93.6%           86.80%           68.50%         56.30%           17.10%          N/A
 Heights
San Antonio, Texas

Foulk Manor                         83.5%           80.20%           70.90%         83.50%           87.00%         93.80%
Wilmington, Delaware

Foulk Manor North                   90.3%          89.930%           88.10%         82.70%           84.60%         89.36%
Wilmington, Delaware

Millcroft                           92.3%           90.60%           87.90%         90.00%           93.60%         95.24%
Newark, Delaware

The Montebello on Academy           96.3%           90.10%           85.00%         87.40%           80.80%         65.80%
Albuquerque, New Mexico

The Montevista at Coronado          85.0%           81.60%           81.10%         74.30%           58.90%         40.90%
El Paso, Texas

Myrtle Beach Manor                  93.5%          89.930%           79.40%         86.10%           88.60%         87.54%
North Myrtle Beach,
  South Carolina

The Park Summit of Coral            89.1%           81.70%           76.30%         76.30%           77.40%         62.60%
  Springs
Coral Springs, Florida

Shipley Manor                       93.5%           85.80%           85.90%         90.80%           90.70%         97.60%
Wilmington, Delaware
                                --------------  --------------  --------------  --------------  --------------  --------------
All of the Properties
 collectively                       90.8%            85.9%            79.0%          77.8%            76.4%          73.0%



                                                                 Average Effective Annual
                                                              Fees/Charges Per Unit/Suite/Bed
- ------------------------------------------------------------------------------------------------------------------------------
                                     Nine
                                    Months
                                    Ended
Name and                        Sept. 30, 1993
Location                         (annualized)        1992            1991            1990            1989            1988
- ------------------------------  --------------  --------------  --------------  --------------  --------------  --------------
The Forum at Lincoln                 $26,648         $26,366         $18,858         $22,779         $10,190           N/A
 Heights
San Antonio, Texas

Foulk Manor                          $30,071         $30,149         $31,512         $29,583         $25,735         $25,656
Wilmington, Delaware

Foulk Manor North                    $29,097         $28,322         $26,711         $25,678         $23,601         $22,155
Wilmington, Delaware

Millcroft                            $28,700         $27,803         $27,087         $25,071         $23,308         $23,167
Newark, Delaware

The Montebello on Academy            $27,343         $27,426         $25,722         $24,804         $24,815         $22,005
Albuquerque, New Mexico

The Montevista at Coronado           $23,033         $22,588         $20,321         $19,823         $17,690         $12,145
El Paso, Texas

Myrtle Beach Manor                   $23,289         $21,813         $20,752         $19,349         $17,872         $17,152
North Myrtle Beach,
  South Carolina

The Park Summit of Coral             $24,623         $24,687         $25,072         $24,177         $21,596         $19,451
  Springs
Coral Springs, Florida

Shipley Manor                        $29,211         $29,501         $29,396         $26,655         $24,826         $23,482
Wilmington, Delaware
- ------------------------------  --------------  --------------  --------------  --------------  --------------  --------------
All of the Properties
 collectively                        $26,364         $26,057         $24,573         $24,156         $20,175         $20,938


  Mortgages. All of the Properties are subject to a first mortgage securing the Notes issued in connection with the Nomura Loan. The aggregate amount currently outstanding under the Notes is approximately $50.7 million, which bears interest at the rate of 9.93% per annum. The Notes mature on January 1, 2001. The mortgages on the Properties are recorded and are cross-defaulted and cross-collateralized. See "The Recapitalization -- The Nomura Loan."


  Depreciation. The following table indicates, with respect to each component of each of the Properties upon which depreciation is taken, the federal tax basis (as of December 31, 1992), rate, method and life claimed with respect to such component for purposes of depreciation:

============================================================================================
                                                       Net
                                                     Federal
                                                    Tax Basis                         Life
Name and Location                   Component       (12/31/92)     Rate   Method/*/  (Years)
============================================================================================

The Forum at Lincoln Heights    Real property      $17,556,243     2.5-5%  SL          20-40
San Antonio, Texas              Personal property      718,012        10%  SL/ADS         10

Foulk Manor                     Real property        2,278,060   2.5-5.3%  SL          19-40
Wilmington, Delaware            Personal property      196,369     10-20%  SL/ADS       5-10

Foulk Manor North               Real property        2,400,014   2.5-5.3%  SL          19-40
Wilmington, Delaware            Personal property      189,560        10%  ADS            10

Millcroft                       Real property        4,770,195   2.5-5.3%  SL          19-40
Newark, Delaware                Personal property      197,204     10-20%  ADS          5-10

The Montebello on Academy       Real property        7,481,536   2.5-6.7%  SL          15-40
Albuquerque, New Mexico         Personal property      137,231     10-20%  SL/ADS       5-10

The Montevista at Coronado      Real property       12,378,050     2.5-5%  SL          20-40
El Paso, Texas                  Personal property    1,779,108    5.3-20%  SL/ADS       5-10

Myrtle Beach Manor              Real property        2,532,549   2.5-5.3%  SL          19-40
North Myrtle Beach, South       Personal property      126,060     10-20%  ADS          5-10
  Carolina

The Park Summit of Coral        Real property       10,054,457   2.5-5.3%  SL          19-40
  Springs                       Personal property      299,527    6.7-20%  SL/ADS       5-15
Coral Springs, Florida

Shipley Manor                   Real property        5,194,171    2.5-20%  SL          15-40
Wilmington, Delaware            Personal property      166,744     10-20%  SL/ADS       5-10
============================================================================================
________________________
*  ADS = Alternative depreciation system
    SL  = Straight line

  Real Estate Taxes. The following table indicates, with respect to each of the Properties, the assessed value, real estate tax rate and annual real estate taxes for 1993:

=========================================================================
                                                                  Annual
                                                                   Real
                                                                  Estate
                                    Assessed       Real Estate    Taxes
Name and Location                     Value         Tax Rate      (1992)
=========================================================================
The Forum at Lincoln Heights        $13,000,000       2.23%    $  289,743
San Antonio, Texas

Foulk Manor                           2,247,600       1.18%        26,586
Wilmington, Delaware

Foulk Manor North                     4,093,200       1.18%        48,417
Wilmington, Delaware

Millcroft                             6,352,000       1.40%        88,790
Newark, Delaware

The Montebello on Academy             6,215,237       1.09%        67,927
Albuquerque, New Mexico

The Montevista at Coronado            5,099,392       2.38%       121,119
El Paso, Texas

Myrtle Beach Manor                    4,448,800       1.07%        47,780
North Myrtle Beach, South
Carolina

The Park Summit of Coral Springs     12,240,000       2.45%       300,235
Coral Springs, Florida

Shipley Manor                         5,274,800       1.18%        62,395
Wilmington, Delaware
=========================================================================
All                                 $58,971,029       1.80%    $1,052,992
=========================================================================


  Sources of Payment. The independent and assisted living components, if any, of the Properties receive direct payment for resident occupancy solely on a private pay basis. The nursing components of the Properties receive payment for resident care directly on a private pay basis, including payment from private health insurance, and from governmental reimbursement programs such as the federal Medicare program for certain elderly and disabled residents and state Medicaid programs for certain indigent residents. The following table indicates the approximate percentages of operating revenues for each of the last five years and the nine months ended September 30, 1993 derived by the Partnership from private sources and from Medicare and Medicaid:

                       Independent and Assisted
                          Living Components                    Nursing Components                        Total RCs
                 ----------------------------------    ----------------------------------    ----------------------------------
                 1993  1992  1991  1990  1989  1988    1993  1992  1991  1990  1989  1988    1993  1992  1991  1990  1989  1988
                 ----  ----  ----  ----  ----  ----    ----  ----  ----  ----  ----  ----    ----  ----  ----  ----  ----  ----

Private
  Sources.....   100%  100%  100%  100%  100%  100%     71%   72%   77%   73%   78%   87%     85%   86%   89%   87%   91%   93%

Medicare and
  Medicaid....     0     0     0     0     0     0      29%   28%   23%   27%   22%   13%     15%   14%   11%   13%    9%    7%
                 ----  ----  ----  ----  ----  ----    ----  ----  ----  ----  ----  ----    ----  ----  ----  ----  ----  ----
    Total.....   100%  100%  100%  100%  100%  100%    100%  100%  100%  100%  100%  100%    100%  100%  100%  100%  100%  100%


  Most private insurance carriers reimburse their policyholders, or make direct payment to facilities, for covered services at rates established by the facilities. Where applicable, the resident is responsible for any difference between the insurance proceeds and the total charges. In certain states, Blue Cross plans pay for covered services at rates negotiated with facilities. In other states, Blue Cross plans are administered under contracts with facilities providing for payment under formulae based on the cost of services. The Medicare program also makes payment under a cost-based reimbursement formula plus a return on equity. Under the Medicaid program, each state is responsible for developing and administering its own reimbursement formula.

  Both governmental and third-party payors have employed cost containment measures designed to limit payments made to health care providers such as the Partnership. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage criteria which limit the services that will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Partnership for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. See "Risk Factors -- Risks of Government Regulation" and "Risk Factors -- Risks of Dependence Upon Third-Party Payors."

  Competition. The Properties compete with senior housing and long-term healthcare facilities of varying similarity in the respective geographical market areas in which the Properties are located. Competing facilities are operated on a national, regional and local basis by religious groups and other nonprofit organizations, as well as by private operators, some of which have substantially greater resources than the Partnership. The independent living components of the Properties face competition from all the various types of residential opportunities available to the elderly. However, the number of RCs that offer on-premises healthcare services is limited. The assisted living and nursing components of the Properties compete with other assisted living and nursing facilities, and, to a lesser extent, with general hospitals. The Partnership believes that the demand for full-service RCs is high and that competition is not presently a significant risk affecting the value of the Properties. However, because the target market segment of the Properties is relatively narrow, the risk of competition may be higher than with some other types of RCs. Additionally, the Properties may be subject to competition from new RCs, and assisted living and nursing facilities, developed in close proximity to them. The Properties in the Wilmington, Delaware area may compete with other RCs managed by Forum Group and in which Forum Group has ownership interests.

  Significant competitive factors for attracting residents to the independent living components of the Properties include price, physical appearance and amenities and services offered. Additional competitive factors for attracting residents to the assisted living and nursing components of the Properties include quality of care, reputation, physician and nursing services available and family preferences. The Partnership believes that the Properties generally rate high in each of these categories, except that the Properties are generally more expensive than competing facilities. The assisted living and nursing components of the Properties are designed to supplement, not to compete with, healthcare services provided by general hospitals.

  Insurance. The Partnership maintains professional liability, comprehensive general liability and other typical insurance coverage on all the Properties. The Partnership believes that its insurance is adequate in amount and coverage.

MANAGEMENT AGREEMENT

  Forum Group manages all of the Properties pursuant to the Management Agreement, dated as of December 31, 1986, as amended (the "Management Agreement"), among Forum Group, the Partnership and the Affiliated Partnership, which was entered into in connection with the formation of the Partnership. Forum Group's responsibilities under the Management Agreement include, among other things, preparing and implementing annual budgets; hiring and supervising qualified personnel; providing for the furnishing of necessary services to residents; maintaining the Properties; obtaining and maintaining in force and effect all required approvals; providing complete accounting and record-keeping services; processing third-party reimbursement claims; collecting all revenues and paying all operating expenses of the Properties. Forum Group is responsible for hiring a qualified administrator for each of the Properties and, when necessary or desirable, a qualified assistant administrator for each of the Properties.

  The Management Agreement provides that the Partnership will indemnify Forum Group and its affiliates for liabilities arising by reason of, resulting from or incident to Forum Group's management and operation of the Properties, except for those arising by reason of, resulting from or incident to the indemnitee's gross negligence or willful or wanton misconduct.

  The term of the Management Agreement is coterminous with the term of the Partnership unless the term of the Management Agreement is sooner terminated as provided therein. Either party may terminate the Management Agreement upon 30 days' prior written notice if the other party fails substantially to perform in accordance with the terms thereof through no fault of the terminating party and if the other party does not cure the failure within that 30-day period. Additionally, the Management Agreement provides that the Partnership may terminate the Management Agreement without cause upon (i) the simultaneous withdrawal or removal of the General Partner as the general partner of the Partnership and (ii) the affirmative vote of at least 80% in interest of the Unitholders. As a result of the purchase of 6,500,000 Preferred Depositary
Units by Forum A/H pursuant to the Recapitalization Agreement, Forum Group presently beneficially owns 8,440,268 Preferred Depositary Units, or approximately 55.2% of the total number of Preferred Depositary Units outstanding as of the date of this Prospectus, although such ownership will be reduced by such number of Preferred Depositary Units as are purchased (if any) in the Subscription Offering (see "Use of Proceeds"). However, even if all of the 5,064,150 Preferred Depositary Units offered hereby are subscribed for and purchased by Eligible Holders, Forum Group would own approximately 22.1% of the total outstanding Preferred Depositary Units and accordingly would have (as it had prior to the purchase of additional Preferred Depositary Units by Forum A/H pursuant to the Recapitalization Agreement) sufficient voting power to prevent any attempt to remove the General Partner or terminate the Management Agreement.

  Pursuant to the Management Agreement, Forum Group is entitled to receive management fees in respect of the Properties, payable quarterly, in an amount equal to 8% of the Partnership's gross operating revenues. All management fees payable since the formation of the Partnership in 1986 through September 30, 1993 have been deferred, and it is expected that the management fees payable to Forum Group in respect of the quarter ended December 31, 1993 will also be deferred. The Partnership deferred management fees in the following amounts for the periods indicated: 1987: $928,000; 1988: $1,398,000; 1989: $1,595,000; 1990:
$1,615,000; 1991: $3,391,000; 1992: $3,337,000; and the first nine months of
1993: $2,589,000. At September 30, 1993, deferred management fees totalled approximately $14,854,000. Management fees are no longer deferrable for periods from and after January 1, 1994 under the terms of the Management Agreement entered into in 1986 in connection with the formation of the Partnership. Deferred management fees will generally be paid quarterly at a rate of 50% of any excess Net Operating Income After Anticipated Distributions, after payment of current management fees. Deferred management fees are also payable to Forum Group out of Capital Transaction Proceeds after making distributions of Capital Transaction Proceeds in an amount sufficient (i) to meet the Unitholders' tax liabilities, (ii) together with all prior distributions of Capital Transaction Proceeds, to repay the Initial Offering Price per Preferred Depositary Unit, and
(iii) together with all prior distributions of Capital Transaction Proceeds and Net Cash Flow, to pay a 12% cumulative, simple annual return on the Unitholders' respective Unrecovered Offering Price per Preferred Depositary Unit. The Partnership also reimburses Forum Group for general and administrative costs incurred on behalf of the Partnership (which amounted to $160,000, $189,000, $187,000, $196,000, $195,000, $176,000 and $135,000 in 1987, 1988, 1989, 1990,
1991, 1992 and the first nine months of 1993, respectively). In connection with the bankruptcy proceeding of Forum Group and certain of its affiliates (not including the Partnership or the General Partner), the Partnership and Forum Group agreed that, commencing with the last quarter of 1992, general and administrative costs incurred by Forum Group on behalf of the Partnership would be reimbursed at a rate of $180,000 per annum. In the event of the termination of the Management Agreement resulting from the removal or withdrawal of the General Partner or otherwise in accordance with the terms thereof (except for a removal by Nomura by reason of a monetary default under the Nomura Loan), Forum Group would be entitled immediately upon such termination to receive all unpaid management fees for prior periods, including without limitation any deferred management fees, together with any reimbursements then due to it under the Management Agreement. See "Risk Factors -- Uncertainty as to Future Cash Distributions," "Risk Factors -- Dependence on Forum Group" and "Cash Distribution Policy --Distribution Support." Such fees would be due regardless of the levels of distributions made to holders of Preferred Depositary Units and would constitute a liability of the Partnership (and therefor be entitled to priority over equity interests upon the liquidation of the Partnership).

  The Management Agreement has been amended four times since it was entered into in connection with the formation of the Partnership. In June 1989, the Management Agreement was amended to (i) subordinate Forum Group's right to receive deferred management fees and 4% of the management fees for each calendar quarter from and after January 1, 1994 to the payment of amounts due and payable under the Split Coupon Notes and (ii) provide for interest on unpaid management fees for periods from and after January 1, 1994 at the rate of 12% per annum.
In September 1989, the Management Agreement was amended to, among other things, permit the termination of the Management Agreement by the bank lender upon the occurrence of an event of default under the credit agreement relating to the Bank Debt. In May 1992, the Management Agreement was amended to (x) revise the subordination provisions relating to the Split Coupon Notes so as to subordinate Forum Group's right to receive all management fees and deferred management fees attributable to six of the Properties to payment of principal and base interest on the Split Coupon Notes and to subordinate Forum Group's right to receive management fees attributable to such Properties in excess of 4% of the gross operating revenues of such Properties to payment of additional interest on the Split Coupon Notes, (y) revise the provision relating to interest payable on management fees to provide that interest will be paid on any unpaid management fees (other than deferred management fees) at the rate of 12% per annum, and (z) permit the termination of the Management Agreement as to any Property by the holder of a mortgage or deed of trust on such Property upon the foreclosure thereof. Pursuant to the Recapitalization Agreement, the Management Agreement was amended to provide for the termination of the manager (presently Forum Group) upon the vote of the holders of 66-2/3% of the principal amount of the then-outstanding Notes (or Certificates) in certain circumstances and in certain other respects.

SALE OF RCs

  Pursuant to an option agreement entered into at the time of the Partnership's formation in 1986, Forum Group has the option to purchase, for a price equal to the appraised fair market value thereof, any RC which the Partnership determines to sell. Consummation of a transaction to sell any of the Properties would be subject to fulfillment of various conditions precedent, including the election of Forum Group not to exercise such option.

INVESTMENT OBJECTIVES

  The Partnership's investment objectives are to provide the Unitholders (i) distributions of Net Cash Flow (to the extent available and permitted) and (ii) the opportunity to participate in any long-term appreciation in value of its RCs. However, there can be no assurance that these objectives will be attained.


                   DESCRIPTION OF PREFERRED DEPOSITARY UNITS

  The following is a description of certain provisions of the Amended and Restated Agreement of Limited Partnership, dated as of December 29, 1986, of the Partnership, as amended (the "Partnership Agreement"), and the Depositary Agreement, dated as of December 29, 1986 (the "Deposit Agreement"), among the Partnership, the General Partner and Manufacturers Hanover Trust Company, which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company (the "Depositary"), and is qualified in its entirety by reference to the Partnership Agreement and the amendments thereto and to the Deposit Agreement, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  Generally, the Preferred Depositary Units are in the nature of equity securities entitled to participate in distributions of Partnership funds made from time to time in accordance with the provisions of the Partnership Agreement and, in the event of any liquidation or winding up of the Partnership, to share in any assets of the Partnership remaining after satisfaction of the Partnership's liabilities and capital account requirements. The Preferred Depositary Units are fully paid and the Unitholders are not required to make additional contributions to the Partnership.

  The Preferred Depositary Units offered hereby consist of 5,064,150 preferred depositary units representing preferred limited partners' interests in the Partnership. Preferred limited partners' interests ("Preferred Units") presently represent the only class of limited partners' interests in the Partnership authorized and outstanding. As of the date of this Prospectus, 15,285,248 Preferred Depositary Units are outstanding, and there are no undeposited Preferred Units outstanding. Subsequent to the Subscription Offering, pursuant to the terms of the Recapitalization Agreement, the Partnership will be required to apply the proceeds of the Subscription Offering to repurchase from Forum A/H a number of Preferred Depositary Units equal to the number of Preferred Depositary Units subscribed for and purchased in the Subscription Offering. Therefore, following such repurchase, the total number of outstanding Preferred Depositary Units will remain 15,285,248. See "The Recapitalization -- Recapitalization Agreement" and "Use of Proceeds."

  The percentage interest in the Partnership (the "Percentage Interest") represented by a Preferred Depositary Unit is equal to the ratio it bears at the time of determination to the total number of Preferred Depositary Units and undeposited Preferred Units outstanding, multiplied by 99%, which is the aggregate Percentage Interest of the Unitholders. Each Preferred Depositary Unit evidences entitlement to participate in the Partnership's profits, losses and distributions in accordance with the provisions of the Partnership Agreement and the Percentage Interest represented thereby.

  The Preferred Depositary Units have been registered under the Exchange Act, and the Partnership is subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder.

  The Preferred Depositary Units are listed on the AMEX under the symbol "FRL."

TRANSFER OF PREFERRED DEPOSITARY UNITS

  The Preferred Depositary Units are freely transferable, unless such transfer would (i) violate federal or state securities laws, (ii) result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes, or (iii) affect the Partnership's existence or qualification as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"). Until a Preferred Depositary Unit has been transferred on the books of the Depositary, the Depositary and the Partnership may treat the record holder thereof as the absolute owner for all purposes. A transfer of a Preferred Depositary Unit will not be recorded by the Depositary or recognized by the Partnership unless the transferee executes and delivers a transfer application (the "Transfer Application"). By executing and delivering a Transfer Application, a transferee of Preferred Depositary Units automatically requests admission as a substituted limited partner, agrees to be bound by the terms and conditions of the Partnership Agreement and the Deposit Agreement, represents that it has authority to enter into the Partnership Agreement and the Deposit Agreement, grants powers of attorney to the General Partner and makes the consents and waivers contained in the Partnership Agreement. The record holder of a Preferred Depositary Unit, pending admission as a substituted limited partner, has the rights of an assignee of a limited partner (an "Assignee"). An Assignee will become a substituted limited partner in respect of the transferred Preferred Depositary Units upon the approval of the General Partner and the recordation of the name of the Assignee in the books and records of the Partnership. A purchaser or other transferee of Preferred Depositary Units who does not execute and deliver a Transfer Application obtains only (i) the right to transfer the Preferred Depositary Units to a purchaser or other transferee and (ii) the right to transfer the right to seek admission as a substituted limited partner with respect to the Preferred Depositary Units. Thus, a purchaser or transferee of Preferred Depositary Units who does not execute and deliver a Transfer Application will not receive cash distributions, federal income tax allocations or reports furnished to record holders of

Preferred Depositary Units. Whether or not a transferee of Preferred Depositary Units executes a Transfer Application, the transferee, by acceptance of a depositary receipt evidencing the Preferred Depositary Units, is deemed to become a party to the Deposit Agreement and to be bound by its terms and conditions. A transferor of Preferred Depositary Units has a duty to provide its transferee all information which may be necessary to obtain recordation of the transfer of the Preferred Depositary Units, but a transferee of Preferred Depositary Units agrees, by acceptance of a depositary receipt evidencing the Preferred Depositary Units, that its transferor has no duty to cause the execution and delivery of a Transfer Application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a Transfer Application.

WITHDRAWAL OF PREFERRED UNITS

  Upon the written request of a Unitholder for withdrawal of Preferred Units represented by Preferred Depositary Units from deposit and surrender of the Unitholder's depositary receipt or receipts evidencing the Preferred Depositary Units in compliance with the terms of the Deposit Agreement, the Depositary will request from the Partnership and deliver to the Unitholder a certificate representing the Preferred Units. Any charge for withdrawals of Preferred Units represented by Preferred Depositary Units will be borne by the Partnership and not by the Unitholder. Preferred Units withdrawn from the Depositary are not transferable, except by death or operation of law. In order to transfer the Preferred Units so withdrawn, a holder must redeposit the withdrawn Preferred Units with the Depositary by delivering the certificate or certificates evidencing the Preferred Units to the Depositary and requesting a depositary receipt evidencing Preferred Depositary Units representing those Preferred Units, which may then be transferred. Redeposit of withdrawn Preferred Units with the Depositary requires 60 days' advance written notice (except for redeposit by the General Partner or its affiliates, which does not require any prior notice) and is subject to certain other restrictions.

RESIGNATION AND REMOVAL OF DEPOSITARY

  Subject to certain notice provisions, the Depositary may at any time resign or be removed by the General Partner, in which case a qualified successor will be appointed by the General Partner. If no successor depositary is appointed within 30 days after resignation or removal, the General Partner is authorized to act as the depositary until a successor depositary is appointed.

AMENDMENT

  Any provision of the Deposit Agreement, including the form of depositary receipt or Transfer Application, may at any time and from time to time be amended by the General Partner and the Depositary in any respect deemed necessary or desirable by them, without the approval of the Unitholders. However, no amendment to the Deposit Agreement may impair the right of a Unitholder to surrender a depositary receipt and withdraw the Preferred Units represented by the Preferred Depositary Units evidenced thereby. The Depositary will furnish each Unitholder of record and each securities exchange on which the Preferred Depositary Units are listed for trading notice of any material amendment to the Deposit Agreement. Each Unitholder of record at the time any amendment to the Deposit Agreement becomes effective will be deemed, by continuing to hold the Preferred Depositary Units, to consent and agree to the amendment and to be bound by the Deposit Agreement as amended.

  The Depositary will give notice of the imposition of any fee or charge upon the Unitholders or transferees (other than fees and charges provided for in the Deposit Agreement), or any change therein, to each Unitholder of record and each securities exchange on which Preferred Depositary Units are listed for trading. The imposition of any fee or charge, or change therein, will not be effective until the expiration of 90 days after the date of notice, unless it earlier becomes effective in the form of an amendment to the Deposit Agreement effected by the General Partner and the Depositary.

TERMINATION

  The Depositary will terminate the Deposit Agreement, whenever directed to do so by the General Partner, by mailing notice of termination to the record holders of all Preferred Depositary Units then outstanding at least 30 days before the date fixed for termination.

DUTIES AND STATUS OF DEPOSITARY

  The Depositary's duties are essentially ministerial and are set forth in the Deposit Agreement. The Depositary makes no warranties or representations as to the validity or sufficiency of any certificate representing Preferred Units deposited with the Depositary or the underlying interests. In addition to acting as depositary for Preferred Units, the Depositary acts as registrar and transfer agent for depositary receipts evidencing Preferred Depositary Units. The Depositary receives a fee from the Partnership for serving in those capacities. The Partnership will indemnify the Depositary and its agents against all claims that may arise out of acts performed or omitted in respect of Deposit Agreement except for any liability due to any negligent action, negligent failure to act, bad faith or intentional misconduct of the Depositary or one of its agents. All fees charged by the Depositary for transfers of Preferred Depositary Units and withdrawals of Preferred Units represented thereby will be borne by the Partnership and not by the Unitholders except that fees similar to those customarily paid by shareholders for surety bond premiums to replace lost or stolen certificates, taxes or other governmental charges, special charges for services requested by the Unitholders, including redeposit of withdrawn Preferred Units, and other similar fees or charges, will be borne by the affected Unitholder. There is no charge to the Unitholders for disbursements of the Partnership's cash distributions.


                        SUMMARY OF PARTNERSHIP AGREEMENT

  The following is a summary of certain provisions of the Partnership Agreement. Other provisions are described in appropriate sections of this Prospectus. The following summary is qualified in its entirety by reference to the Partnership Agreement and the amendments thereto, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.

ORGANIZATION AND DURATION

  The Partnership is a Delaware limited partnership. The General Partner is the general partner of the Partnership and owns a 1% general partner's interest in the Partnership. The Partnership will dissolve on December 31, 2087, unless sooner dissolved pursuant to the Partnership Agreement.

  All of the business and operations of the Partnership currently are conducted through the Affiliated Partnership. The General Partner is the sole general partner of the Affiliated Partnership, owning a 1% general partner's interest in the Affiliated Partnership, and the Partnership is the sole limited partner of the Affiliated Partnership, owning a 99% limited partner's interest in the Affiliated Partnership. The General Partner has the discretion to create additional operating partnerships, to dissolve the Affiliated Partnership, and to merge the Affiliated Partnership with the Partnership.

PURPOSES, BUSINESS AND MANAGEMENT

  The purpose and business of the Partnership is to own RCs. The General Partner is authorized to perform all acts deemed necessary to carry out the purposes and to conduct the business of the Partnership. The General Partner has the authority to cause the Partnership to issue additional Preferred Depositary Units or other classes or series of limited partners' interests, without the consent of the limited partners of the Partnership. Additional Preferred Depositary Units may be issued to the General Partner or any of its affiliates, subject to certain requirements with respect to the minimum purchase price to be paid therefor. See "Risk Factors -- Issuance of Additional Preferred Depositary Units; Potential Dilution." The terms of any additional securities will be determined by the General Partner at the time of issuance, but the Partnership may not issue additional equity securities having rights, preferences and privileges senior to those of the Preferred Depositary Units. Subject to this limitation, the General Partner also has the authority to cause the Partnership to offer securities in exchange for RCs, to repurchase or otherwise reacquire Preferred Depositary Units or other securities and to borrow money. The General Partner does not expect to make loans to other persons, to invest in the securities of other issuers for the purpose of exercising control or to underwrite the securities of other issuers. No Unitholder may take part in the control of the Partnership or the Affiliated Partnership.

  The authority of the General Partner is limited in certain respects. The General Partner is prohibited, without the prior approval of holders of partnership interests representing more than 50% of the Percentage Interests of all limited partners of the Partnership (a "Majority Interest"), from, among other things: selling or otherwise disposing of all or substantially all of the Partnership's assets in a single transaction, a series of related transactions or a plan of liquidation of the Partnership; causing the Partnership to merge with or into another entity (other than a merger of the Partnership with the Affiliated Partnership); or amending the Partnership Agreement or the partnership agreement of the Affiliated Partnership, except for certain amendments described below under the caption "Amendment of Partnership Agreement." Except as generally described below under the caption "Amendment of Partnership Agreement," any amendment to the Partnership Agreement that materially affects the interests of the preferred limited partners requires the approval of preferred limited partners owning more than 50% of the Preferred Depositary Units and undeposited Preferred Units outstanding.

  The General Partner has agreed to act as the general partner of the Partnership and the Affiliated Partnership through December 31, 1996, after which time the General Partner may withdraw upon 12 months' notice. In addition, the General Partner may withdraw at any time prior to January 1, 1997, with the consent of a Majority Interest (excluding the General Partner and its affiliates). The General Partner may be removed only upon the vote of owners of at least 80% of the aggregate limited partners' interests (including the General Partner and its affiliates). Withdrawal or removal of the General Partner is in all events subject to receipt of an opinion of counsel that the withdrawal or removal, and the selection and admission of a successor general partner, will not result in loss of the limited liability of the limited partners or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes (unless the Partnership is already taxable as a corporation in all material respects). The Management Agreement was amended to provide that Forum Group may be removed as manager of the Properties in certain circumstances upon a vote of 66-2/3% of the holders of Notes, as defined below. In the event of the withdrawal or removal of the General Partner, the Partnership may thereafter be continued if a successor general partner is proposed to and approved by a Majority Interest; otherwise, the Partnership will be dissolved. The withdrawal or removal of the General Partner as general partner of the Partnership will also constitute its withdrawal or removal as general partner of the Affiliated Partnership and the withdrawal or removal of Forum Group as manager of the Partnership's RCs. In the event of the termination of the Management Agreement resulting from the removal or withdrawal of the General Partner from the Partnership or otherwise in accordance with the terms thereof, Forum Group will receive all unpaid management fees for periods prior to the date of termination of the Management Agreement, including without limitation any deferred management fees, together with any reimbursements then due to it under the Management Agreement. See "Risk Factors -- Risks from Deferred Management Fees" and "Cash Distribution Policy -- Distributions from Operations
- -- Distribution Support Through December 31, 1993."

  In the event of removal of the General Partner, the Partnership will acquire the General Partner's interests in the Partnership and the Affiliated Partnership for an amount equal to the fair market value thereof as of the date of removal. The fair market value will be determined by agreement of the General Partner and the successor general partner or, if no agreement is reached, by an independent appraiser selected by the General Partner and the successor general partner (or, if no independent appraiser is agreed upon, by an independent appraiser chosen by agreement of independent appraisers selected by the General Partner and the successor general partner). In the event of withdrawal of the General Partner, the successor general partner will have the option to acquire the General Partner's interests in the Partnership and the Affiliated Partnership for an amount equal to the fair market value thereof as of the date of withdrawal. If that option is not exercised, the General Partner's interests in the Partnership and the Affiliated Partnership will be converted into Preferred Units, according to the combined percentage interest represented by its general partners' interests, and the successor general partner will make a contribution to the capital of the Partnership in an amount that immediately after the contribution equals 1% of the total capital of the Partnership. The General Partner will have certain registration rights as to any Preferred Units so acquired.

  The General Partner may not transfer its general partner's interest in the Partnership or any Affiliated Partnership (except in the case of a transfer to an affiliate or a merger, consolidation or transfer of substantially all its assets as described below) unless (i) a Majority Interest consents to the transfer, (ii) the transferee agrees to maintain net assets in an amount required by the Partnership Agreement so long as it is the general partner in the same manner and to the same extent as the General Partner has agreed to maintain net assets at that level, and (iii) the Partnership receives an opinion of counsel that the transfer will not result in loss of the limited liability of any limited partner or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes (unless the Partnership is already taxable as a corporation in all material respects). The General Partner may transfer its general partners' interests in the Partnership and the Affiliated Partnership to an affiliate, or upon its merger with or consolidation into another entity, or upon the transfer of substantially all of its assets to another entity, provided the transferee assumes the rights and duties of the General Partner as the general partner of the Partnership and the Affiliated Partnership and furnishes an opinion of counsel similar to that described above.

  As a result of the purchase of 6,500,000 Preferred Depositary Units by Forum A/H pursuant to the Recapitalization Agreement, Forum Group beneficially owns 8,440,268 Preferred Depositary Units, or approximately 55.2% of the total number of Preferred Depositary Units outstanding as of the date of this Prospectus. If all of the 5,064,150 Preferred Depositary Units offered hereby are subscribed for and purchased by Eligible Holders, after application of the proceeds thereof as described herein (see "Use of Proceeds"), Forum Group's percentage ownership of the total outstanding Preferred Depositary Units would be approximately 22.1%, the same ownership percentage Forum Group had prior to the transactions provided for in the Recapitalization Agreement. See "The Recapitalization." As a result of such ownership, because there is generally no limitation on the ability of the General Partner or its affiliate to vote on matters submitted to the limited partners in the Partnership, without the approval of Forum Group, the General Partner cannot be removed and the Management Agreement cannot be terminated by vote of the limited partners. Moreover, as a result of its present ownership position, Forum Group generally has the ability to approve transactions requiring the consent of a Majority Interest. Eligible Holders that elect to participate in the Subscription Offering will not be entitled to purchase any portion of the Preferred Depositary Units not subscribed for by Eligible Holders that elect not to participate in the Subscription Offering. Accordingly, Forum Group's percentage ownership of the total outstanding Preferred Depositary Units will exceed 22.1% to the extent that Eligible Holders elect not to participate in the Subscription Offering.

  Each substituted limited partner, and each person who acquires a Preferred Depositary Unit and executes and delivers a Transfer Application with respect thereto, grants the General Partner a power of attorney to execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, the amendment of the Partnership Agreement and the deposit of preferred limited partners' interests with the Depositary, and grants the consents and waivers contained in the Partnership Agreement.

  The Partnership may borrow funds from the General Partner and its affiliates at interest rates which are not less favorable than those the Partnership could obtain from unaffiliated third-party lenders.

ALLOCATION OF PROFITS AND LOSSES

  The Partnership Agreement generally provides that, in determining the rights of the partners among themselves and for financial accounting purposes, items of profit and loss are generally credited or charged, as the case may be, to the partners in accordance with their respective Percentage Interests (except for profits and losses from sales, as described below). In addition, for federal income tax purposes, items of income, gain, loss, deduction and credit, except items of gain and loss from capital transactions, are generally allocated among the partners in accordance with their respective Percentage Interests, except as required to maintain uniformity of tax characteristics among Preferred Depositary Units.

  Profits from a sale will generally be allocated 99% to the limited partners and 1% to the General Partner, except that any profit attributable to a sale giving rise to a distribution of Capital Transaction Proceeds will be allocated in accordance with the provisions relating to distribution of Capital Transaction Proceeds described above. See "Cash Distribution Policy -- Distributions from Sales and Refinancings." Losses from a sale will be allocated 99% to the limited partners and 1% to the General Partner. All profits and losses from sales will be allocated among the limited partners in accordance with their respective Percentage Interests.

  The Partnership's taxable income and loss will generally be determined on an annual basis, apportioned equally among the constituent months and allocated among the partners of record in accordance with their respective Percentage Interests as of the close of business on the last day of the month preceding each constituent month. The primary exception to this general allocation rule relates to items of income, gain, loss and deduction attributable to contributed properties, which items will be allocated in a manner consistent with Section 704(c) of the Internal Revenue Code of 1986, as amended. Upon the issuance of additional limited partners' interests by the Partnership, those items may be reallocated in a manner consistent with such Section 704. See "Federal Income Tax Considerations."

  See "Cash Distribution Policy" for a description of the provisions of the Partnership Agreement with respect to distributions.

STATUS AS A LIMITED PARTNER OR ASSIGNEE

  Except as described under the caption "Limited Liability" below, the Preferred Depositary Units are fully paid, and the Unitholders will not be required to make additional contributions to the capital of the Partnership.

  A transferee of Preferred Depositary Units, in order to be recorded on the books of the Depositary as the record holder of the Preferred Depositary Units, must execute and deliver a Transfer Application. See "Description of Preferred Depositary Units -- Transfer of Preferred Depositary Units" for a more detailed description of the requirements for the transfer of Preferred Depositary Units. The record holder of a Preferred Depositary Unit, pending admission as a substituted limited partner, has the rights of an Assignee. An Assignee is entitled to an interest in the Partnership equivalent to that of a limited partner with respect to allocations and distributions, including liquidating distributions, but without the right to vote directly on Partnership matters and otherwise subject to the limitations under the Delaware Act on the rights of an assignee of a limited partner who has not become a substituted limited partner. The General Partner will vote, and exercise other powers attributable to, the Preferred Depositary Units owned by an Assignee at the written direction of the Assignee. An Assignee will have no other rights of a limited partner.

  As promptly as practicable after the last business day of each month, the Depositary will cause a list of transfers of depositary receipts since the last day of the previous month to be furnished to the General Partner. An Assignee will become a substituted limited partner in respect of the transferred Preferred Depositary Units upon the approval of the General Partner and the recordation of the name of the Assignee in the books and records of the Partnership. A transferee of Preferred Depositary Units who does not execute and deliver a Transfer Application will not be treated as the record holder of the Preferred Depositary Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Preferred Depositary Units unless the Preferred Depositary Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application.

  Preferred Units withdrawn from the Depositary are not transferable (except to the Partnership or the General Partner), except by death or operation of law, unless redeposited with the Depositary. See "Description of Preferred Depositary Units -- Withdrawal of Preferred Units."

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed by the General Partner or 10% in interest of the limited partners. Proposed amendments (other than those described below) must be approved by the General Partner and limited partners owning more than 50% of the Preferred Units then outstanding.

  At least 95% in interest of the limited partners must consent to any amendment unless the Partnership has received an opinion of counsel to the Partnership that the amendment will not result in the loss of the limited liability of the limited partners or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes (unless the Partnership is already taxable as a corporation in all material respects). Any provision of the Partnership Agreement providing for a vote of more than 50% in interest of the limited partners (e.g., provisions relating to removal of the General Partner) may only be amended with the consent of the specified percentage in interest of the limited partners.

  The General Partner may make amendments to the Partnership Agreement without the consent of any limited partner or Assignee if, among other things, the amendments do not materially adversely affect the limited partners, or are necessary or desirable to satisfy any requirement, condition or guideline contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or in any federal or state statute, or are necessary or desirable to implement certain tax related provisions of the Partnership Agreement, or are necessary or desirable to facilitate the trading of the Preferred Depositary Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Preferred Depositary Units are listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the limited partners, or is required or contemplated by the Partnership Agreement.

MEETINGS; VOTING

  Only record holders of Preferred Depositary Units and undeposited Preferred Units on a record date set pursuant to the Partnership Agreement are entitled to notice of, and to vote at, meetings of the limited partners and to act on matters with respect to which consents are solicited.

  The General Partner does not anticipate that it will call any meeting of the limited partners in the foreseeable future. Generally, any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by the percentage in interest of the limited partners necessary to authorize or take the action at a meeting of the limited partners. Meetings of the limited partners may be called by the General Partner or by at least 10% in interest of the limited partners. Limited partners may vote either in person or by proxy at meetings. A Majority Interest represented in person or by proxy will constitute a quorum at a meeting of the limited partners. Except as otherwise expressly provided, the act of limited partners whose Percentage Interest represent a majority of the Percentage Interests entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all limited partners.

  Each limited partner has a vote according to the limited partner's respective Percentage Interest. The Partnership Agreement provides that Preferred Depositary Units held in a nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and the broker (or other nominee) provides otherwise.

  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a limited partner under the terms of the Partnership Agreement will be delivered to the limited partner by the Partnership or by the Depositary at the request of the Partnership. Holders of any undeposited Preferred Units will also receive those notices, demands, requests, reports or proxy materials from the Partnership.

INDEMNIFICATION

  The Partnership Agreement provides that the General Partner and its officers, directors, agents and employees will not be liable to the Partnership or any limited partner for any error in judgment or breach of fiduciary duty that does not constitute (i) a breach of that person's duty of loyalty to the Partnership, as that duty of loyalty may be specified in or modified by the Partnership Agreement, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, or (iii) a transaction from which an improper personal benefit is derived. The Partnership Agreement provides that the Partnership will indemnify the General Partner and its affiliates, directors, officers, employees and agents, to the full extent permitted by law, against liabilities, costs and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation as a result of its status as the general partner of the Partnership or an affiliate, officer, employee or agent of the General Partner where (x) the indemnified person acted in good faith and in a manner it believed in good faith to be in, or not opposed to, the best interests of the Partnership and, with respect to a criminal proceeding, had no reasonable cause to believe its conduct was unlawful and (y) the indemnified person's conduct did not constitute willful misconduct. Any indemnification under these provisions will be limited to the assets of the Partnership. The Partnership is authorized to purchase insurance against liabilities asserted against and expenses incurred by the foregoing persons in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those persons against those liabilities under the provisions described above. The Partnership has purchased such insurance. The Partnership Agreement provides that the Partnership may enter into contracts with the foregoing persons or adopt written procedures pursuant to which arrangements are made for the advancement of expenses, the funding of the Partnership's indemnity obligations and other procedures regarding indemnification as are appropriate. As a result of those provisions, the limited partners have more limited rights against the General Partner and its affiliates than they would have absent the limitations in the Partnership Agreement.

  The General Partner has entered into indemnification agreements with each of its directors. These indemnification agreements provide for, among other things, (i) the indemnification by the General Partner of the indemnified persons thereunder to the extent permitted by Delaware law, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors of the General Partner, of trusts or other funding mechanisms to fund the General Partner's indemnification obligations thereunder. Forum Group has also entered into indemnification agreements with each of the directors of the General Partner. These indemnification agreements provide for, among other things, (i) the indemnification by Forum Group of the indemnified persons thereunder to the extent permitted by Indiana law and Forum Group's Restated Articles of Incorporation, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors of Forum Group, of trusts or other funding mechanisms to fund Forum Group's indemnification obligations thereunder.

LIMITED LIABILITY

  Assuming that a limited partner does not take part in the control of the business of the Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner will, under the Delaware Act, be limited, subject to certain possible exceptions, generally to the amount contributed by the limited partner or the limited partner's predecessor in interest to the capital of the Partnership. Under the Delaware Act, a limited partner may not receive a distribution from the Partnership if, at the time of the distribution and after giving effect thereto, the liabilities of the Partnership (other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of the Partnership) exceed the fair value of the Partnership's net assets (including the fair value of specified property subject to a liability for which the recourse of creditors is limited, but only to the extent that the fair value of such property exceeds such liability). The Delaware Act provides that a limited partner that receives a distribution in violation of the Act is liable to the Partnership for a period of three years after the distribution, for the amount of the distribution if, at the time of the distribution, the limited partner knew such distribution violated the Delaware Act. Under the Delaware Act, an assignee of a limited partner who becomes a substituted limited partner is liable for the obligation of the assignor to restore capital contributions, except that the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a substituted limited partner which could not be ascertained from the Partnership Agreement.

  The Partnership currently conducts business in several states through the Affiliated Partnership in which it is the sole limited partner. Maintenance of limited liability requires compliance with legal requirements of the states in which business is conducted. Limitations on the liability of a limited partner for the obligations of a limited partnership have not clearly been established in many states; accordingly, if it were determined that the right or exercise of the right by the limited partner to remove the general partner, to make certain amendments to the partnership agreement or to take other action pursuant to the partnership agreement constituted "control" of the Affiliated Partnership's business for the purposes of the statutes of any relevant state, the Partnership may be held personally liable for the Affiliated Partnership's obligations. Further, under the laws of certain states, the Partnership might be liable for other amounts, such as the amount of any undistributed profits to which it is entitled, with interest, or for interest on the amount of any capital contributions rightfully returned to it. The Partnership and the Affiliated Partnership will operate in a manner the General Partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners and the Partnership.

  Upon dissolution of the Partnership for any reason (including the withdrawal or removal of the General Partner if no successor general partner is selected), the assets of the Partnership may, in certain instances, be distributed in kind to the limited partners. If a distribution in kind is made, the limited partners receiving the distribution in kind will no longer have limited liability with respect to, and will be required to make arrangements for further operation of, the assets distributed to them and will receive the assets subject to certain operating agreements and liabilities for indebtedness of the Partnership. Disposing of distributed assets or arranging for the operation thereof could be difficult, particularly in view of the large number of persons who could receive undivided interests in the assets in certain events. See
"-- Termination, Dissolution and Liquidation."

BOOKS AND REPORTS

  The General Partner is required to keep or cause to be kept appropriate books of the Partnership's business at the Partnership's principal offices. The books currently are maintained for financial reporting and tax purposes on an accrual basis and the fiscal year of the Partnership currently is the calendar year. A limited partner has the right of access to the Partnership's books at any reasonable time and for any proper purpose reasonably related to the limited partner's interest as a limited partner, but any inspection and copying is at the limited partner's expense. The General Partner nonetheless may keep confidential from the limited partners trade secrets or other information the disclosure of which the General Partner believes in good faith could damage the Partnership or its business or that it must keep confidential under the terms of agreements with third parties.

  As soon as practicable, but in any event not later than 120 days after the close of each fiscal year, the General Partner must cause to be mailed to each limited partner an annual report containing financial statements of the Partnership for the fiscal year, including a balance sheet and statements of income, partners' equity and cash flows. The annual financial statements must be audited by a firm of independent public accountants. As soon as practicable, but in any event not later than 60 days after the close of each fiscal quarter (except the fourth quarter), the General Partner must cause to be mailed to each limited partner a quarterly report containing such financial information for the quarter as the General Partner deems appropriate. Typically, such reports contain unaudited financial statements of the Partnership for the fiscal quarter, including a balance sheet and statements of income. Each annual and quarterly report will also include a statement setting forth (i) any transactions between the Partnership and the General Partner or any affiliate thereof, (ii) the amount of any fees, compensation, income, distributions and other payments paid or accrued to the General Partner or any affiliate thereof, and (iii) a description of any services rendered to the Partnership by the General Partner or any affiliate thereof. The financial information contained in the reports currently are prepared on an accrual basis of accounting.

  The General Partner will use all reasonable efforts to furnish each limited partner information required for tax purposes not later than 90 days after the close of each fiscal year. The information is furnished in summary form so that certain complex calculations normally required of partners can be avoided. The General Partner's ability to furnish summary information to the limited partners depends on the cooperation of the limited partners in supplying certain information to the General Partner.

RIGHT TO INSPECT DEPOSITARY AND PARTNERSHIP BOOKS AND RECORDS

  The Depositary keeps books for the transfer of the Preferred Depositary Units at its corporate office. The books are open at all reasonable times for inspection by the limited partners, provided that the inspection is not for the purpose of communicating with other limited partners regarding a business or object other than the business of the Partnership.

  The Partnership Agreement provides that a limited partner has the right for a proper purpose reasonably related to the limited partner's interest in the Partnership, upon reasonable demand and at its own expense, to have furnished to it (i) a current list of the name and last known address of each limited partner, (ii) copies of the Partnership's tax returns, (iii) information as to the contribution by each partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and restatements thereof, and powers of attorney pursuant to which the same have been executed, and (v) certain other information regarding the affairs of the Partnership as is just and reasonable.

TERMINATION, DISSOLUTION AND LIQUIDATION

  The Partnership will continue until December 31, 2087, unless sooner terminated pursuant to the Partnership Agreement. The Partnership can be dissolved upon the election of the General Partner, if approved by a Majority Interest, by operation of law or, unless a Majority Interest elects to continue the Partnership, by the withdrawal, removal, bankruptcy or dissolution of the General Partner. The right of the limited partners to continue the Partnership upon the withdrawal, removal, bankruptcy or dissolution of the General Partner is subject to selection of a successor general partner and receipt by the Partnership of an opinion of counsel that the selection and continuation will not result in loss of the limited liability of the limited partners or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes (unless the Partnership is already taxable as a corporation in all material respects).

  Upon dissolution, the General Partner or another person authorized to wind up the Partnership's affairs (the "Liquidator") will liquidate the Partnership's assets and apply the proceeds thereof in the order of priority set forth in the Partnership Agreement. The Liquidator may defer liquidation or distribution of the Partnership's assets, or distribute the Partnership's assets to the partners in kind, if it determines that a sale would be impractical or would cause undue loss to the partners.


                       FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of the material federal income tax considerations that a Unitholder who is considering whether to accept the Subscription Privilege should consider. It is impractical to discuss in detail all the possible tax consequences of an investment in the Partnership and its present and contemplated operations, and such consequences may vary depending on an investor's particular circumstances. Furthermore, the discussion does not purport to address all tax consequences applicable to all categories of investors, some of which, such as corporations, tax-exempt entities, trusts or non-U.S. persons, may be subject to special rules. Such investors are urged to consult with their tax advisors regarding the tax consequences of an investment in the Preferred Depositary Units.

  The federal income tax considerations and the opinions of counsel discussed herein are based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury regulations, published interpretations of the Code and regulations by the Internal Revenue Service (the "Service") and existing court decisions, any of which could be changed at any time. Any such change may be retroactive with respect to transactions prior to the date of such changes and could significantly modify the statements made and tax considerations discussed in this Prospectus.

  NO ASSURANCE CAN BE GIVEN THAT EXISTING TAX LAWS WILL NOT BE CHANGED BY LEGISLATION OR JUDICIAL INTERPRETATION, EITHER OF WHICH MAY ADVERSELY AFFECT THE ANTICIPATED TAX CONSEQUENCES OF THE ACQUISITION OF THE PREFERRED DEPOSITARY UNITS OR OF AN INVESTMENT IN THE PARTNERSHIP. THIS SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY BECAUSE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN REAL ESTATE LIMITED PARTNERSHIPS SUCH AS THE PARTNERSHIP ARE OFTEN UNCERTAIN AND COMPLEX, AND THE TAX SITUATIONS OF ALL UNITHOLDERS WILL NOT BE THE SAME.

  The Partnership has received an opinion from Jones, Day, Reavis & Pogue ("Tax Counsel") that, subject to the conditions and qualifications set forth therein, the information in the Prospectus under the captions "Risk Factors -- Federal Income Tax Risks" and "Federal Income Tax Considerations" to the extent that it constitutes matters of law or legal conclusions is correct in all material respects. Except for the specific opinion set forth above, Tax Counsel has not opined as to the probable outcome on the merits of any other issues or matters. The opinions of Tax Counsel are not binding on the Service. Accordingly, no assurance can be given that the conclusions reached in any opinions would be sustained by a court if challenged by the Service.

  EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS PERSONAL TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH INVESTOR'S ELECTION TO PURCHASE PREFERRED DEPOSITARY UNITS.

TAX STATUS OF PARTNERSHIP AND AFFILIATED PARTNERSHIP

  No federal income tax is paid by a partnership as an entity. In determining its income tax (if any), each partner takes into account separately its allocable share (generally as determined by the partnership agreement) of the partnership's income, gains, losses, deductions and credits, whether or not any actual cash distribution is made to the partner during its taxable year.

  Neither the Partnership nor the Affiliated Partnership have sought rulings from the Service that they will be treated for federal income tax purposes as partnerships rather than as associations taxable as corporations. Based upon facts set forth in this Prospectus and on certain representations described below, however, the Partnership has been advised by Tax Counsel that, under existing federal income tax law and regulations, as of the date hereof, the Partnership and the Affiliated Partnership will be treated as partnerships and not as associations taxable as corporations, and that the beneficial owners of Preferred Depositary Units will be treated as partners of the Partnership for federal income tax purposes. To be treated as a partnership for federal income tax purposes, a partnership must lack two or more of the following four relevant corporate characteristics: continuity of life; free transferability of interests; limited liability and centralized management. The Partnership lacks continuity of life because it is subject to a statute (the Delaware Act) that corresponds to the Revised Uniform Limited Partnership Act. The Partnership will also lack limited liability because, based upon a representation by the General Partner, the General Partner has substantial assets (other than its interests in the Partnership and the Affiliated Partnership) which could be reached by a creditor of the Partnership. There can be no assurance, however, that a court or the Service would agree with this representation or the foregoing analysis. The Partnership does not satisfy certain preconditions for obtaining an advance ruling from the Service as to partnership status, and in particular does not meet conditions relating to the net worth of its general partner. Tax Counsel has advised the Partnership, however, that a failure by the Partnership to satisfy those advance ruling guidelines does not necessarily adversely affect the status of the Partnership as a partnership for federal income tax purposes as a matter of law. There can be no assurance, however, that a court would not view failure to satisfy such guidelines as material in analyzing partnership status or that a court would conclude that the General Partner's assets (other than its interests in the Partnership and Affiliated Partnership), which presently consists of approximately $1.1 million in cash and cash equivalent assets, are sufficiently substantial for purposes of the foregoing analysis. Similarly, it is anticipated that Newco will lack continuity of life because it will be subject to a statute (the Delaware Act) that corresponds to the Revised Uniform Limited Partnership Act, and Newco will also lack limited liability because its general partner will have substantial assets (other than its interest in Newco) which could be reached by a creditor of Newco.

The treatment of the Partnership and the Affiliated Partnership as partnerships for federal income tax purposes is dependent upon present law and regulations, which are subject to change, and upon the continuation of certain factual conditions which cannot be assured, including the condition that the general partner of each continues to maintain substantial assets, other than its interests in such partnerships, which could be reached by creditors of the corresponding partnerships, and that the conduct of each partnership will remain in substantial compliance with its partnership agreement and with the Delaware Act. The General Partner (as general partner of the Partnership and general partner or parent of the general partner of Newco) intends to use reasonable efforts to cause the Partnership and Newco to remain in substantial compliance with the Delaware Act and to maintain general partner net worth at a level sufficient to assure that the Partnership and Newco will be treated for federal income tax purposes as partnerships. However, there can be no assurance that the General Partner will be successful in this regard.

  If the Partnership or Newco, as a result of a change in the law or a failure of the factual conditions upon which the opinion of Tax Counsel referred to above is based, including the condition that the general partner continues to maintain substantial assets (other than its interests in the Partnership and Newco) which could be reached by creditors of those partnerships, or for any other reason, were classified as an association taxable as a corporation, the Partnership (except to the extent it were able to qualify prospectively and pass-through ordinary income as a real estate investment trust) or Newco would be required to pay federal income tax at corporate rates on its net income, thereby reducing the amount of any cash available to be distributed by the Partnership or Newco; all items of income, gain, loss, deduction and credit of the Partnership or Newco would be reflected only on its tax returns and would not be passed through to the limited partners in the Partnership; all or part of any distributions made either directly to the limited partners and the General Partner (or by Newco to the Partnership) would be treated as dividends to the extent of the current and accumulated earnings and profits of the Partnership or Newco (except that if the Partnership and Newco were taxed as corporations, partial relief from a double tax on dividends may be available through a "dividends received" deduction); and distributions in excess thereof would be treated as a return of capital to the extent of the recipient's basis, while the remainder would be treated as capital gain (assuming the limited partner's Preferred Units were capital assets). Taxable income resulting from distributions would be treated as portfolio income for purposes of the passive loss limitation rules, and losses from interests in other limited partnerships could not offset that taxable income. See
"-- Passive Activity Losses and Income." Further, the Partnership or Newco would not be entitled to deduct distributions to partners in computing the taxable income of the Partnership or Newco. In addition, if the Partnership or Newco should cease to qualify as a partnership for federal income tax purposes, the change in the partnership's status for tax purposes could be treated by the Service as a taxable event, in which event the limited partners in the Partnership could have a tax liability under circumstances in which they would not receive a cash distribution from the Partnership.

  The Omnibus Budget Reconciliation Act of 1987 provides that certain publicly traded partnerships will be treated as corporations for federal income tax purposes. A grandfather provision delays corporate tax status until 1998 for those publicly traded partnerships in existence prior to December 18, 1987. For an existing partnership to maintain that 10-year exemption, it may not add a "substantial new line of business." Recently issued Treasury regulations define a new line of business as a business activity not closely related to a pre-existing business of the Partnership, and provide guidance as to when a new business is substantial. The General Partner has represented to Tax Counsel that it has not added any new lines of business, and that it does not anticipate any acquisitions of new businesses by the Partnership in the future.

  On January 1, 1998, the Partnership will be treated as transferring all of its assets, including its interest in Newco (subject to liabilities), to a new corporation in exchange for the stock thereof and distributing the stock to the partners in liquidation of their interests in the Partnership. This deemed exchange and liquidation may result in gain being realized by the Partnership to the extent the liabilities of the Partnership (including its share of the liabilities of Newco) exceed the adjusted basis of the Partnership's properties deemed contributed to the newly formed corporation. Any such gain would be allocated to the partners under the Partnership Agreement. See "-- Allocations of Profits or Losses." Moreover, the deemed contribution of the assets of the Partnership to the newly formed corporation will result in a deemed cash distribution to each partner of his share of the liabilities of the Partnership. Such deemed distribution will reduce a partner's basis in his Preferred Units dollar for dollar (but not below zero). See "-- Basis in Preferred Depositary Units" and "-- Cash Distributions." To the extent the amount of cash deemed distributed exceeds the tax basis of a partner's Preferred Units, gain will result. The tax basis that a partner will have in the stock deemed distributed to him will equal the tax basis such partner had in its Preferred Units, as adjusted by the transactions described above. Each partner will, in general, have a holding period for the stock deemed received that includes the holding period of the assets of the Partnership deemed transferred to the newly formed corporation.

TAX CONSEQUENCES OF PREFERRED DEPOSITARY UNIT ISSUANCE

  Generally, a partnership does not recognize any gain or loss upon receipt of property for a partnership interest. In addition, the proceeds from the issuance of Preferred Depositary Units will be used only to redeem an equal number of Preferred Depositary Units held by Forum A/H. Accordingly, it is possible that, notwithstanding the actual structure of the transaction, the issuance of Preferred Depositary Units could be treated for federal income tax purposes as a direct sale of Preferred Depositary Units by Forum A/H to the new purchaser, so that the Partnership is not a party to the transaction.

  It is not anticipated that characterization as a purchase and sale transaction rather than a capital contribution to the Partnership should have material adverse federal income tax consequences to Unitholders, except that if the issuance were treated for federal income tax purposes as a purchase of Preferred Depositary Units from Forum A/H, the resulting change in ownership could, in combination with other transfers in the preceding or following 12 months, including other transactions contemplated in the Recapitalization Agreement, result in or contribute to a termination of the Partnership for federal income tax purposes, with the consequences described in "-- Termination of Partnerships."

BASIS IN PREFERRED DEPOSITARY UNITS

  A limited partner's basis in its partnership interest is relevant, among other things, for determining gain on cash distributions, ability to deduct losses from the partnership and gain or loss on a sale or other disposition of its interest in the partnership. Generally, the tax basis of any limited partner's interest in a partnership is equal to the limited partner's cost, increased generally by the limited partner's proportionate share of partnership income and the limited partners's share of nonrecourse liabilities (if any) to which partnership assets are subject, and reduced (but not below zero) by the limited partner's share of partnership distributions and losses.

  The Service has ruled that a partner has one basis for its entire interest in a partnership. If a partner acquires an additional interest subsequent to its initial investment in a partnership, such as with respect to the acquisition of the Preferred Depositary Units in the Subscription Offering, the amount paid therefor (and any share of nonrecourse liabilities attributable to that interest) will be added to its basis for its entire interest. Upon a sale of a portion of its aggregate interest, the partner is required to allocate its aggregate tax basis between the interest sold and the interest retained by some equitable apportionment method, such as the relative fair market value of those interests on the date of sale. It is not clear whether the Service's ruling applies in the case of a publicly traded limited partnership, such as the Partnership, the interests in which are evidenced by separate registered certificates providing a verifiable means of identifying each separate interest and tracing the purchase price of that interest. As discussed below, possible adverse tax consequences could result by applying the Service's ruling to a sale of Preferred Depositary Units. See "-- Sale or Transfer of Preferred Depositary Units."

  The Nomura Loan has been allocated among the partners in the Partnership in accordance with recently issued Treasury regulations under Section 752 of the Code. Because the Notes provide for no personal liability for any partner of Newco, such Notes should be treated as nonrecourse liabilities for purposes of determining the basis of Unitholders. Assuming that the General Partner and each Unitholder or any affiliates of any of the foregoing do not guarantee, purchase or participate in the Notes, or otherwise assume an "economic risk of loss" for such Notes for purposes of Section 752 of the Code, the Notes should remain nonrecourse liabilities for this purpose. The Treasury regulations under
Section 752 of the Code allocate nonrecourse indebtedness of a partnership to the partners in three tiers. First, such indebtedness is allocated to those partners with a share of partnership minimum gain in accordance therewith and to the extent thereof (see "Allocations of Profits or Losses"). Second, the debt is allocated to the partners based on the amount of taxable gain that would be allocated to the partners under Section 704(c) of the Code if the partnership disposed of the property subject to the nonrecourse debt in full satisfaction of such debt and for no other consideration (see "Allocations of Profits or Losses"). Third, any remaining nonrecourse debt of the partnership is allocated among the partners in accordance with their respective shares of partnership "profits." The Nomura Loan has been allocated solely under the third provision, so that each Unitholder has been allocated a share of the Nomura Loan corresponding to its Percentage Interest.

CASH DISTRIBUTIONS

  Cash distributions from a partnership may be different from partnership income as determined for income tax purposes.

  If the cash distributions to a limited partner by the Partnership in any year (including the limited partner's share of any reduction in nonrecourse liabilities) exceed the limited partner's share of the Partnership's taxable income for that year, the excess will constitute a return of capital to the limited partner to the extent of the limited partner's basis. A return of capital will not be reportable as taxable income by a recipient for federal

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

income tax purposes, but will reduce the tax basis of the recipient's partnership interest (but not below zero). If a limited partner's tax basis in its partnership interest is reduced to zero, its share of any subsequent cash distributions for any year (including its share of any reduction in nonrecourse liabilities) in excess of its share of Partnership taxable income will be taxable to the limited partner as though the excess were a gain on the sale or exchange of its partnership interest. A decrease in a limited partner's proportionate share of nonrecourse liabilities is treated for tax purposes as though the decrease were a cash distribution.

FORMATION OF NEWCO

  To consummate the Nomura Loan, assets held by former affiliated partnerships were contributed to Newco following the merger or consolidation of the Partnership and the then-existing affiliated partnerships. Tax Counsel believes that the transfers of assets required by the Nomura Loan Agreement should be treated for federal income tax purposes as a merger of the former affiliated partnerships with Newco. In such a merger, all partnerships except the one having the largest dollar value of assets will be treated as contributing their assets to the surviving partnership in return for interests therein, and then terminating and distributing their assets (the partnership interests in the surviving partnership) to their partners (the General Partner and the Partnership). It is the position of the Service that the liabilities of the partnerships in a merger must be reallocated at each stage of this analysis (e.g., after the deemed contributions to the surviving partnership but before the deemed distribution of interests therein). Such a reallocation of liabilities could, to the extent one or more of the partnerships involved is considered to have been relieved of liabilities, give rise to a deemed cash distribution. Such a deemed cash distribution could in turn give rise to taxable gain to the extent it exceeds the basis of the non-surviving partnership in the surviving partnership. The transfers discussed in this paragraph would, in the Service's view, give rise to reallocations of liabilities, but there are material uncertainties in the application of the law to the particular facts of such transfers. Based on present information and assumptions concerning the Nomura Loan, however, the General Partner does not anticipate any material adverse federal income tax consequences to the Unitholders as a result of these transfers of assets. Because of uncertainties in the application of the law, however, there can be no assurance that the Service or a court would reach the same result.

AT RISK LIMITATIONS

  A Unitholder may not deduct from taxable income its share of the Partnership's losses to the extent that those losses exceed the lesser of (i) the adjusted tax basis of its Preferred Depositary Units at the end of the Partnership's taxable year in which the loss occurs and (ii) the amount the Unitholder is considered "at risk" under Section 465 of the Code at the end of the year. In general, a Unitholder is initially "at risk" to the extent of the amount of cash paid for its Preferred Depositary Units. A Unitholder's "at risk" amount increases or decreases as its adjusted basis in its Preferred Units increases or decreases, except for increases or decreases attributable to changes in the Unitholder's share of partnership liabilities for which the Unitholder is not liable other than nonrecourse financing secured by real property used in the activity and made by certain persons engaged in the business of lending money. Although the matter is not free from doubt, the General Partner anticipates that the Nomura Loan will constitute such a liability. The "at risk" rules as applied to the Partnership are effective for property placed in service after December 31, 1986, and for losses attributable to a Partnership interest acquired after December 31, 1986. Losses disallowed to a Unitholder as a result of these limitations will carry forward and will be allowable to the Unitholder to the extent that its adjusted basis or "at risk" amount (whichever was the limiting factor) is increased. The "at risk" limitation applies to an individual Unitholder, a shareholder of a corporate Unitholder that is an electing S corporation and a corporate Unitholder if 50% or more of the value of its stock is owned directly or indirectly by five or fewer individuals.

PASSIVE ACTIVITY LOSSES AND INCOME

  Section 469 of the Code provides that losses of certain taxpayers from passive activities are generally allowed only to the extent of the taxpayer's income from passive activities. Any excess passive losses are suspended until future years. Passive losses from a publicly traded partnership, however, will be allowed only to the extent of income from passive activities of that particular publicly traded partnership. It is expected that any losses allocable to holders of Preferred Depositary Units (other than Forum Group and its affiliates) will be passive losses, either because such losses are derived from rental activities or because such holders will not materially participate with respect to such activities. Thus any losses allocable to such a holder of Preferred Depositary Units can be utilized only to offset income of the Partnership in future years. If a holder disposes of his entire interest in the Partnership in a fully taxable transaction with an unrelated party, however, any suspended passive losses will be available to offset other types of income.

  Section 469 of the Code does not clearly address the treatment of net income from a passive activity of a publicly traded partnership. Based upon the statutory language, it could be argued that such income is passive income which can be offset by passive losses from any other activity. In Notice 88-75, the Service stated that a taxpayer's net income from such a passive activity was not passive income, and that future regulations would provide that such income would be treated as investment income for purposes of Section 163(d) of the Code. Until such regulations are published, Notice 88-75 provides for the treatment as investment income of a portion of the taxpayer's gross income from a publicly traded partnership passive activity equal to such taxpayer's net income from the activity (net of expenses outside the partnership, such as interest, which are properly allocable to such activity). The passive activity rules described above apply to individuals, estates, trusts and certain closely held corporations, and are applied after application of the basis and at risk limitations.

LIMITATIONS ON INVESTMENT INTEREST DEDUCTIONS

  The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The Service has indicated that a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) a partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Preferred Depositary Unit to the extent attributable to portfolio income of the Partnership. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

ALLOCATIONS OF PROFITS OR LOSSES

  In general, profits and losses are allocated in accordance with the Percentage Interests of the General Partner and the limited partners in the Partnership. However, as discussed in greater detail below, the General Partner is empowered by the Partnership Agreement to make special allocations of various Partnership tax items other than in accordance with the Percentage Interests when, in the judgment of the General Partner, special allocations are necessary to comply with applicable provisions of the Code and the Treasury regulations or, to the extent permissible under the Code and the Treasury regulations, to insure, to the extent possible, that all Preferred Depositary Units have identical tax attributes.

  Under Section 704(b) of the Code, a special allocation of income, gain, loss, deduction or credit (or an item thereof) of a partnership to a partner will not be given effect for federal income tax purposes unless the allocation has "substantial economic effect." If the allocation does not have "substantial economic effect," a partner's distributive share will be recomputed on the basis of the partner's interest in the partnership, taking into account all facts and circumstances. Generally, an allocation has substantial economic effect if it affects the partners' shares of total partnership income or loss independent of tax consequences.

  Final Treasury regulations under Section 704(b) of the Code (the "Section 704(b) Regulations") delineate the circumstances under which the Service will view partnership allocations as having "economic effect" and as being "substantial." Generally, in order for an allocation to have "economic effect" under the Section 704(b) Regulations (i) the allocation must be reflected as an appropriate increase or decrease in each partner's capital account, (ii) the capital accounts must be maintained in accordance with the Section 704(b) Regulations,

(iii) liquidation proceeds must, throughout the term of the partnership, be distributable in accordance with the partners' positive capital account balances, and (iv) any partner with a deficit in its capital account following the distribution of liquidation proceeds must be required to restore the amount of the deficit to the partnership, which amount shall be distributed to partners in accordance with their positive capital account balances or paid to creditors. Under an alternate test for economic effect, the requirement that there exist an obligation to restore deficit capital accounts is waived if (a) the agreement contains a "qualified income offset" provision and (b) the allocation does not cause or increase a deficit balance in a partner's specially adjusted capital account (adjusted for certain reasonably anticipated future distributions, among other adjustments) as of the end of the partnership's taxable year to which the allocation relates. A qualified income offset requires that in the event of any unexpected distribution (or specified adjustments or allocations) there must be an allocation of income or gain to the distributee that eliminates the resulting capital account deficit as quickly as possible. The Partnership Agreement contains a qualified income offset provision at Section 5.2(c) thereof.

  The Section 704(b) Regulations permit the partners' capital accounts to be increased or decreased to reflect the revaluation of partnership property (at fair market value) on the partnership's books if the adjustments are made principally for a substantial non-tax business purpose in connection with a contribution or distribution of money or other property (other than a de minimis amount) as consideration for the acquisition or relinquishment of an interest in the partnership. However, crediting a partner's book capital account with a property's fair market value may create a disparity between the partner's book capital account and its "tax" capital account (a "Book-Tax Disparity"), because the tax capital account reflects only recognized tax consequences (i.e., it reflects only the basis rather than the value of contributed property). A Book-Tax Disparity exists because the partner has been given credit for specific economic consequences, through the amount recorded in its book capital account, but has not recognized the corresponding tax consequences. The role of the principles of Section 704(c) of the Code is to eliminate Book-Tax Disparities through allocations that cause the partner whose book capital account reflects built-in gain or loss to bear the tax burden or receive the tax benefit corresponding thereto. One of the fundamental concepts underlying the Section 704(b) Regulations is that the partners' distributive shares of all book items are governed by Section 704(b) of the Code; once the appropriate book treatment has been determined, the principles of Section 704(c) of the Code govern the partners' distributive shares of all tax items attributable to property that reflects a Book-Tax Disparity, and Section 704(b) of the Code governs all other distributive shares of tax items.

  In general, deductions and credits associated with nonrecourse debt must be allocated in accordance with the partners' interests in the partnership. The amount of nonrecourse deductions for a partnership taxable year equals the net increase, if any, in the amount of partnership "minimum gain" during that taxable year. In general, partnership minimum gain is determined by computing, with respect to each nonrecourse liability of the partnership (other than a nonrecourse liability payable to a partner), the amount of gain, if any, that the partnership would realize for tax purposes by disposing of the partnership property (subject to the liability) in a taxable transaction in full satisfaction of the liability. If, however, partnership property subject to one or more nonrecourse liabilities of the partnership is properly reflected on the books of the partnership at a book value that differs from the adjusted tax basis of the property, the book value, rather than the adjusted tax basis, of the partnership property will be used to compute the minimum gain.

  Pursuant to the Section 704(b) Regulations, nonrecourse deductions will be deemed to be made in accordance with the partners' interests in the partnership if, in part, the partnership agreement provides that allocations of nonrecourse deductions are made in a manner that is reasonably consistent with allocations, which have substantial economic effect, of some other significant partnership item attributable to partnership property securing the nonrecourse liabilities (other than minimum gain recognized by the partnership). In addition, the partnership agreement must contain a "minimum gain chargeback" provision. In general, a partnership agreement contains a minimum gain chargeback provision if it provides that, if there is a net decrease in partnership minimum gain during a partnership taxable year, each partner must be allocated, prior to any other allocations of partnership items under Section 704(b) of the Code, items of income and gain for the year (and, if necessary, subsequent years) equal to such partner's share of the decrease in partnership minimum gain, subject to limited exceptions.

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

  A special allocation must not only have economic effect to be respected, but the economic effect also must be "substantial." The economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. In general, the economic effect of an allocation is not substantial if at the time the allocation becomes part of the partnership agreement (i) the after-tax economic consequences to at least one partner may, in present value terms, be enhanced compared to those consequences if the allocation were not contained in the partnership agreement and (ii) there is a strong likelihood that the after-tax economic consequences to no partner will, in present value terms, be substantially diminished compared to those consequences if the allocation were not contained in the partnership agreement.

  The manner of allocating items of income, gain, loss, deduction and credit for both book and federal income tax purposes is set forth in the Partnership Agreement. In general, the Partnership's income, gains, losses, deductions and credits are allocated pursuant to the Partnership Agreement among the limited partners in accordance with their Percentage Interests (pro rata). The Partnership Agreement provides, for both book and federal income tax purposes, certain special allocations of income and gain for the qualified income offset and minimum gain chargeback provisions (discussed above). In addition, the Partnership Agreement authorizes, for both book and federal income tax purposes, special allocations of income and deductions and other methods to preserve the uniformity among all Preferred Depositary Units. See "-- Uniformity of Preferred Depositary Units." The Partnership Agreement further provides solely for federal income tax purposes special allocations of (i) income, gain, loss and deduction attributable to properties contributed to the Partnership in exchange for Preferred Depositary Units ("Contributed Property"), (ii) income, gain, loss and deduction attributable to Partnership properties where the Partnership has adjusted the book value of the properties upon the Partnership's issuance of additional Preferred Units to reflect unrealized appreciation or depreciation in value from the later of the Partnership's acquisition date of the properties or the date of the most recent issuance of Preferred Depositary Units ("Adjusted Property"), and (iii) recapture income resulting from the sale or disposition of Partnership assets ("Recapture Income").

  With respect to Contributed Property, the Partnership Agreement provides that, for federal income tax purposes, items of income, gain, loss and deduction shall first be allocated among the partners in a manner consistent with Section 704(c) of the Code. Pursuant to Section 704(c) of the Code, items of income, gain, loss and deduction with respect to Contributed Property are to be shared among the partners (pursuant to Treasury regulations not yet issued in final form) so as to take account of the differences between the Partnership's basis for the property and the fair market value of the property at the time of the contribution. In addition, the Partnership Agreement provides that items of income, gain, loss and deduction attributable to Adjusted Property shall be allocated for federal income tax purposes in accordance with Section 704(c) principles. The purpose of those allocations is to eliminate the Book-Tax Disparities attributable to any Contributed Property or Adjusted Property. The General Partner will continue to administer these allocations to result, to the extent possible, in a Unitholder having a share of the Partnership's basis in Contributed Property or Adjusted Property equivalent to that which the Unitholder would have had if it had purchased a direct interest in the property (taking into account any Section 743(b) adjustment attributable to the property, as described below).

  As discussed above, allocations under Section 704(c) of the Code are required in order to reflect any unrealized gain or loss inherent in property contributed to a partnership by a partner. These allocations may require the allocation of depreciation deductions from the contributed property away from the contributing partner where there is unrealized gain. If the actual depreciation deductions available to the partnership with respect to the property are insufficient fully to eliminate the Book-Tax Disparity, the so-called "ceiling rule" limits the depreciation allocable to that actually realized by the partnership. This rule can prevent the full elimination of Book-Tax Disparities and can result in less depreciation being allocated to a non-contributing partner than its share of book depreciation. A similar rule applies with respect to Adjusted Property.

  With regard to Contributed Property or Adjusted Property, the Partnership seeks to correct ceiling rule problems by making allocations of gross income to the contributing partner (or, in the case of Adjusted Property, to the non-contributing partner) pursuant to Section 704(c) of the Code, which will completely eliminate Book-Tax Disparities and will give the non-contributing partners the equivalent of depreciation deductions equal to book depreciation. Under Proposed Treasury regulations issued on December 24, 1992, partnerships would generally be permitted to eliminate Book-Tax Disparities using any reasonable method which is consistent with the purposes of Section 704(c). In addition to this general rule of reasonableness, three methods are identified as reasonable, one of which permits use of reasonable curative allocations. If the Proposed Treasury regulations were to be adopted as final and were to apply to the Partnership, it is not completely clear whether the curative allocations provided for in the Partnership Agreement are reasonable curative allocations under these standards.

  The Partnership Agreement also requires that gain from the sale of Partnership properties characterized as Recapture Income will be allocated (to the extent the allocation does not alter the allocation of gain otherwise provided for in the Partnership Agreement) among the partners (or their successors) in the same manner in which the partners are allocated the deductions giving rise to the Recapture Income. The Section 704(b) Regulations and Sections 1.1245-1(e) and 1.1250-1(f) of the Treasury regulations tend to support a special allocation of Recapture Income. However, those regulations do not specifically address a special allocation based on the allocation of the deductions giving rise to the Recapture Income as stated in the Partnership Agreement. Therefore, it is not clear that the allocation of Recapture Income will be given effect for federal income tax purposes. If it is not, Recapture Income will be allocated to all limited partners and the General Partner.

  The Partnership Agreement does not require the limited partners to restore any deficit balance in their capital accounts upon liquidation of the Partnership. However, the Partnership Agreement contains "minimum gain chargeback" and "qualified income offset" provisions which, to some extent, substitute for the restoration of negative capital accounts. Pursuant to the Partnership Agreement, taxable income and gain will be allocated in a manner consistent with allocations of book income and gain associated with the minimum gain chargeback and qualified income offset provisions. The Section 704(b) Regulations permit a qualified income offset as included in the Partnership Agreement as a limited deficit makeup and a minimum gain chargeback provision.

  Tax Counsel is unable to provide any assurance that the allocations meet the standards of the Section 704(b) Regulations because, among other reasons, of the allocations that may be made to preserve uniformity among Preferred Depositary Units. However, the General Partner believes that the allocations are reasonable under the circumstances of a publicly traded partnership such as the Partnership.

DEPRECIATION

  The Section 754 election permits a purchaser of the Preferred Depositary Units (including the Preferred Depositary Units offered hereby) to adjust the basis in the Partnership's properties pursuant to Section 743(b) of the Code to reflect the price at which the Units are purchased as if the purchaser had acquired a direct interest in the Partnership's assets. See "-- Section 754 Election."
The Section 743(b) adjustment is attributed solely to the purchaser of Preferred Depositary Units and is not added to the basis of Partnership assets associated with all the limited partners (the common basis). Proposed Regulation Section 1.168-2(n) requires that a Section 743(b) adjustment to the basis of the Partnership's depreciable assets be depreciated as if the adjustment were newly acquired recovery property placed in service when the transfer occurs. Thus, under that provision, the depreciation method and useful lives associated with the Section 743(b) adjustment may differ from the method and useful lives generally used to depreciate the Partnership's common basis in those properties. The differing depreciation methods and useful lives will likely result in different tax consequences to holders and subsequent purchasers of Preferred Depositary Units. See "-- Allocations of Profits or Losses." The Partnership Agreement provides that if, based on the advice of counsel, the General Partner determines that there is a reasonable and meritorious reporting position to depreciate a Section 743(b) adjustment (or some portion thereof) using a rate determined under the same depreciation method and useful life as is applied to the common basis attributable to a depreciable property, such a method may be adopted. The General Partner has adopted such a reporting position in the Partnership's tax returns, despite its inconsistency with Proposed Regulation
Section 1.168-2(n).

  As described above, to preserve the uniformity of the Preferred Depositary Units, the General Partner has the authority under the Partnership Agreement to make special allocations of items of income or deductions. In addition, if the above-described reporting position is not available, the General Partner also has the authority to apply the same depreciation method and life to the common basis of a Partnership asset as is applied to the Section 743(b) adjustment attributable to that asset to preserve the uniformity of Preferred Depositary Units provided that the utilization of this convention does not have a material adverse effect on the limited partners (including any holder of Preferred Depositary Units issued by the Partnership after the Subscription Offering). If the General Partner uses this depreciation convention method, it may result in lower depreciation expense otherwise allowable to certain limited partners and risk the loss of depreciation deductions not taken in the year those deductions are otherwise allowable. Tax Counsel is unable to provide any assurance as to the availability of this convention or as to the impact on a Unitholder. See "-- Uniformity of Preferred Depositary Units."

SALE OR FORECLOSURE OF PARTNERSHIP PROPERTIES

  Upon the sale of any of the RCs by Newco or of any Partnership properties, taxable income will be recognized to the extent that the amount realized from the sale (which will include the then-unpaid balance of any mortgage on the property to the extent that the acquiring party assumes, or takes subject to, the mortgage even though no cash would actually be received with respect thereto) exceeds the adjusted tax basis of the property. Any profit or loss which may be realized by the Partnership or the Affiliated Partnership on a sale or other disposition will be treated as long-term or short-term capital gain or loss (except to the extent that the profit represents depreciation recapture taxable as ordinary income), unless it is determined that (i) the assets sold constitute stock in trade, inventory or property held primarily for sale to customers in the ordinary course of the seller's trade or business or (ii) the assets sold constitute "Section 1231 assets" i.e., real property and depreciable assets used in a trade or business and held longer than one year. The RCs should constitute Section 1231 assets. If the assets constitute Section 1231 assets, a Unitholder's proportionate share of gains or losses from the sale of the assets will be combined with any other Section 1231 gains or losses recognized by it in that year and its net Section 1231 gain or loss will be taxed as capital gain or constitute ordinary loss, as the case may be. However, net Section 1231 gain will be treated as ordinary income to the extent of unrecaptured net Section 1231 losses for the five most recent prior years. In general, an involuntary transfer (such as a disposition arising out of a mortgage foreclosure) of the Partnership's or the Affiliated Partnership's property will have the same effect as a sale.

TERMINATION OF PARTNERSHIPS

  Under Section 708(b) of the Code, if at any time no part of the business of a partnership continues to be carried on by any of its partners in a partnership, or if within a 12-month period there is a sale or exchange of 50% or more of the total interest in the partnership's capital and profits, a termination of the partnership will occur, and the taxable year of the partnership will end. In the case of such a sale or exchange, the properties of the partnership will be treated as distributed to the partners and, following the deemed distribution, contribution of the same properties, in the form of undivided interests, will be deemed to be made to a new partnership. Such a recontribution will cause a Book-Tax Disparity with regard to each Unitholder. The amount of this disparity with respect to any Unitholder will depend on the Unitholder's tax basis in his interest in the Partnership at the time of the termination. The closer the tax basis on a per unit basis is to the fair market value of a Preferred Depositary Unit, the smaller the Book-Tax Disparity will be. Differing Book-Tax
Disparities could cause the Preferred Depositary Units to cease to be uniform since, among other reasons, Section 704(c) of the Code generally requires that allocations of tax items of a partnership be made in a manner that reduces the Book-Tax Disparity. Thus, different Preferred Depositary Units may receive different tax allocations. See "Allocations of Profits or Losses." Among the other tax consequences arising from a termination, (i) the Partnership's properties will have a different basis which will, in the aggregate, equal the aggregate bases of all Partnership interests, (ii) the Partnership may have to depreciate the property over a newly determined and generally longer recovery period resulting in smaller depreciation deductions, and (iii) the Partnership's taxable year will close, resulting in a potential "bunching" of income for partners with a taxable year different from the Partnership. In addition, investment tax credit recapture may result. Finally, a termination could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted prior to the termination but previously not applicable to the Partnership or their assets because of protective "transitional" rules. A termination of the Partnership will cause a termination of the Affiliated Partnership.

  As discussed above, if the issuance of Preferred Depositary Units pursuant to the Subscription Offering is treated as a sale of such units by Forum A/H for federal income tax purposes, such issuance could result in a termination of the Partnership. See "-- Tax Consequences of Preferred Depositary Unit Issuance."

SALE OR TRANSFER OF PREFERRED DEPOSITARY UNITS

  General. Upon a sale of its Preferred Depositary Units, a Unitholder will recognize gain or loss equal to the difference between (i) the proceeds of the sale plus the Unitholder's proportionate share of the Partnership's nonrecourse liabilities, if any (including the Partnership's proportionate share of nonrecourse indebtedness to which the property of the Affiliated Partnership is subject), and (ii) the Unitholder's tax basis in such Preferred Depositary Units. Gain or loss recognized on a sale of a Preferred Depositary Unit by a Unitholder who does not hold the Preferred Depositary Unit as a "dealer" and who has held the Preferred Depositary Unit for more than one year will generally be long-term capital gain or loss, as the case may be, except that the portion of the selling Unitholder's gain allocable to "substantially appreciated inventory items" and "unrealized receivables" of the Partnership (or Newco) as defined in
Section 751 of the Code will be treated as ordinary income. Included in "unrealized receivables" is depreciation recapture determined as if the selling Unitholder's proportionate share of all of the Partnership's (or Newco's) properties had been sold at that time for fair market value. If a Unitholder's tax basis, before taking into account its share of any nonrecourse mortgage loans, has been decreased below the price paid for the Preferred Depositary Unit by tax deductions and cash distributions, a Unitholder's tax liability could exceed the cash proceeds of a sale.

  In general, upon the death of a Unitholder, neither the decedent nor the decedent's estate will recognize any gain or loss. Generally, no gain or loss is recognized for federal income tax purposes as a result of a gift of property. However, a gift of Preferred Depositary Units will generally result in federal income tax liability for a limited partner if and to the extent that its proportionate share of nonrecourse liabilities (including a proportionate share of a subsidiary partnership liabilities) exceeds its adjusted basis in the donated Preferred Depositary Units.

  The Code requires each person who transfers an interest in a partnership (such as the Partnership) possessing "unrealized receivables" or "substantially appreciated inventory items" (within the meaning of Section 751 of the Code) to report the transfer, together with certain information relating thereto, to the partnership. If so notified, the partnership must report the identity of the transferor and transferee to the Service, together with other information described in regulations issued by the Treasury Department. Failure by a partner to report a transfer covered by this provision may result in a penalty of $50 per occurrence.

  The Service has ruled that a partner must maintain an aggregate adjusted tax basis in a single partnership interest (consisting of all interests acquired in separate transactions). Upon a sale of a portion of the aggregate interest, the partner is required to allocate its aggregate tax basis between the interest sold and the interest retained by some equitable apportionment method. (The ruling apportioned the aggregate tax basis based on the relative fair market values of the interests on the date of sale.) If applicable, the aggregation of tax basis for all Preferred Depositary Units of a Unitholder effectively prohibits the Unitholder from choosing among Preferred Depositary Units with varying amounts of inherent gain or loss to control the timing of the recognition of the inherent gain or loss. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of the Preferred Depositary Units. The ruling does not address (i) whether this aggregation concept results in the tacking of the holding period of earlier purchased Preferred Depositary Units on the holding period of more recently acquired Preferred Depositary Units and (ii) whether the ruling applies to publicly traded limited partnerships such as the Partnership, the interests in which are evidenced by separate registered certificates providing a verifiable means of identifying each separate interest and tracing the purchase price of the interest. See "-- Basis in Preferred Depositary Units." A Unitholder considering the purchase of additional Preferred Depositary Units should consult its own tax advisor as to the possible consequences of this ruling.

  Transferor/Transferee Allocations. The Partnership Agreement requires that the Partnership's taxable income and losses be determined on an annual basis, apportioned equally among the constituted months, and allocated among the partners of record in accordance with their respective Percentage Interests as of the close of business on the last day of the month preceding each constituent month. Thus, in the case of a sale or transfer of a Preferred Depositary Unit, the transferor will be allocated taxable income and losses deemed to accrue during the month of the transfer, and the transferee will be allocated taxable income and losses deemed to accrue during the month following the month of the transfer and thereafter. Therefore, taxable income or loss may be allocated to some extent to a Unitholder even though the Unitholder did not own the Preferred Units at the time the income or loss was actually realized by the Partnership. If the Preferred Depositary Units are treated as purchased from Forum A/H by the Unitholders for federal income tax purposes, taxable income and losses will be allocated between the Unitholders acquiring Preferred Depositary Units and Forum A/H in accordance with these rules.

  Code Section 706 generally requires that items of partnership income and deduction be allocated among transferors and transferees of partnership interests (as well as among partners whose partnership interests otherwise vary during a taxable period) on a daily basis. The Partnership's proposed allocation method will not literally comply with this requirement. However, the legislative history under the Code indicates that monthly and semimonthly conventions may be permitted by regulations in nonabusive situations. Although the legislative history does not appear to prohibit or otherwise restrict the use of a monthly or semimonthly convention in conjunction with the proration method of allocation, a Service release issued in anticipation of regulations on transferor/ transferee allocations states that partnerships that use the proration method will be required to use a daily convention.

  In the event a monthly convention is not allowed by the regulations (or only applies to transfers of less than all of a partner's interest), the Service may contend that taxable income or losses of the Partnership must be reallocated among the partners. If the Service were to sustain any such contention, the Unitholders' respective tax liabilities would be adjusted to the possible detriment of certain Unitholders. The General Partner is authorized to revise the Partnership's method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to comply with any future regulations.

  The Code also addresses application of transferor/transferee allocation rules in the context of a change in a partner's interest in a "parent" partnership that holds an interest in a "subsidiary" partnership (as in the case of the Partnership and the Affiliated Partnership). The Code provides that in the event of such a change in interest, the items of the subsidiary partnership are to be allocated among the partners of the parent partnership by (i) assigning the appropriate portion of each item to the appropriate day in the parent partnership's taxable year and (ii) allocating the items assigned to each day among the partners of the parent partnership based on their interest in that partnership as of the close of that day. The Partnership's share of items of taxable income and loss of a subsidiary partnership will be prorated among the partners on a monthly basis. However, the General Partner is authorized to revise this method of allocation if it determines it is necessary to comply with the Code or otherwise is in the best interests of the Partnership.

UNIFORMITY OF PREFERRED DEPOSITARY UNITS

  Allocations may be required to preserve uniformity among all Preferred Depositary Units, including Preferred Depositary Units issued subsequent to the Subscription Offering. A lack of uniformity could result from a literal application of Proposed Regulation Section 1.168-2(n). See "-- Depreciation" and "-- Allocation of Profits or Losses." In addition, a lack of uniformity could arise upon a subsequent offering of Preferred Depositary Units by the Partnership as a result of certain limitations imposed under Section 704(c) principles on allocations designed to eliminate Book-Tax Disparities attributable to Adjusted Properties. See "-- Allocations of Profits or Losses." Book-Tax Disparities may arise as a result of a termination of the Partnership under Section 708 of the Code. See "-- Tax Consequences of Preferred Depositary Unit Issuance" and "-- Termination of Partnerships." A lack of uniformity in the tax characteristics of the Preferred Depositary Units could have a negative impact on their value.

  The General Partner has the authority under the Partnership Agreement to make special allocations of items of income and deductions in a manner that will preserve the uniformity among all Preferred Depositary Units, including any Preferred Depositary Units subsequently issued by the Partnership so long as the allocations are consistent with and supportable under the principles of Section 704 of the Code and do not have a material adverse impact on the limited partners. That authority also applies upon a termination of the Partnership pursuant to Section 708(b)(1)(B) of the Code. The special allocations may be made for both book and federal income tax purposes or solely for federal income tax purposes. Allocations made by the General Partner to preserve uniformity of Preferred Depositary Units since such allocations may not technically comply with Section 704(c) of the Code. See "-- Allocations of Profits or Losses." If the General Partner determines, based upon advice of counsel, that no reasonable allowable allocations, conventions or other methods are available to preserve the uniformity of Preferred Depositary Units or the General Partner in its discretion so elects, to the extent possible, the Preferred Depositary Units will be separately identified as distinct classes to reflect differences in tax consequences.

POSSIBLE FEDERAL INCOME TAX LIABILITIES IN EXCESS OF CASH DISTRIBUTIONS

  Depending on the circumstances existing in a particular year, taxable income allocable to the limited partners, and the resulting tax liability, may exceed cash distributions to the limited partners from operations. In addition, a limited partner's tax liability upon the sale or other disposition of a real property investment (including by reason of a sale or other disposition of a Preferred Depositary Unit) by the Partnership or Newco may exceed the limited partner's share of the cash proceeds, if any, from the disposition. Further, a limited partner's tax liability could exceed the actual cash proceeds of a sale of its Preferred Depositary Units if the limited partner's tax basis, before taking into account its share of the Partnership's liabilities, has been decreased below the price it paid for its Preferred Depositary Units by tax deductions and cash distributions.

  To the extent that tax liabilities arising from investment in the Partnership exceed cash distributions from the Partnership, cash proceeds from the sale or disposition of the Partnership's investments or cash proceeds from the transfer of Preferred Depositary Units, the excess would give rise to an out-of-pocket tax payment by a limited partner. See "-- Cash Distributions," "-- Sale or Foreclosure of Partnership Properties" and "-- Sale or Transfer of Preferred Depositary Units."

SECTION 754 ELECTION

  The Partnership has made the election permitted by Section 754 of the Code to adjust the basis of Partnership property upon the sale or exchange of a Preferred Depositary Unit. The effect of the election is that, with respect to the transferee of Preferred Depositary Units only, the basis of the Partnership's property is increased or decreased by the difference between the transferee's basis in its Preferred Depositary Units and its proportionate share of the Partnership's adjusted basis for all of the Partnership's property. Any increase or decrease resulting from this adjustment is allocable among the Partnership's assets in accordance with rules established under the Code. After this adjustment has been made, the transferee's share of the adjusted basis of the Partnership's property is equal to the adjusted basis of its Preferred Depositary Units. These basis adjustments will affect depreciation deductions as discussed under "-- Depreciation."

  The Partnership has adopted the following procedures for calculating the adjustments resulting from a Section 754 election:

         (i) The General Partner treats transfers of Preferred Depositary Units as taxable transfers, unless notified otherwise. The General Partner makes precise adjustments under Section 754 if the transferee furnishes the purchase price for its Preferred Depositary Units to the General Partner; otherwise the General Partner assumes that the transferee paid a price equal to the lowest price at which Preferred Depositary Units traded during the month in which the transfer occurred;

        (ii) For purposes of computing depreciation and gain or loss, purchase prices are allocated among the Partnership's assets based on the relative fair market value of each, taking into consideration the principles for which
  Section 743 was enacted; and

       (iii) The General Partner adopts certain conventions and assumptions which it deems reasonable in the circumstances.

There is a risk that the Service might challenge the methods used by the Partnership and require the Unitholders to adjust their allocated share of deductions and gain or loss from the Partnership's operations, with a resulting increase in the share of income or reduction in the share of deductions, which change could be material. A termination of the Partnership under Section 708 of the Code would nullify the 754 elections made, and the Partnership would be required to make a new Section 754 election. See "-- Termination of Partnerships."

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

UNRELATED BUSINESS TAXABLE INCOME

  Certain entities are exempt from federal income tax, including trusts formed as part of Keogh and corporate pension or profit-sharing plans which are qualified under Section 401(a) of the Code ("Qualified Plans"), individual retirement accounts qualified under Section 408 of the Code ("IRAs") and certain charitable and other organizations described in Section 501(c) of the Code. However, these tax-exempt entities are subject to federal income tax with respect to any "unrelated business taxable income" and would be required to file federal income tax returns (on Form 990-T) for any taxable year in which they have gross income, included in computing unrelated business taxable income, in excess of $1,000 (whether or not any tax was due).

  The unrelated business income tax is imposed directly on, and is paid out of the assets of the Qualified Plan, IRA or other tax-exempt entity. Under prior law, income from a publicly traded partnership such as the Partnership was automatically treated as unrelated business taxable income, but effective for tax years of the Partnership beginning after December 31, 1993, unrelated business taxable income status will be determined for income from the Partnership under the general rules described below. "Unrelated business taxable income" generally includes income (other than, in the case of property which is not "debt-financed property," interest, dividends, real property rents not dependent upon income or profits, and gain from disposition of non-inventory property) derived by certain trusts from a trade or business or by certain other tax-exempt organizations from a trade or business, the conduct of which is not substantially related to the exercise of the organization's charitable, educational or other exempt purpose, and all income to the extent derived from "debt-financed property." Certain types of real property rent are excluded from unrelated business taxable income even if it is debt-financed, depending on, among other things, the nature of the financing.

OTHER POSSIBLE TAX CONSEQUENCES TO INVESTORS

  Interest Related to Tax-Exempt Obligations. Sections 265(2) and 265(4) of the Code provide, respectively, that interest on indebtedness incurred or continued to "purchase or carry" tax-exempt obligations, or shares of stock in a regulated investment company that currently distributes exempt-interest dividends, is not deductible. In Revenue Procedure 72-18, the Service has articulated its view that a purpose to carry tax-exempt obligations will be inferred, unless rebutted by other evidence, wherever the taxpayer owns tax exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The inference, the Revenue Procedure states, will be drawn even though the indebtedness is incurred or continued to purchase or carry other portfolio investments. A limited partner's interest, for this purpose, is specifically designated to be a "portfolio investment." Therefore, in the case of a Unitholder purchasing or owning tax-exempt obligations, the Service might take the position that the Unitholder's allocable portion of any interest incurred by the Partnership or the Affiliated Partnership on its borrowings, and any interest on any borrowings by the Unitholder to finance investment in the Partnership, should be viewed in whole or in part as incurred to enable the Unitholder to purchase or carry the tax-exempt obligations and, therefore, that the deduction of any such interest by the Unitholder should be disallowed in whole or in part.

  Alternative Minimum Tax on Individuals. The alternative minimum tax for noncorporate taxpayers (which applies only to the extent greater than the taxpayer's regular tax) was recently increased by the Revenue Reconciliation Act of 1993 from 24% to a two-tier rate structure of 26% and 28%. The 26% rate applies to the first $175,000 ($87,500 for married individuals filing separate returns) of a taxpayer's excess of alternative minimum taxable income over an exemption amount ($45,000 for a joint return or a surviving spouse, $33,750 for an unmarried individual and $22,500 for a married individual filing separately) and thereafter, the 28% rate applies. The exemptions are phased out above certain alternative minimum taxable income levels. In general, alternative minimum taxable income means the taxpayer's adjusted gross income reduced, subject to certain limitations, by certain itemized deductions and qualified interest, and increased by the taxpayer's items of tax preference. Among the tax preference items taken into account in calculating alternative minimum taxable income are the excess of accelerated depreciation over straight-line depreciation (using alternative recovery periods) on real property and personal property subject to lease and numerous other items. For purposes of calculating tax preference items, straight-line depreciation on qualifying ACRS property is determined by utilizing prescribed periods of years.

  The effect of the alternative minimum tax provisions will depend on the investor's own tax situation and prospective investors are urged to consult their tax advisors in this regard.

  Alternative Minimum Tax on Corporations. A 20% alternative minimum tax for corporations is applicable to an expanded tax base. If a corporation intends to invest in the Preferred Depositary Units, it should consult with its tax advisors with regard to the impact of the minimum tax upon the investment.

POSSIBLE LEGISLATIVE TAX CHANGES

  There have been a number of proposals made in Congress and by the Treasury Department and other government agencies for changes in the federal income tax laws. In addition, the Service has proposed and may still be considering changes in regulations and procedures, and numerous private interest groups have lobbied for regulatory and legislative changes in federal income taxation. It is likely that further proposals will be forthcoming or that previous proposals will be revived in some form in the future. It is impossible to predict with any degree of certainty what past proposals may be revived or what new proposals may be forthcoming, the likelihood of adoption of any such proposals, the likely effect of any such proposals upon investment in the Partnership, or the effective date of any legislation which may derive from any such past or future proposals. Potential investors are strongly urged to consider ongoing developments in this uncertain area.

PARTNERSHIP TAX RETURN, TAX INFORMATION AND PENALTIES

  The tax returns filed by the Partnership or the Affiliated Partnership may be audited by the Service. Adjustments (if any) resulting from an audit may result in audits of the limited partners' own returns and adjustments of non-Partnership, as well as Partnership, income or loss.

  The Code provides, in general, that the tax treatment of items of partnership income, gain, loss, deduction and credit will be determined at the partnership level in a single partnership proceeding rather than in separate proceedings with each partner. Under these provisions, all of the partners may be bound by Partnership level audit adjustments agreed to by the General Partner (whether as general partner of the Partnership or of the Affiliated Partnership), or as determined in a single Partnership level judicial proceeding. Any costs incurred by the Partnership or the Affiliated Partnership in connection with an audit or any related judicial or administrative proceeding could reduce any anticipated yield on an investment in the Partnership. In addition, the Code provides, in general, that (i) a partner must report a partnership item consistent with its treatment on the partnership return, unless the partner files a statement which identifies the inconsistency, and (ii) the statute of limitations for adjustment of tax with respect to partnership items under the partnership level proceedings will generally be three years from the date of filing (or, if later, the last date for filing) the partnership return except in specified circumstances.

  The Code imposes an addition to tax on individuals, certain closely held corporations and personal service corporations where the value of property or the adjusted basis of property claimed on a return exceeds 200% of the amount determined to be the correct value or adjusted basis. The addition to tax is 20% of the underpayment of tax which results from the overvaluation. (The addition to tax is increased to 40% if the value or basis exceeds 400% of the correct value or basis.) The General Partner does not anticipate that the determinations of the value or adjusted basis of the Partnership's (or the Affiliated Partnership's) property would give rise to an addition to tax.

  The Code further imposes an addition to tax for a substantial understatement of income tax equal to 20% of the amount of any underpayment attributable to the understatement. "Understatement" means the excess of the amount of the tax required to be shown on the return for the taxable year over the amount of tax imposed which is shown on the return. A substantial understatement exists for any taxable year if the amount of the understatement for the taxable year exceeds the greater of (i) 10% of the tax required to be shown on the return and
(ii) $5,000 ($10,000 in the case of a corporation other than an S corporation or a personal holding company). In the case of any item which is not attributable to a tax shelter (as defined below), the amount of an understatement is reduced by that portion of the understatement which is attributable to the tax treatment of an item for which there is or was substantial authority, or an item with respect to which the relevant facts were adequately disclosed on the tax return or an attached statement and for which the taxpayer has a reasonable basis for the tax treatment of the disclosed item. In the case of any item attributable to a tax shelter, the amount of the understatement is reduced by that portion of the understatement which is attributable to the tax treatment of an item for which there is or was substantial authority and with respect to which the taxpayer reasonably believed that the tax treatment of the item was more likely than not the proper treatment. "Tax shelter" includes a partnership, arrangement or other investment, if the principal purpose of the partnership, arrangement or other investment is the avoidance or evasion of federal income tax. The General Partner believes that the Partnership should not be treated as a tax shelter for purposes of this provision.

NOMINEES HOLDING PREFERRED DEPOSITARY UNITS

  Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (i) the name, address and taxpayer identification number of the beneficial owners and the nominee; (ii) whether the beneficial owner is (x) a person that is not a United States person,
(y) a foreign government, international organization or any wholly owned agency or instrumentality of either of the foregoing, or (z) a tax-exempt entity; (iii) the amount and description of Units held, acquired or transferred for the beneficial owners; and (iv) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

PARTNERSHIP REGISTRATION WITH SERVICE

  The Code generally requires the person principally responsible for organizing certain defined investments to register the investment with the Service if, as of the close of any of the first five taxable years of the investment, the investment (i) satisfies a certain computed ratio of aggregate deductions and credits to cash invested for any investor and (ii) is expected to reduce the then-cumulative tax liability of any investor. The possible application of the foregoing standards to the General Partner has resulted in the decision of the General Partner to register the Partnership and the Affiliated Partnership.

  The Service has issued temporary regulations which require a statement be made to all investors as follows:

    You are acquiring an interest in Forum Retirement Partners, L.P. (the "Partnership"), 8900 Keystone Crossing, Suite 200, Post Office Box 40498, Indianapolis, Indiana 46240-0498, whose taxpayer identification number is 35-1686799. The Code requires the Partnership and other entities to obtain a registration number from the Internal Revenue Service pursuant to Section 6111 of the Internal Revenue Code and to provide such number to investors in such programs. On behalf of the Partnership, the General Partner has obtained the following such registration number from the Internal Revenue Service:
  86351000160.

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

                           _________________________

    UNDER CURRENT TEMPORARY REGULATIONS, YOU MUST REPORT THIS REGISTRATION NUMBER (AS WELL AS THE NAME AND TAXPAYER IDENTIFICATION NUMBER OF THE PARTNERSHIP) TO THE INTERNAL REVENUE SERVICE ON FORM 8271, WHICH MUST BE ATTACHED TO YOUR FEDERAL INCOME TAX WHEN YOU FILE SUCH RETURN.

    ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.
                           _________________________

  Failure by a Unitholder to furnish the Partnership's registration number in the manner as described in the statement above may result in a penalty of $250 per occurrence.

    Current temporary regulations also require the transferor of interests in a partnership which has obtained a registration number to retain certain information concerning such a transfer. In order to relieve you (an investor) of this requirement, the General Partner will retain such information in connection with a transfer of your interest in the Partnership to any other person, if you (a) furnish the General Partner at 8900 Keystone Crossing, Suite 200, Post Office Box 40498, Indianapolis, Indiana 46240-0498, (i) that person's name, address and taxpayer identification number, (ii) the date on which you transferred your Preferred Units, and (iii) the number of Preferred Units which you transferred to such person, and (b) provide a copy of this notice to the person to whom you transfer your Units.

  In addition, the Code requires that a list be maintained by the General Partner containing the identity of each person who is sold an interest in a partnership with respect to which registration is required under Code Section 6111 and such other information as required by regulations issued by the Treasury Department. The list must be made available to the Service upon request.

STATE AND LOCAL TAXES

  In addition to the federal income tax consequences described above, prospective purchasers of Preferred Depositary Units should consider potential state and local tax consequences of investment in the Partnership and are urged to consult their tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. An investor's distributive share of the taxable income or loss of the Partnership may be required to be included in determining its reportable income for state or local tax purposes in the state or locality in which it is a resident and in other states and localities from which the Partnership may derive income. Those states or localities may require the filing of tax returns by non-resident partners and impose a tax on nonresident partners determined with reference to the pro rata share of Partnership income derived from sources within the state or locality. To the extent that a non-resident Unitholder pays tax to a state or locality by virtue of the Partnership's operations within that state or locality, the Unitholder may be entitled to a deduction or credit against tax owed to its state or locality of residence with respect to the same income. Each investor is advised to consult its tax advisor as to the state and local taxes which may be payable in connection with an investment in the Partnership.

  The Partnership will advise each Unitholder of its share of income or loss to be reported to each of the states in which the Partnership makes investments. The Partnership may be required to withhold state taxes from distributions to the Unitholder in some instances.

GENERAL

  THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ARE COMPLEX AND WILL NOT BE THE SAME FOR ALL TAXPAYERS.
ACCORDINGLY, PROSPECTIVE PURCHASERS OF PREFERRED DEPOSITARY UNITS ARE STRONGLY ADVISED TO CONSULT

THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS. THE COST OF CONSULTATION COULD, DEPENDING ON THE AMOUNT THEREOF, MATERIALLY DECREASE ANY ANTICIPATED YIELD ON THE INVESTMENT.


                              PLAN OF DISTRIBUTION

  The Preferred Depositary Units offered pursuant to the Subscription Offering are being offered by the Partnership directly to Eligible Holders. The Partnership has not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of Subscription Privileges in the Subscription Offering, and no commissions, fees or discounts will be paid in connection with the Subscription Offering. Certain officers and other employees of the General Partner may solicit responses from Eligible Holders, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

  The Partnership will pay the fees and expenses of American Stock Transfer & Trust Company, as Subscription Agent, and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Subscription Offering.


                               SUBSCRIPTION AGENT

  The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Subscription Offering. The Subscription Agent's address, which is the address to which Notices of Exercise and payment of the Subscription Price should be delivered, is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                           40 WALL STREET, 46TH FLOOR
                           NEW YORK, NEW YORK  10005
                     ATTENTION:  REORGANIZATION DEPARTMENT

The Partnership will pay the fees and expenses of American Stock Transfer & Trust Company, and has also agreed to indemnify American Stock Transfer & Trust Company from any liability which it may incur in connection with the Subscription Offering.


                                    EXPERTS

  The consolidated financial statements and financial schedules of the Partnership for the three years ended December 31, 1992, included in the 1992 Form 10-K and incorporated by reference herein, have been audited by KPMG Peat Marwick, independent auditors. The consolidated financial statements and financial statement schedules audited by KPMG Peat Marwick have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick and on their authority as experts in accounting and auditing. The report of KPMG Peat Marwick covering such consolidated financial statements and schedules, dated February 12, 1993, contains an explanatory paragraph that states that the Partnership was required to make a $12.5 million principal payment on the Bank Debt by March 31, 1993. The report states that if the Partnership was unable to make such payment and the agreement relating to the Bank Debt was not amended, the Bank Debt would have been in default and the lender could have demanded payment. The report also states that the uncertainty of the resolution of this matter raised substantial doubt about the Partnership's ability to continue as a going concern. During March 1993, the credit agreement relating to the Bank Debt was amended to extend the maturity date thereof from March 31, 1993 to December 31, 1993. The consolidated financial statements and financial statement schedules do not include any adjustments that might have resulted from the outcome of this uncertainty.

                                LEGAL OPINIONS

  Certain legal matters relating to Preferred Depositary Units are being passed upon for the Partnership by Jones, Day, Reavis & Pogue. Additionally, the description of federal income tax consequences contained in this Prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Jones, Day, Reavis & Pogue.

================================================================================
  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE PREFERRED DEPOSITARY UNITS OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE PREFERRED DEPOSITARY UNITS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                    ________________________________________



                               TABLE OF CONTENTS

                                             PAGE

AVAILABLE INFORMATION.......................   2
INFORMATION INCORPORATED BY REFERENCE.......   2
PROSPECTUS SUMMARY..........................   3
RISK FACTORS................................  11
THE PARTNERSHIP.............................  15
THE RECAPITALIZATION........................  16
USE OF PROCEEDS.............................  19
PRO FORMA FINANCIAL INFORMATION.............  19
CASH DISTRIBUTION POLICY....................  23
THE SUBSCRIPTION OFFERING...................  24
BUSINESS AND PROPERTIES OF THE PARTNERSHIP..  27
DESCRIPTION OF PREFERRED DEPOSITARY UNITS...  35
SUMMARY OF PARTNERSHIP AGREEMENT............  38
FEDERAL INCOME TAX CONSIDERATIONS...........  45
PLAN OF DISTRIBUTION........................  62
SUBSCRIPTION AGENT..........................  62
EXPERTS.....................................  62
LEGAL OPINIONS..............................  63

================================================================================

================================================================================
                                   5,064,150
                           PREFERRED DEPOSITARY UNITS



                                FORUM RETIREMENT
                                 PARTNERS, L.P.



                              ____________________

                                   PROSPECTUS
                              ____________________




                                JANUARY 7, 1994

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Estimated expenses in connection with the issuance and distribution of Preferred Depositary Units being registered are as follows:

  SEC registration fee.........................  $  3,493
  Blue Sky fees and expenses...................    10,000
  Printing, mailing and distribution expenses..    50,000
  Legal fees and expenses......................   200,000
  Accounting fees and expenses.................    25,000
  Subscription Agent's fees and expenses.......    10,000
  Miscellaneous................................    25,507
                                                 --------
     Total.....................................  $324,000
                                                 ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Delaware law, a limited partnership has the power to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever, subject to any standards and restrictions in the partnership agreement. The Partnership Agreement provides that the Partnership will indemnify the General Partner and its affiliates, directors, officers, employees and agents, and persons serving on behalf of the Partnership in similar capacities with other entities, against liabilities, costs and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation as a result of its status as the general partner of the Partnership or an affiliate, director, officer, agent or employee of the General Partner, including without limitation, liabilities under federal or state securities laws, if the indemnified person acted in good faith and in a manner it believed in good faith to be in, or not opposed to, the best interests of the Partnership and, with respect to a criminal proceeding, had no reasonable cause to believe its conduct unlawful and the indemnified person's conduct did not constitute willful misconduct. Any indemnification under these provisions will be limited to the assets of the Partnership.

  The Partnership is authorized to purchase insurance against liabilities asserted against and expenses incurred by the foregoing persons in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those persons against those liabilities under the provisions described above. The Partnership has purchased such insurance.

  Under Delaware law, the General Partner may indemnify its directors, officers, employees and other individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the General Partner and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the General Partner.

  The General Partner's Certificate of Incorporation provides that any and all persons that the General Partner has the power to indemnify under Delaware law will be indemnified by the General Partner to the full extent authorized by Delaware law, as it may be amended or supplemented, from and against any and all expenses, liabilities or other matters covered thereby.

  The General Partner has entered into indemnification agreements with each of its directors. These indemnification agreements provide for, among other things, (i) the indemnification by the General Partner of the indemnitees thereunder to the extent permitted by Delaware law, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors of the General Partner, of trusts or other funding mechanisms to fund the General Partner's indemnification obligations thereunder.

  Under Indiana law, Forum Group may indemnify its directors, officers, employees and other individuals, including any person serving at the request of Forum Group as a director of another corporation, against judgments, amounts paid in settlement, penalties, fines and reasonable expenses incurred in specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, if they acted in good faith and in a manner they reasonably believed to be in or, in certain circumstances, not opposed to the best interests of Forum Group and, with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful or had no reasonable cause to believe their conduct was unlawful.

  Under Forum Group's Restated Articles of Incorporation, directors, officers, employees and other individuals, including any person serving at the request of Forum Group as a director of another corporation, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or, in certain circumstances, not opposed to the best interests of Forum Group and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action.

  As authorized by Indiana law and Forum Group's Restated Articles of Incorporation, Forum Group has entered into indemnification agreements with each of the directors of the General Partner. The indemnification agreements provide for, among other things, (i) the indemnification by Forum Group of the indemnitees thereunder to the extent permitted by Indiana law and Forum Group's Restated Articles of Incorporation, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors of Forum Group, of trusts or other funding mechanisms to fund Forum Group's indemnification obligations thereunder.

  Under Indiana law and Forum Group's Restated Articles of Incorporation, Forum Group has the power to purchase and maintain insurance on behalf of directors, officers, employees and other persons, including any person serving at the request of Forum Group as a director of another corporation, against any liability asserted against them and incurred by them in any such capacity or arising out of their status as such, whether or not Forum Group would have the power to indemnify them against such liability. Forum Group has purchased such insurance, which covers the directors of the General Partner in certain limited circumstances.


ITEM 16.  EXHIBITS
2(1)                Option Agreement (MLP), dated December 29, 1986, among
                    Forum Group, the Partnership and Operations*

2(2)                Recapitalization Agreement (incorporated by reference to
                    Exhibit 10(1) to the Partnership Current Report on Form
                    8-K, dated October 12, 1993 (the "October 1993 Form 8-K"))

2(3)                Letter Agreement, dated December 14, 1993, by and among
                    Forum Group, Forum A/H and the Partnership*

4(1)                Partnership Agreement*

4(2)                Amendment to Partnership Agreement, dated as of February
                    24, 1992*

4(3)                Amendment to Partnership Agreement,
                    dated October 6, 1993 (incorporated by reference to Exhibit
                    4(1) to the October 1993 Form 8-K)

4(4) Amended and Restated Agreement of Limited Partnership, dated as of December 31, 1986, of Forum Health Partners I-A
                    L.P. ("Health Partners")*

4(5) Amended and Restated Agreement of Limited Partnership, dated as of December 31, 1986, of Foulk Manor Associates,
                    L.P. ("Associates")*

4(6) Amended and Restated Agreement of Limited Partnership, dated as of December 31, 1986, of Operations*

5(1) Opinion of Jones, Day, Reavis & Pogue, regarding legality of the securities being registered*

8(1) Opinion of Jones, Day, Reavis & Pogue regarding certain tax matters*

10(1)               Management Agreement*

10(2)               First Amendment to Management Agreement, dated as of June
                    29, 1989*

10(3)               Second Amendment to Management Agreement, dated as of
                    September 29, 1989*

10(4)               Third Amendment to Management Agreement, dated as of May
                    27, 1992*

10(5)               Fourth Amendment to Management Agreement, dated as of
                    November 9, 1993*

10(6) Depositary Agreement, dated as of December 29, 1986, among the Partnership, the General Partner, limited partners and assignees holding depositary receipts and Manufacturers
                    Hanover Trust Company ("Manufacturers")* 10(7) Assignment of Depositary Agreement from Manufacturers to American Stock
                    Transfer & Trust Company, dated January 1, 1992*

10(8) Nomura Loan Agreement and related documents and instruments, each dated as of December 28, 1993*

13(1)               Annual Report on Form 10-K for the fiscal year ended
                    December 31, 1992, (filed with the Commission on March 30,
                    1993)*

13(2)               Quarterly Report on Form 10-Q for the quarter ended
                    September 30, 1993, (filed with the Commission on November
                    4, 1993)*

23(1)               Consent of KPMG Peat Marwick

23(2)               Consent of Jones, Day, Reavis & Pogue (included in Exhibits
                    5(1) and 8(1))*

24(1)               Powers of Attorney*

99(1)               Form of Notice of Exercise of Subscription Privilege*

99(2)               Form of Letter to Unitholders*

99(3)               Form of Letter to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees*

99(4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                    Other Nominees*

99(5)               Form of Subscription Agent Agreement*

- --------------------
*  Previously filed

ITEM 17.  UNDERTAKINGS

  (1)  The Partnership undertakes to send to each transactions with the
Unitholder at least on an annual basis a statement General Partner or     of any
its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

  (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Partnership pursuant to the foregoing provisions, or otherwise, the Partnership has been advised that, in the opinion of the Commission, the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than payment by the Partnership of expenses incurred or paid by a director, officer or controlling person of the Partnership in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Partnership will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of that issue.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the Partnership certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana on the date indicated on the cover page of this Amendment No. 3.


                                    FORUM RETIREMENT PARTNERS, L.P.

                                    By:  FORUM RETIREMENT, INC.,
                                         General Partner


                                      By:    /s/ John H. Sharpe
                                         ----------------------------
                                               John H. Sharpe,
                                                 Secretary


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on the date indicated on the cover page of this Amendment No. 3:


         Signature                                     Title
         ---------                                     -----

     DONALD J. McNAMARA*                Chairman of the Board and President
- -----------------------------              (Principal Executive Officer)
     Donald J. McNamara


      PAUL A. SHIVELY*                             Vice President
- -----------------------------       (Principal Financial and Accounting Officer)
      Paul A. Shively

      JAMES C. LESLIE*                                Director
- -----------------------------
      James C. Leslie


      JOHN F. SEXTON*                                 Director
- -----------------------------
      John F. Sexton


* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 3 to Registration Statement on Form S-2 pursuant to powers of attorney executed by the above-named officers and directors and filed herewith.


                                      By:    /s/ John H. Sharpe
                                         ----------------------------
                                               John H. Sharpe,
                                              Attorney-in-Fact